Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2012 to September 30, 2012)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2012 to September 30, 2012)

To:	Korean Financial Services Commission and Korea Exchange

/s/
Park, Han-Yong
President and Representative Director
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/
Shim, Tong-Wook
Senior Vice President
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

TABLE OF CONTENTS

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

Attachment:	Independent Accountants’ Review Report (Non-consolidated and consolidated)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note
(1) Production and sale of crude steel and stainless steel products

(2) Port/harbor loading/unloading, warehousing and packaging	No engagement in this business during the third quarter in the fiscal year of 2012

(3) Management of professional athletic organizations

(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses

(5) Real property lease business

(6) Public energy services and distribution system

(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8) Educational services and other incidental services

(9) Production and sale of non-ferrous metals

(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

4

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., SUNGJIN GEOTEC Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., Gwangyang SPFC Co., Ltd., Gunsan SPFC Co., Ltd., 9DIGIT CO., LTD., DAKOS CO., LTD., POSCO ENGINEERING COMPANY CO., LTD., MegaAsset Co., Ltd., Busan E&E Co., Ltd., SONGDO SE CO., Ltd., SUNCHEON ECO TRANS Co., Ltd., Seoung Gwang Co., Ltd., SNNC Co., Ltd., eNtoB Corporation, UITrans LRT co. Ltd., POREKA Co., POSGREEN Company, Ltd., POSMATE, POSBRO COMPANY LTD., POS ECO HOUSING CO., Ltd., POSWITH CO., LTD., POSCALCIUM Company, Ltd., POSCO Engineering & Construction Co., Ltd., POSCO Research Institute, POSCO A&C Co., Ltd., POSCO AST CO., LTD., POSCO NST CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POSCO TMC CO., LTD., POSCO Plant Engineering Co., Ltd., POSCO Processing & Service Co., Ltd., POSPlate Co., LTD., POS-HiMETAL CO., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., Pohang SPFC Co., Ltd., PLANT EST Co., Ltd., PHP Co., Ltd., PNR Co., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., Suwon Green Environment Co., Ltd., Sung Jin E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSCO TERMINAL Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Energy CORPORATION, POSFINE CO., Ltd., Pohang Fuelcell Power Corporation, PSC Energy Global Co., Ltd., Shinan Energy Co., Ltd., ReCO Metal Co., Ltd., Clean Gimpo Co., Ltd., PONUTech Co., Ltd., NewAltec Co., Ltd., Gale International(Korea), LLC., Songdo International Sports Club, LLC., POS-HiAl CO., LTD., Tamra Offshore Wind Power Co., Ltd., Blue O&M CO., LTD., POSTECH VENTURE CAPITAL CORPORATION, POSMATEINSURE INSURANCE BROKER CO., LTD., POSCO ESM Co., Ltd., MCM Korea Co. Ltd., Tancheon E&E

(a)	Changes in Companies Belonging to the Business Group

•	Addition of a Subsidiary: Blue O&M CO., LTD. (January 2, 2012)

•	Addition of a Subsidiary: POS-HiAl CO., LTD. (February 1, 2012)

•	POSCO POWER CO., LTD. changed the name of the company to POSCO ENERGY CO., LTD. (February 7, 2012)

•	Addition of a Subsidiary: Tamra Offshore Wind Power Co., Ltd. (March 2, 2012)

•	Exclusion of a Subsidiary: DAIMYUNG TMS.CO.LTD. (March 22, 2012)

•	Addition of a Subsidiary: POSCO ES Materials Co., Ltd. (May 2, 2012)

•	Addition of a Subsidiary: Clean Po-hang Co., Ltd. (May 2, 2012)

•	Exclusion of a Subsidiary: Cheongna IBT Co., Ltd. (May 10, 2012)

•	Addition of a Subsidiary: MCM Korea Co., Ltd. (August 1, 2012)

•	Exclusion of a Subsidiary: POMIC Co., Ltd. (August 6, 2012)

•	Exclusion of a Subsidiary: Clean Po-hang Co., Ltd. (August 21, 2012)

•	Addition of a Subsidiary: Tancheon E&E (September 3, 2012)

•	Exclusion of a Subsidiary: BASYS INDUSTRY Co., Ltd. (September 19, 2012)

(b)	Changes in Companies Belonging to the Business Group after September 30, 2012

•	Addition of Subsidiary: MCM Korea Co., Ltd. (August 1, 2012)

•	Exclusion of Subsidiary: POMIC Co., Ltd. (August 6, 2012)

•	Exclusion of Subsidiary: Clean Po-hang Co., Ltd. (August 21, 2012)

•	Addition of a Subsidiary: Pohang Special Welding Co., Ltd. (October 2, 2012)

•	Addition of a Subsidiary: Busan Sanseong Tunnel Co., Ltd. (October 2, 2012)

•	Exclusion of a Subsidiary: Suwon Green Environment Co., Ltd. (October 22, 2012)

(3)	Related Laws and Regulations

5

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(g)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Date of the Establishment: April 1, 1968

(2)	Location of the Headquarters: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(3)	Steel Works and Offices

(a) Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b) Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c) Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-gu, Seoul, Korea

(d) Overseas Offices: For the purpose of supporting international business transactions, the Company operates seven overseas offices as follows:

United Arab Emirates (Dubai), the European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Egypt (Cairo), Mongolia (Ullaanbaatar), Australia (Perth),

and the United States of America (Houston).

Changes in Overseas Offices after September 30, 2012

•	The overseas office in Chile opened in October 2012; the Company operates 8 overseas offices as of November 2012.

(4)	Composition of the Board of Directors (as of March 16, 2012)

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(a)	Inside Directors

•	Reelected members: Chung, Joon-Yang (3years) and Park, Han-Yong (1 year)

•	New members: Cho, Noi-Ha (1 year), Park, Ki-Hong (2 years), and Kim, Joon-Sik (2 years)

(b)	Outside Directors

•	Reelected members: Han, Joon-Ho (2 years), Lee, Young-Sun (2 years), and Lee, Chang-Hee (3 years)

•	New members: James B. Bemowski (3 years)

(c)	Representative Directors

•	Prior to March 16, 2012: Chung, Joon-Yang, Choi, Jong-Tae, Park, Han-Yong, and Oh, Chang-Kwan

•	As of March 16, 2012: Chung, Joon-Yang and Park, Han-Yong

(5)	Major Shareholders of POSCO

(a)	National Pension Corporation holds the largest number of POSCO’s shares.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, and August 1, 2012.)

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

There was no material change during the fiscal year of 2012.

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

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B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

4. Other Information Regarding Shares

A. Total Number of Shares	(As of September 30, 2012)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won ( “KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of September 30, 2012)

Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,449,117	—	—	—	7,449,117
Special Money Trust		2,493,274	—	—	—	2,493,274
Total		9,942,391	—	—	—	9,942,391

*	Beginning Balance: as of December 31, 2011

C. Voting Rights

(As of September 30, 2012)

Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	9,942,391	*Treasury Stock 9,942,391 shares
(3) Shares with Voting Rights	77,244,444	—

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D. Earnings and Dividend

(In millions of KRW)

	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Net Profit	1,986,618	3,188,845	3,784,361
Earnings per Share (KRW)	25,719	41,279	49,127
Cash Dividend Paid	154,489	772,444	770,329
Pay-out Ratio	—	24.2	20.4%
Dividend per Share (KRW)	2,000	10,000	10,000
Dividend Yield	—	2.56	2.03%

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

steel, trading, engineering & construction, and others.

B. Segment Results

(In millions of KRW)

Category	2012 3Q (January 1, 2012 ~ September 30, 2012)		2011		2010
	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)
Steel	27,421,448	2,453,522	39,151,930	4,809,464	35,527,373	5,112,149
Trading	14,484,569	140,310	21,097,356	159,339	6,236,031	37,984
Engineering & Construction	3,240,178	6,542	5,476,209	178,058	4,348,796	164,606
Others	3,389,749	313,936	3,213,230	261,240	1,775,056	118,781
Total	48,535,944	2,914,310	68,938,725	5,408,101	47,887,256	5,433,520

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2. Current Situation

1) Steel

A. Domestic Market Share

(Millions of Tons, %)

Category	2012 3Q (January 1, 2012 ~ September 30, 2012)		2011		2010
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	52.2	100	68.5	100	58.4	100
POSCO	28.5	54.6	37.3	54	33.7	58
Others	23.7	46.4	31.2	46	24.7	42

Source: Korea Iron and Steel Association

B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	The Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	The Company established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(2)	Development of Iron Ore Captive Mines in India

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	The Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

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(e)	The third party applicant for the Khandadhar Licenses filed a suit against the Orissa State Government claiming that its right as the first applicant should be respected. (February, 2010)

(f)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(g)	The Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(h)	The Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(i)	The Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(3)	Establishment of Steelworks in India

(a)	The Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

(d)	The Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	The Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	The National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

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(4)	Establishment of Steelworks in Indonesia

(a)	The Company entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)

(b)	The Company entered into a joint venture agreement. (August, 2010)

(c)	The Company established PT. KRAKATAU POSCO. (September, 2010)

(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of the construction of the steelworks with an annual production capacity of 3,000,000 tons began. The construction of the steelworks was scheduled to be completed by December, 2013. (July, 2011)

(f)	PT. KRAKATAU POSCO has continuously conducted piling work for the main facilities and started working for the basic ground. (October, 2011)

(g)	PT. KRAKATAU POSCO established a joint venture with Krakatau Industrial Estate Cilegon to build a Calcination factory at Cilegon, Indonesia. (December, 2011)

(h)	PT. KRAKATAU POSCO began to build the steel frame for the steelworks (February, 2012)

(i)	The construction of electricity generation facility commenced. (May, 2012)

(j)	PT. KRAKATAU POSCO constructed the 4th main pillar in a furnace. (July, 2012)

(5)	Establishment of a Steelwork in Bazil

(a)	The Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons started. (September, 2012)

(6)	Establishment of POSCO-Maharashtra Steel Pvt., Ltd Continuous Galvanizing Line in India.

(a)	POSCO-Maharashtra Steel Pvt., Ltd. started the construction of a continuous galvanizing line with an annual production capacity of 450 thousand tons. (March, 2010)

(b)	The steel frame construction started. (October, 2010)

(c)	The construction and the installation of production facilities for a continuous galvanizing line commenced. (February, 2011)

(d)	POSCO-Maharashtra Steel Pvt., Ltd. launched a test-run of its continuous galvanizing line. (December, 2011)

(e)	The construction of a continuous galvanizing line was completed. (April, 2012)

(7)	Establishment of POSCO-Maharashtra Pvt., Ltd Cold Rolling Mill in India

(a)	The Board of Directors resolved to construct a cold rolled line in Maharashtra, India. (November, 2010)

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(b)	Construction of a cold rolled line with an annual capacity of 1.8 million tons started. (November, 2011)

(8)	Establishment of a Non-Oriented Electrical Steel Sheet Plant in India

(a)	The Board of Directors resolved to construct a non-oriented electrical steel sheet plant in India. (February, 2011)

(b)	Construction of a non-oriented electrical steel plant with an annual capacity 0.3 million tons started. (October, 2011)

(9)	Establishment of Guangdong Pohang Continuous Galvanizing Line in China

(a)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)

(b)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)

(c)	The Company held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)

(d)	The construction of electricity generation facility commenced. (November, 2011)

(e)	A test-run of Guangdong Pohang Continuous Galvanizing Line started. (July, 2011)

(10)	Establishment of a Stainless Cold Rolled Line in Turkey

(a)	The Board of Directors resolved to construct a stainless cold rolled line in Turkey. (December, 2010)

(b)	Construction of a stainless cold rolled line with an annual capacity 0.2 million tons started. (September, 2011)

2) Trading

A. Market Share

(Millions of Dollars, %)

Category	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011 3Q (January 1, 2011 ~ September 30, 2011)	Growth rate
Whole Korean companies	408,399	414,844	-1.6
Daewoo International	6,172	6,138	0.6

Source: Korea International Trade Association

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B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Koreans export industry as the number 1 trading company based on its wide range of trading network worldwide including 74 offices/trading corporations, 15 investment firms, and 17 resources companies through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resources development through Myanmar gas field and Ambatovy nickel projects to excel in Exploration & Production area. In the third quarter of 2012, Daewoo International recorded KRW 12,947 billion revenue and KRW 187 billion operating profit on a non-consolidated basis.

Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as Oil Palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction, established on February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the oversea contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America such as Ghana and Brazil.

4) Others

A. POSCO Energy

POSCO Energy started its commercial operation in February, 1972 as the only privately-owned heat power plant in Korea. Since the early 90’s, POSCO Energy continuously remodeled and built more complex heat power plants meeting the increased demand of electricity in Korea.

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B. POSCO ICT

To create a synergy between its information technology (“IT”) and its industrial engineering services, POSCO ICT Co., Ltd. has utilized an automation technology developing its competitiveness in the IT and manufacturing services. POSCO ICT Co., Ltd. is promoting new businesses for light emitting diode, smart grid, and cloud computing.

C. POSCO Chemtech Company Ltd.

POSCO Chemtech Company Ltd., founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO Chemtech Company Ltd. provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO Chemtech Company Ltd. is currently expanding its markets to Japan, China and Indonesia.

3. Key Products

A. Current Situation of Key Products

(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	77,460	19.1
	Cold-rolled Product (CR)	Automobile, Home appliances, etc	112,333	27.6
	Cold-rolled Product (CR)	Western tableware, etc	78,139	19.2
	By-Product	Cement material, etc	138,573	34.1
	Gross Sum		406,506	100.0
	Deduction of Internal Trade		(132,291)	—
	Sub Total		274,214	—
International Trade	Steel, Metal		134,933	67.1
	Chemical, Strategic Item, Energy		33,851	16.8
	Etc		32,454	16.1
	Gross Sum		201,238	100.0%

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Business Area	Item	Specific Use	Total Sales	Ratio
		Deduction of Internal Trade	(56,392)	—
		Sub Total	144,846	—
	Domestic Construction	Architecture	9,786	16.7
		Plant	14,105	24.1
		Civil Engineering	6,394	10.9
Engineering & Construction		Overseas Construction	21,537	36.9
		Owned Construction	5	—
		Etc	6,596	11.3
		Gross Sum	58,423	100.0%
		Deduction of Internal Trade	(26,021)	—
		Sub Total	32,402	—
Others		Electricity Sales, etc	53,214	100.0%
		Deduction of Internal Trade	(19,316)	—
		Sub Total	33,897	—
Total Sum			485,359	—

B. Price Fluctuation Trend of Key Products

(In thousands of KRW/ Tons, kWh)

Business Area	Products	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Steel	Hot-rolled Product (HR)	857	941	845
	Cold-rolled Product (CR)	1,025	1,090	987
Others	Electric Power	183	133	137
	Lime	105	106	112

Trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1) Criteria for Calculation

(a) Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

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(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Fluctuations

In response to the increase in the price of raw materials such as coal and iron ore in the first and second quarters of 2011, the Company has raised its domestic steel price by KRW 160 thousand since April 22, 2011.

[Others]

*Criteria for Calculation

(a) Electric Power = price of electric power/total amount of generated power

(b) Lime: average sales price including shipping cost

4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)

Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Iron Ore	Iron Ore for Blast Furnaces	67,999 (27.5%)	BHP Billiton of Australia, Rio Tinto of Australia VALE of Brazil
		Coal	Coking Coal: Heat Source for Blast Furnaces	48,872 (19.7%)	Anglo of Australia, Rio Tinto of Australia, Teck of Canada
Smokeless Coal: Sintering Fuel
		Stainless Steel Materials	Key Materials for STS Production	44,030(17.8%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Other Minerals	Sub-materials for Iron-making, Steelmaking	86,817(35.0%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,140 (18.6%)
		Steel Pile	Foundation of Structure	275 (4.5%)
		Steel Reinforcement	Strengthening Concrete	1,451 (23.6%)
		Cable	Electricity Transfer	114 (1.9%)
		Etc	—	3,160 (51.5%)
Others	Raw Materials	LNG	Material for Power Generation	15,839 (62.3%)
		Limestone	Production of Lime	717 (2.8%)
		Etc	—	8,862(34.9%)

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B. Price Fluctuation Trend of Major Raw Materials

(In thousands of KRW)

Business Area	Category	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Steel (per ton)	Iron Ore	172	194	157
	Coal	263	297	221
	Scrap Iron	530	565	481
	Nickel	20,711	25,670	25,308
Engineering & Construction	Ready-mixed Concrete (per ㎥)	57	54	52
	Steel Pile (per m)	78	82	72
	Steel Reinforcement (per kg)	1	0.8	0.7
	Cable (per m)	1	0.8	0.8
Others	LNG (per ton)	1,057	893	781
	Lime (per ton)	21	22	22

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore	(In Dollars/ Tons)

	2012 3Q (July 1, 2012 ~ September 30, 2012)	2012 2Q (April 1, 2012 ~ June 30, 2012)	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of International Benchmark Price (Free On Board, “FOB”)	105	134	135	130	168	171	173	136

(2) Coal	(In Dollars/ Tons)

	2012 3Q (July 1, 2012 ~ September 30, 2012)	2012 2Q (April 1, 2012 ~ June 30, 2012)	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of International Benchmark Price (FOB)	225	206	235	285	315	330	225	191

(3) Scrap Iron	(In Dollars/ Tons)

	2012 3Q (July 1, 2012 ~ September 30, 2012)	2012 2Q (April 1, 2012 ~ June 30, 2012)	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of Purchase Price (Cost and Freight, “CFR”)	400	444	466	445	494	480	495	409

19

(4)	Nickel

	2012 3Q (July 1, 2012 ~ September 30, 2012)	2012 2Q (April 1, 2012 ~ June 30, 2012)	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of London Metal Exchange ( “LME”) Cash Price	USD 7.41/lb USD 16,334/ton	USD 7.78/lb USD 17,152/ton	USD 8.92/lb USD 19,665/ton	USD 8.3/lb USD 18,307/ton	USD 10.01/lb USD 22,069/ton	USD 11.00/lb USD 24,227/ton	USD 12.20/lb USD 26,903/ton	USD 9.89/lb USD 21,809/ton

[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b) Lime: purchase price of lime and transportation fees

20

5. Production and Facilities

A. Production Capacity

[Steel]

(Thousands of Tons)

Business Area	Products	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Steel	Crude Steel	30,305	39,410	37,560

[Others]

(MW, Thousands of Tons)

Business Area	Products		2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Power Generation	Electric Power	Inchon	3,052	3,052	1,800
		Gwangyang	284	284	284
Lime	Lime		1,643	2,190	2,190

21

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production	(Thousands of Tons)

Products		2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Crude Steel		29,786	39,074	35,365
Products	Hot-Rolled Products	6,519	8,456	8,762
	Plate	4,682	6,273	4,639
	Wire Rod	1,545	2,113	2,332
	Pickled-Oiled Steel Sheets	1,961	2,495	2,450
	Cold-Rolled Products	6,056	7,453	7,204
	Coated Steel	4,329	5,358	4,627
	Electrical Steel	1,024	1,396	1,211
	Stainless Steel	1,892	3,165	2,745
	Others	2,834	3,150	3,066
	Total	30,842	39,860	37,036

(2)	Capacity Utilization Rate

(Thousands of Tons)

	Company	Capacity	Production	Utilization Rate
	POSCO	28,775	28,493	99.0%
Crude Steel	POSCO Specialty Steel	780	532	68.2%
Production	Zhangjiagang Pohang Stainless Steel	750	761	101.4%
	Total	30,305	29,786	98.3%

•	Capacity Utilization Rate = Production Result/ Production Capacity
Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1)	Production Result

(Gwh, Thousands of Tons)

	Products	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Power Generation	Electric Power	11,614	12,066	4,863
Lime	Lime	1,832	2,425	2,256

22

(2)	Capacity Utilization Rate

(hr, Thousands of Tons)

Business Area	Products	Capacity	Production	Utilization Rate
Power Generation	Electric Power	13,152	10,383	78.9%
Lime	Lime	1,643	1,832	111.5%

C. Production Facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,943,966	48,172			1,992,138
Trade	149,528	0	(1,923)		147,606
Engineering & Construction	57,090	7,909			415,578
Others	398,595	16,983			415,578

[Building]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,453,365	331,277		(211,980)	3,572,662
Trade	159,919	0	(7,608)	(3,281)	149,031
Engineering & Construction	56,817	6,077		(2,513)	60,381
Others	349,727	27,294		(13,877)	363,144

[Structures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,060,849	179,314		(121,327)	2,118,836
Trade	17,496		(6,651)	(472)	10,373
Engineering & Construction	6,004	2,435		(321)	8,118
Others	176,089	16,429		(8,412)	184,106

23

[Machinery and Equipments]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	14,529,327	1,649,277		(1,180,250)	14,998,354
Trade	144,292		(27,024)	(2,677)	114,590
Engineering & Construction	25,258	9,629		(11,637)	23,250
Others	1,480,507	36,290		(60,183)	1,456,614

[Vehicles]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	48,377	4,829		(10,064)	43,142
Trade	5,659	1,109		(1,412)	5,356
Engineering & Construction	5,855	3,056		(1,602)	7,309
Others	6,853	2,144		(1,794)	7,203

[Tools and Fixtures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	54,471	9,592		(16,464)	47,599
Trade	1,844	757		(606)	1,995
Engineering & Construction	1,761	543		(607)	1,697
Others	22,802	6,216		(7,600)	21,418

[Equipment]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	96,468	27,306		(27,130)	96,644
Trade	17,136	9,266		(5,415)	20,987
Engineering & Construction	9,727	9,181		(3,940)	14,968
Others	46,358	12,336		(12,161)	46,533

24

[Financial Lease Assets]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,990		(43)	(859)	17,087
Trade	634	341		(180)	795
Engineering & Construction	9,307	56		(1,898)	7,465
Others	10,612		(1,017)	(4,272)	5,323

(2)	Major Capital Expenditures

(a)	Investments under Construction

[Steel]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	November, 2010 ~ July, 2014	G)Establishment of the Fourth Hot-coil Mill	16,262	3,643	12,619
		April, 2008~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	9,489	3,521
		March, 2011~ January, 2014	P) Optimization of the Facilities	22,034	7,444	14,590
	Renovation / Replacement	December, 2010 ~ June 2017	G) Renovation of the First & Fifth Furnace	10,595	2,656	7,939
		March, 2011~March, 2014	P) Renovation of the First STS Rolling Facilities	2,178	226	1,952
	Other Projects			24,277	10,837	13,440
POSCO Specialty Steel	Expansion	November, 2009 ~ April, 2012	Establishment of a New Mill (0.6million ton)	2,606	2,602	4
	Renovation / Replacement	April, 2010 ~ April, 2012	Renovation / Replacement of New Equipments in the Existing Rolling Mill	1,596	1,195	401

25

POSCO COATED & COLOR STEEL Co., Ltd.	Expansion	April, 2011 ~ July, 2012	Establishment of the Metal Copper Clad Laminate (MCCL) Mill	381	381	0
POSCO AST CO., LTD.	Expansion	September, 2011 ~ May, 2013	Establishment of a Factory and Facilities	447	189	258
POSCO(Guangdong) Coated Steel Co., Ltd.	Expansion	December, 2010 ~ November, 2012	Establishment of a Continuous Galvanizing Line Mill for Automotive Steel Sheets	3,329	2,937	391
POSCO-India Private Ltd.	Expansion	August, 2005~ December, 2016	Establishment of a Steel Mill in Orissa state(4 million ton)	46,833	1,614	45,219
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Expansion	January, 2012~ March, 2013	Establishment of a #2 Mill	169	57	112
PT. KRAKATAU STEEL POSCO	Expansion	September, 2010 ~ December, 2013	Establishment of a Steel Mill	29,755	26,376	3,379
POSCO Maharashtra Steel Private Limited	Expansion	March, 2010 ~ May, 2012	Installation of a Continuous Galvanizing Line (0.45 million ton)	2,524	2,248	276
		November, 2011 ~ June 2014	Establishment of a Cold-Coiled Mill in India (1.8 million ton)	7,481	1,740	5,741
POSCO-Mexico Co., Ltd.	Expansion	November, 2011 ~ June, 2013	Installation of the Second Continuous Galvanizing Line	3,444	1,976	1,468
POSCO SS VINA	Expansion	May, 2010 ~ July, 2014	Construction of Electric Arc Furnace and Section Steel/Rebar Rolling Mill (1.2 million ton)	6,636	1,251	5,385
POSCO ASSAN TST STEEL Industry	Expansion	September, 2011 ~ April, 2013	Establishment of a Stainless Steel Cold Rolled Mill (0.2 million ton)	3,903	0	3,903

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

26

[Trade]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Daewoo International	Expansion	October, 2009 ~ September, 2014	Construction of Natural Gas Production and Transportation Facilities in A-1/A-3 Gas Field in Myanmar	16,813	11,007	5,806

[Others]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO Energy	Expansion	October, 2011 ~ January, 2014	P) Establishment of a Combined Cycle Power Plant	5,950	1,497	4,453
POSCO ICT	Expansion	January, 2012~ December, 2012	Maintenance Investment , New Business Development	667	561	106
	Expansion	January, 2012~ December, 2012	Expansion of Smart Management Server for Smart Management Operation Efficiency	318	244	74
	Expansion	January, 2012~ December, 2012	Building of a Data Center in Chungju	274	241	33
	Expansion	January, 2012~ December, 2012	Investment in Engineering for Profit Improvement in External Business	101	2	99
POSCO CHEMTECH	Renovation	January, 2012~ December, 2012	Maintenance and Expansion of a Refractory Facility	890	135	755
POS-HiMETAL	Expansion	2009-09~2011-12	Construction of the Production Facilities for FeMn, SiMn, and Ultra Low Phosphorus Carbon (ULPC)	2,402	2,355	47

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

27

Changes

•	Investment for Metal Copper Clad Laminate (“MCCL”) in POSCO Coated & Color Steel: reduction of investment of MCCL facilities due to deteriorated business environment and return on investment. (July, 2012) (Adjustment: Investment KRW 38.1 billion, Investment Period April, 2011 ~ July, 2012)

•	Establishment of a factory and facilities of POSCO Plantec has been deleted on the table.

(b) Future Investment Plans

(In hundred millions of KRW)

Business	Company	Project		Planned Investments
				2012	2013	2014
Steel	POSCO	Expansion, Renovation and	Capacity Increase	18,399	24,537	6,197
		Replacement of Existing Facilities	Others	3,890	6,024	844
Others	POSCO Energy	Expansion, Renovation and Replacement of Existing Facilities	Fixed Asset	671	2,254	6,026

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

Changes

•	The original investment plan for the of POSCO Plantec has been deleted on the table.

•	Equity investment plan for POSCO Chemtech has been deleted on the table.

•	Investment plan for POSCO SS VINA has been deleted on the table.

28

6. Product Sales

[Steel]	(In hundred millions of KRW)

Items		2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Domestic	Hot-Rolled Products	49,793	72,471	49,940
	Cold-Rolled Products	37,326	65,580	77,936
	Stainless Steel	26,282	38,581	31,621
	Others	93,598	123,194	99,766
Export	Hot-Rolled Products	27,667	42,665	22,084
	Cold-Rolled Products	75,007	101,980	89,059
	Stainless Steel	51,858	66,877	61,178
	Others	44,975	51,557	30,946
Total	Gross Sum	406,506	562,905	462,530
	Internal Transaction	(132,291)	(171,386)	(107,256)
	Total	274,214	391,519	355,274

[Trading]	(In hundred millions of KRW)

Items		2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Domestic	Product	649	1,026	217
	Merchandise	5,511	8,444	1,721
	Others	70	78	19
Export	Product	1,049	1,964	347
	Merchandise	71,938	93,622	22,653
	Others	206	706	64
Trade among Korea, China, Japan		121,814	180,390	69,082
Gross Sum		201,238	286,230	94,103
Internal Transaction		(56,392)	(75,256)	(31,743)
Total		144,846	210,974	62,360

29

[Engineering & Construction]	(In hundred millions of KRW)

Items	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Construction Contract Revenue	Domestic	Architecture	9,786	16,321	12,823
Plant	6,394	23,716	32,811
Civil Engineering	14,105	11,187	11,355
Overseas	21,537	24,275	8,441
Own Construction	1,810	672	6,101
Other Subsidiary company sales	4,792	8,560	7,704
Gross Sum	58,423	84,731	79,235
Internal Transaction	(26,021)	(29,969)	(35,747)
Total	32,402	54,762	43,488

[Others]	(In hundred millions of KRW)

Items	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
Electric Power	33,897	32,132	17,751

7. Derivatives—Currency Forward Contracts

If the Exchangeable Bonds to American Depository Receipts of SK Telecom issued in 2008 and 2011 had been converted on June 30, 2012, the derivative valuation of the profit would have been KRW 95 million and 4,511 million respectively.

30

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	• The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.

		January, 2012	• POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.

		March, 2012	• POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.

		April, 2012	• POSCO entered into a contract to dispose its 2.5% interest in the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.

DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1)      Contract Parties

•        Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•        Buyer: China National United Oil Company (“CNUOC”)

2)      Signed Date: December 24, 2008

3)      Summary of the GSPA

•        Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•        Gas production period is expected to be approximately 30 years.

•        Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4)      Remarks

•        CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•        Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

31

Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1)      Total Investment: KRW 2,095,727,800,000

2)      Purpose of Investment: construction of new facilities for gas production, processing and transportation

3)      Total Period of Investment: October 1, 2009 ~ September 30, 2014

4)      Remarks

•        Location: the north-western offshore and onshore in Myanmar

•        Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•        Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•        The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•        Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•        Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

32

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1)      Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2)      Other information

•        The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•        The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•        The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•        Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1)      Purpose of the sale was to strengthen financial structure and secure the core investment plan

2)      Other information

•        The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

33

9. Research and Development

A.	Research and Development ( “R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory	861
			New Growth Technology Strategy Department	30
			Iron and Steel Technology Strategy Department	73
			Environment and Energy Department	33
			Total	997
	POSCO Specialty Steel		R&D Group	21
	POSCO COATED & COLOR STEEL		Product Research Group	11
	POSCO AST CO., LTD.		Product Research Team	3
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	6
	POSCO Thainox Public Company Ltd.		Product development and research	6
Trade	DAEWOO International Corporation		Pusan Plant R&D Center Development Team	59
	Daewoo Paper Manufacturing Co., Ltd.		R&D Center New Product Development Team	8
Engineering & Construction	POSCO Engineering & Construction		R&D Center	91
	POSCO Plant Engineering		Technology Innovation Group	11
	POSCO A&C		R&D Center, Quality Engineering Team	14
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department	68
	POSCO ICT		Information Control Lab	64
	POSCO CHEMTECH COMPANY		R&D Center	40
	POSCO M-TECH CO., LTD.		R&D Center	23
	POS-HiMETAL CO., Ltd.		Product Research Department	12
	PNR CO., Ltd.		Quality Innovation Department	3

34

B. R&D Expenses	(In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	100,981	1,486	4,837	29,309	136,613
Manufacturing Cost	273,154	0	705	3,060	276,919
R&D Cost (Intangible Assets)	15,397	0	414	4,744	20,555
Total	389,532	1,486	5,956	37,113	434,087
R&D/Sales Ratio	1.42%	0.01%	0.18%	1.09%	0.89%

35

III. Financial Statements

1.	Non-consolidated Financial Statements

A. Summary on Fiscal Years of 2010~2011 and the Third Quarter of Fiscal Year of 2012

(In millions of KRW)

Account	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
[Current Assets]	13,508,630	13,924,795	12,993,605
Cash & Cash equivalents	1,391,757	1,137,882	672,427
Trade Accounts & Notes Receivable(net)	4,439,321	4,220,242	3,548,448
Other Current Financial Instruments	1,334,447	1,381,463	2,754,319
Inventories	6,114,030	7,144,709	5,998,545
Other Current Assets	229,075	40,501	19,866
[Non-current Assets]	39,037,002	38,803,081	36,092,622
Other Non-current Financial Instruments	3,011,838	3,833,058	5,015,783
Investment in Subsidiaries and Associates	13,927,328	12,824,776	10,470,156
Tangible Assets	21,704,713	21,533,135	20,011,110
Good Will & Other Intangible Assets	261,665	222,896	229,137
Other Non-current Assets	131,458	389,216	366,436
Total Assets	52,545,632	52,727,876	49,086,227
[Current Liabilities]	5,104,444	5,015,145	6,051,454
[Non-current Liabilities]	8,779,553	10,114,715	7,011,278
Total Liabilities	13,883,997	15,129,860	13,062,732
[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,227,692	1,227,692	1,158,539

36

Account	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
[Retained Earnings]	39,343,036	38,122,620	35,706,778
[Other Equity]	(2,391,496)	(2,234,699)	(1,324,225)
Total Shareholders’ Equity	38,661,635	37,598,016	36,023,495
Total Sales	27,594,067	39,171,703	32,582,037
Operating Income	2,298,843	4,196,028	4,784,518
Net Income	1,986,618	3,188,845	3,784,361
Earnings per share(KRW)	25,719	41,279	49,127

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1) Balance Sheet

Refer to the attached balance sheet for the third quarter of fiscal year of 2012.

(2) Income Statements

Refer to the attached income statement for the third quarter of fiscal year of 2012.

(3) The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

37

2. Consolidated Financial Statements

A. Summary on Fiscal Years of 2010~2011 and the Third Quarter of Fiscal Year of 2012

(In millions of KRW)

Account	2012 3Q (January 1, 2012 ~ September 30, 2012)	2011	2010
[Current Assets]	33,996,851	33,556,911	27,672,377
Cash & Cash equivalents	5,123,621	4,598,682	3,521,045
Other Current Financial Instruments	3,585,914	3,656,270	4,383,302
Accounts Receivable	12,084,137	11,450,515	9,219,011
Inventories	11,523,163	12,283,644	9,559,206
Other Current Assets	1,680,016	1,567,800	989,813
[Non-current Assets]	45,665,641	44,851,927	41,746,049
Other Non-current Financial Instruments	4,551,886	5,125,672	6,417,038
Investment Securities	3,029,951	3,831,659	3,306,425
Tangible Assets	30,473,485	28,453,184	25,437,740
Good Will & Other Intangible Assets	5,566,959	5,244,928	4,619,169
Other Non-current Assets	2,043,360	2,196,484	1,965,677
Total Assets	79,662,492	78,408,838	69,418,426
[Current Liabilities]	20,657,004	19,605,357	18,276,777
[Non-current Liabilities]	16,796,312	18,073,561	12,604,482
Total Liabilities	37,453,316	37,678,918	30,881,259
[Controlling Interest]	39,215,833	38,356,350	36,575,685
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,112,887	1,150,452	1,101,561
Retained Earnings	39,772,288	38,709,475	35,887,696

38

Other Controlling Interest	(2,151,745)	(1,985,980)	(895,975)
[Minority Interest]	2,993,343	2,373,570	1,961,482
Total Shareholders’ Equity	42,209,176	40,729,920	38,537,167
Total Sales	48,535,944	68,938,725	47,887,255
Operating Income	2,914,310	5,408,101	5,433,520
Consolidated Net Profit	1,824,651	3,714,286	4,185,651
[Controlling Interest]	1,869,670	3,648,136	4,105,623
[Minority Interest]	(45,019)	66,150	80,029
Consolidated Total Comprehensive Income	1,552,987	2,442,377	4,765,441
[Controlling Interest]	1,646,032	2,530,437	4,639,672
[Minority Interest]	(93,045)	(88,060)	125,769
Number of Consolidated Companies	224	220	173

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1) Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the third quarter of fiscal year of 2012.

(2) Consolidated Income Statements

Refer to the attached consolidated financial report for the third quarter of fiscal year of 2012.

39

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a) Director Candidate Recommendation Committee;

(b) Evaluation and Compensation Committee;

(c) Finance and Operation Committee;

(d) Executive Management Committee;

(e) Audit Committee; and

(f) Related Party Transaction Committee.

40

Composition of the Special Committees under the Board of Directors and their Functions (as of November 9, 2012)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Young-Sun Han, Joon-Ho Lee, Chang-Hee Kim, Joon-Sik

•   Reviews the qualifications of potential candidates for Directors

•   Proposes nominees for the Outside Directors

•   Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Byun, Dae-Gyu Han, Joon-Ho Nam, YongPark, Sang-Kil	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Nam, Yong Byun, Dae-Gyu James B. Bemowski Cho, Noi-Ha Park, Ki-Hong

•   Advances deliberation of new investments in other companies

•   Revises the internal regulations regarding the operation of the Board of Directors

•   Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Lee, Chang-Hee Park, Sang-Kil Lee, Young-Sun

•   Audits the accounting system and business operations

•    Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Lee, Chang Hee Park, Sang-Kil Lee, Young-Sun

•   Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•   Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Chung, Joon-Yang Park, Han-Yong Cho, Noi-Ha Park, Ki-Hong Kim, Joon-Sik

•   Oversees decisions with respect to our operational and management matters

•   Reviews management’s proposal for new strategic initiatives

•    Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•   Reviews and revises work and welfare policies

41

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

Composition of the Director Candidate Recommendation Committee

Lee, Young-Sun (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be Outside Directors>
Han, Joon-Ho (Member)	Outside Director	• Outside Directors (3), Inside Director (1):
Lee, Chang-Hee (Member)	Outside Director	Pursuant to Article 542-84 of the Korean Commercial Code
Kim, Joon-Sik (Member)	Inside Director

(3)	List of Outside Directors (as of September 30, 2012)

Name	Experience	Relation with Majority Shareholder	Remarks

Han, Joon-Ho	• CEO and Vice Chairman, Samchully Co., Ltd. • Former Chairman and CEO, Korea Electric Power Corporation	None	Chairman Board of Directors

Lee, Young-Sun	• Former President of Hallym University • Former Professor of Yonsei University	None

Lee, Chang Hee	• Professor of College of Law, Seoul National University • Former International Director, Tax Law Association	None

Nam, Yong	• Former Vice Chairman and CEO, LG Electronics • Former President of Strategic Business Initiatives, LGCorporation Co., Ltd • Former President and CEO, LG Telecom, Ltd.	None

Byun, Dae-Gyu	• Chairman and CEO, Humax Co., Ltd. • Member of National Science and Technology Council • Full member of the National Academy of Engineering of Korea	None

Park, Sang-Kil	• Attorney at Law, Kim and Chang • Prosecutor General, Daejeon High Prosecutor’s Office • Prosecutor General, Busan High Prosecutor’s Office	None

James B. Bemowski	• Vice Chairman & CEO, Business Operations, Doosan Corporation • Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia • Senior Partner, McKinsey & Company	None

42

(4)	List of Key Activities of the Board of Directors (January 1, 2012 – August 28, 2012)

Session	Date	Agenda	Approval
2012-1	January 17

1. Approval of the financial statements for the forty-fourth fiscal year and the convocation schedule for the forty-fourth general meeting of shareholders

2. Plan for capital increase in POSTECH VENTURE CAPITAL CORPORATION

3. Contribution plan for Pohang Scholarship Foundation

4. Contribution plan for POSCO Employee Welfare Fund

5. Investment plan for Roy Hill iron ore project (2nd Phase)

6. Investment for the establishment of POSCO-Africa

7. Contribution of the thermal surveillance equipment for Young-Il Bay

8. Recommendation of a candidate for the Inside Director position (Candidate for the Chief Executive Officer)

All 8 Cases Approved

2012-2	February 23

1. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)

2. Payment of special remuneration for meritorious services to the Late Honorary Chairman Park, Tae-Joon

3. Agenda for the forty-fourth general meeting of shareholders

All 3 Cases Approved

2012-3	March 16

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Approval of the designation of the Chief Executive Officer

4. Approval of designation of Representative Directors and Inside Directors

5. Contribution to the Foundation for Supporting Victims of Compulsory Mobilization by Japan

All 5 Cases Approved

43

2012-4	May 11

1. Amendment to the operating regulations for the Board of Directors’ Meeting

2. Appointment of a compliance officer & establishment of the compliance standards

3. Contribution to POSCO Educational Foundation

4. Contribution to Benefit Sharing Performance Reward

5. Plan for the transaction with Daewoo International in 2012

6. Change of the long-term incentives payment method

All 6 Cases Approved

2012-5	August 10

1. Disposal plan of POSCO Specialty Steel Co., Ltd.’s securities hold by POSCO for initial public offering of POSCO Specialty Steel Co., Ltd,

2. In-kind contribution for the district heating business in Pohang

3. Investment plan for the Coburn Zircon/Titanium project

4. Distribution of 2012 interim dividend

5. Business plan of POSCO Process & Service Co., Ltd. for the fiscal year of 2012

All 5 Cases Approved

2012-6	November 9	1. Restructuring the subsidiaries of POSCO 2. Participation in the acquisition bid of ArcelorMittal Mines Canada 3. Execution of a Lease Agreement with POSCO CHEMTECH, a Domestic Affiliate of POSCO	All 3 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2012 ~ November 9, 2012)

Session	Date	Participation of the Outside Directors	Remarks
2012-1	January 17	7
2012-2	February 23	7
2012-3	March 16	7
2012-4	May 11	6
2012-5	August 10	6
2012-6	November 9	7

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2012 ~ March 16, 2012)

Session	Date	Agenda	Approval
2012-1	February 21	1. Assessment of qualifications of the Inside Directors 2. Assessment of qualifications and recommendation of the Outside Directors	— Approved

2012-2	March 16	1. Appointment of the special committee members 2. Approval of the designation of positions for the Representative Directors and Inside Directors	— —

44

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2012 ~ November 28, 2012)

Session	Date	Agenda	Approval
2012-1	January 17	Evaluation of the management result for the fiscal year of 2011	Approved
2012-2	February 23	Payment of special remuneration for meritorious services to the Late Honorary Chairman Park, Tae-Joon	—
2012-3	May 11	Change of the long-term incentives payment method	—

(c)	Major Activities of Finance and Operation Committee (January 1, 2012 ~ November 28, 2012)

Session	Date	Agenda	Approval
2012-1	January 16

1. Investment plan for Roy Hill iron ore project (2nd Phase)

2. Investment for the establishment of POSCO-Africa

3. Contribution of the thermal surveillance equipment for Young-Il Bay

4. Increased the upper limit for the guaranteed amount for POSCO Assan TST

5. Contribution to Disaster Relief Fund

— — — Approved Approved

2012-2	May 11

1. Amendment to the operating regulations for the Board of Directors’ Meeting

2. Contribution to Benefit Sharing Performance Reward

3. Participation in the project to support the partnerships for the purpose of productivity innovation among large and small companies

4. Donation to 2012 Pyongchang Winter Special Olympics Organizing Committee

— — Approved — Approved

2012-3	August 10	Investment plan for the Coburn Zircon/Titanium project	—

2012-4	November 9	1. Participation in the acquisition bid of ArcelorMittal Mines Canada 2. Contribution plan for The Korea Society 3. Contribution plan for Science without Borders	— Approved Approved

45

(d)	Major Activities of Related Party Transaction Committee (January 1, 2012 ~ November 28, 2012)

Session	Date	Agenda	Approval
2012-1	January 16

1. Plan for a capital increase in POSTECH VENTURE CAPITAL CORPORATION

2. Contribution plan for the Pohang Scholarship Foundation

3. Contribution plan for the POSCO Employee Welfare Fund

4. Review of the operation of the Fair Trading Program

— — — —

2012-2	May 10	Contribution to POSCO Educational Foundation	—

2012-3	August 9

1. Reporting the operation of the Fair Trading Program for the first half of fiscal year of 2012

2. In-kind contribution for the district heating business in Pohang

3. Participation in a capital increase of POSCO ENERGY Corporation

— — Approved

2012-4	November 8	Lease Agreement with POSCO CHEMTECH, a Domestic Affiliate of POSCO	—

(e)	Major Activities of Executive Management Committee (January 1, 2012 ~ November 28, 2012)

Session	Date	Agenda	Approval
2012-1	January 31

1. Plan for POSPIA 3.0 business

2. Plan for the sale of technology to PT.KRAKATAU POSCO

3. Increase of investment amount for the establishment of a hot-rolled steel coil production line at Gwangyang Steel Works

Approved Approved Approved

2012-2	April 3	Disposal of the investment securities to improve the financial soundness	Approved

2012-3	May 4	Plan for capital increase in POSTECH VENTURE CAPITAL CORPORATION	Approved

2012-4	June 7

1. Establishment of Taein #2 bridge in Gwangyang

2. Disposal of the education facilities purchased for improvement of global ability

3. Closing of the shareholder book for the distribution of 2012 interim dividend

Approved Approved Approved

2012-5	July 3	In-kind contribution for the district heating business in Pohang	—

2012-6	August 7	1. Disposal plan of POSCO Specialty Steel Co., Ltd.’s securities hold by POSCO for initial public offering of POSCO Specialty Steel Co., Ltd, 2. Plan for the Fe powder business	— Approved

2012-7	September 4	Establishment plan for a overseas processing center in 2012	Approved

2012-8	October 4	1. Maintenance of (1) POSCO Heavy Standard Reduction Process in Gwangyang and (2) quality control equipments for plates in Pohang 2. Disposal plan of investment securities	Approved Approved

2012-9	November 6	Plan for capital increase in Dalian POSCO Steel	Approved

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (chairman), Lee, Young-Sun and Park, Sang-Kil.

46

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1) Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Lee, Chang-Hee Park, Sang-Kil Lee, Young-Sun	Satisfies the requirements stipulated in the articles of incorporation	Chairman

Changes After December 31, 2011

•	Lee, Chang-Hee was reelected, and Lee, Young-Sun was newly elected on March 16, 2012.

47

(2) Major Activities of the Audit Committee (Auditors)

Session	Date	Agenda	Approval
2012-1	January 16	• Report Agenda • Reporting of the operations of the internal accounting control system for the fiscal year of 2011
2012-2	February 13

•    Deliberation Agenda

•    Assessment of the operations of the internal accounting control system for the fiscal year of 2011

•    Internal audit result for the non-consolidated financial statements of the fiscal year of 2011

•    Report Agenda

•    Audit result for the non-consolidated financial statements of the fiscal year of 2011 by external auditors

•    Compensation for damages for the acquisition of Daewoo International

Approved Approved
2012-3	February 23	• Deliberation Agenda • Internal audit result for the revised financial statements of the fiscal year of 2011	Approved
2012-4	March 16	• Deliberation Agenda • Appointment of a chairman of the Audit Committee	Approved
2012-5	March 22

•    Deliberation Agenda

•    Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries

•    Report Agenda

•    External audit result for the fiscal year of 2011 (Consolidated)

•    Internal audit result for the fiscal year of 2011 (Consolidated)

Approved
2012-6	May 10

•    Deliberation Agenda

•    Revision of the regulation of the Audit Committee

•    Approval of non-audit services for POSCO Specialty Steel Co., Ltd.

•    Approval of non-audit services for POSCO Research Institute

•    Report Agenda

•    Approval of audit service for POSCO Thainox Co., Ltd.

•    Internal audit result for the first quarter of 2012(Consolidated)

•    External audit result for the first quarter of 2012(Consolidated)

•    Audit result of Form 20-F for the fiscal year 2011

•    Audit plans for the fiscal year of 2012

Approved Approved Approved
2012-7	August 9

•    Deliberation Agenda

•    Approval of non-audit services for POSCO E&C Co., Ltd.

•    Report Agenda

•    Approval of audit and non-audit services for POSCO Specialty Steel Co., Ltd.

•    Internal audit result for the second quarter of 2012(Consolidated)

•    External audit result for the second quarter of 2012(Consolidated)

•    Reporting result of audit for the first half of the fiscal year 2012

Approved
2012-8	November 8

•    Deliberation Agenda

•    Approval of audit and non-audit services for Tancheon E&E Co., Ltd.

•    Report Agenda

•    Internal audit result for the third quarter of 2012 (Consolidated)

•    External audit result for the third quarter of 2012 (Consolidated)

Approved

48

C. Voting Rights by Shareholders

(1) The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2) Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1) Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In KRW)

Category	Total Numbers	Total Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	4,269million	7 billion
Outside Director	4	534 million
Members of the Audit Committee	3	316 million
Total	12	5,119 million

Payment Period: January 1, 2012 ~ September 30, 2012.

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

49

(2) List of Stock Options Presented to the Executives(As of September 30, 2012)

(In KRW)

Date of Grant	Name	Number of Share			Exercising Period	Exercising Price
		Grant	Exercise	Remaining
April 28, 2005	Yong Ghul Yoon Noi Ha Cho Wook Sun Charles Ahn Jong Doo Choi	10,000 10,000 2,000 2,000 2,000	10,000- 10000- 2,000 2000- 2,000	— — — — —	April 29, 2007 ~ April 28, 2012	194,900

Total		26,000	26,000	—	—	—

Exercise of the stock option ended on the final day of the stock options exercise period. (April 28, 2012).

50

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2012, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2012 and 2011, and the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information (“the condensed consolidated interim financial information”).

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed consolidated interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The consolidated statement of financial position of the Company as of December 31, 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 8, 2012, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

Seoul, Korea

November 19, 2012

This report is effective as of November 19, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial information. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)	Notes	September 30, 2012		December 31, 2011
Assets

Cash and cash equivalents	18	(Won)	5,123,621	4,598,682
Trade accounts and notes receivable, net	4,18,28		12,084,137	11,450,515
Other short-term financial assets	5,18,28		3,585,914	3,656,270
Inventories	6		11,523,163	12,283,644
Income tax refund receivable			25,356	18,621
Non-current assets held for sale	7		—	329,037
Other current assets	12		1,654,660	1,220,142

Total current assets			33,996,851	33,556,911

Long-term trade accounts and notes receivable, net	4,18		140,797	183,061
Other long-term financial assets	5,18		4,551,886	5,125,672
Investments in associates	8		3,029,951	3,831,659
Investment property, net	9		506,677	527,533
Property, plant and equipment, net	10		30,473,485	28,453,184
Intangible assets, net	11		5,566,959	5,244,928
Deferred tax assets			963,875	855,603
Other long-term assets	12		432,011	630,287

Total non-current assets			45,665,641	44,851,927

Total assets		(Won)	79,662,492	78,408,838

See accompanying notes to condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)	Notes	September 30, 2012		December 31, 2011
Liabilities

Trade accounts and notes payable	18,28	(Won)	3,974,317	4,397,279
Short-term borrowings and current installments of long-term borrowings	13,18		11,497,856	10,791,510
Other short-term financial liabilities	14,18,28		1,754,420	1,811,190
Current income tax liabilities			639,264	509,709
Liabilities related to assets held for sale	7		—	226,607
Provisions	15		68,310	69,432
Other current liabilities	17,28		2,722,837	1,799,631

Total current liabilities			20,657,004	19,605,358

Long-term trade accounts and notes payable	18,28		543	383
Long-term borrowings, excluding current installments	13,18		14,574,971	16,020,207
Other long-term financial liabilities	14,18,28		288,462	350,560
Defined benefits liabilites	16		434,722	340,467
Deferred tax liabilities			1,342,875	1,168,097
Long-term provisions	15		91,021	109,343
Other long-term liabilities	17		63,718	84,503

Total non-current liabilities			16,796,312	18,073,560

Total liabilities			37,453,316	37,678,918

Equity
Share capital	19		482,403	482,403
Capital surplus	19		1,112,887	1,150,452
Reserves	20		239,661	405,426
Treasury shares	21		(2,391,406)	(2,391,406)
Retained earnings			39,772,288	38,709,475

Equity attributable to owners of the controlling company			39,215,833	38,356,350

Non-controlling interests			2,993,343	2,373,570

Total equity			42,209,176	40,729,920

Total liabilities and equity		(Won)	79,662,492	78,408,838

See accompanying notes to condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2012 and 2011

(Unaudited)

		For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won, except per share information)	Notes	2012		2011	2012	2011
Revenue	28,31	(Won)	15,739,060	16,953,442	48,535,944	50,250,759
Costs of sales	24,28		(13,815,274)	(14,674,749)	(42,727,583)	(43,129,088)

Gross profit			1,923,786	2,278,693	5,808,361	7,121,671

Selling and administrative expenses	22,24,28
Administrative expenses			(520,987)	(475,914)	(1,532,422)	(1,462,537)
Selling expenses			(405,466)	(415,963)	(1,255,914)	(1,172,602)

			(926,453)	(891,877)	(2,788,336)	(2,635,139)
Other operating income	23,28		119,769	60,607	399,247	176,311
Other operating expenses	23,24,28		(55,437)	(159,702)	(504,962)	(272,800)

Operating profit			1,061,665	1,287,721	2,914,310	4,390,043
Non-operating income and expenses
Share of profit (loss) of equity-accounted investees	8		(6,885)	15,054	5,233	28,478
Finance income	18,25		703,174	958,901	1,815,470	2,406,780
Finance costs	18,25		(667,334)	(2,006,521)	(2,033,464)	(3,309,233)

Profit before income tax expense	31		1,090,620	255,155	2,701,549	3,516,068
Income tax expense	26		(367,364)	(26,370)	(876,898)	(822,237)

Profit for the period	31		723,256	228,785	1,824,651	2,693,831
Other comprehensive loss, net of tax
Capital adjustment arising from investments in equity-method investees			(42,763)	60,951	(65,896)	23,886
Net changes in unrealized fair value of available-for-sale investments			23,455	(420,915)	(74,127)	(947,750)
Foreign currency translation differences			(60,729)	262,828	(79,410)	134,894
Defined benefit plan actuarial losses			(40,442)	(53,825)	(52,231)	(40,910)

			(120,479)	(150,961)	(271,664)	(829,880)
Total comprehensive income for the period, net of tax		(Won)	602,777	77,824	1,552,987	1,863,951

Profit (loss) attributable to:
Owners of the controlling company		(Won)	730,838	226,975	1,869,670	2,640,554
Non-controlling interests			(7,582)	1,810	(45,019)	53,277

Profit for the period		(Won)	723,256	228,785	1,824,651	2,693,831

Total comprehensive income (loss) attributable to:
Owners of the controlling company		(Won)	639,275	36,409	1,646,032	1,934,963
Non-controlling interests			(36,498)	41,415	(93,045)	(71,012)

Total comprehensive income for the period		(Won)	602,777	77,824	1,552,987	1,863,951

Basic and diluted earnings per share	27	(Won)	9,461	2,938	24,205	34,180

See accompanying notes to condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2012 and 2011

(Unaudited)

	Owners of the Controlling Company							Non-
	Share		Capital		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2011	(Won)	482,403	1,101,561	1,507,288	(2,403,263)	35,887,696	36,575,685	1,961,482	38,537,167
Comprehensive income:
Profit for the period		—	—	—	—	2,640,554	2,640,554	53,277	2,693,831
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	23,154	—	—	23,154	732	23,886
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	(941,384)	—	—	(941,384)	(6,366)	(947,750)
Foreign currency translation differences, net of tax		—	—	246,854	—	—	246,854	(111,960)	134,894
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(34,215)	(34,215)	(6,695)	(40,910)

Total comprehensive income		—	—	(671,376)	—	2,606,339	1,934,963	(71,012)	1,863,951

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)	(16,808)	(594,555)
Interim dividends		—	—	—	—	(193,111)	(193,111)	(23)	(193,134)
Changes in subsidiaries		—	—	—	—	—	—	241,584	241,584
Paid-in capital increase of subsidiaries		—	7,967	—	—	—	7,967	291,603	299,570
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306	—	142,306
Others		—	840	5,493	—	(28,003)	(21,670)	(6,254)	(27,924)

Total transactions with owners of the Company		—	77,960	5,493	11,857	(798,861)	(703,551)	510,102	(193,449)

Balance as of September 30, 2011	(Won)	482,403	1,179,521	841,405	(2,391,406)	37,695,174	37,807,097	2,400,572	40,207,669

See accompanying notes to condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2012 and 2011

(Unaudited)

	Owners of the Controlling Company							Non-
	Share		Capital		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2012	(Won)	482,403	1,150,452	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920
Comprehensive income:
Profit for the period		—	—	—	—	1,869,670	1,869,670	(45,019)	1,824,651
Net changes in accumulated comprehensive loss of investments in associates, net of tax		—	—	(57,071)	—	—	(57,071)	(8,825)	(65,896)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	(81,653)	—	—	(81,653)	7,526	(74,127)
Foreign currency translation differences, net of tax		—	—	(38,168)	—	—	(38,168)	(41,242)	(79,410)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(46,746)	(46,746)	(5,485)	(52,231)

Total comprehensive income		—	—	(176,892)	—	1,822,924	1,646,032	(93,045)	1,552,987

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(579,333)	(579,333)	(19,708)	(599,041)
Interim dividends		—	—	—	—	(154,489)	(154,489)	—	(154,489)
Changes in subsidiaries		—	—	—	—	—	—	6,197	6,197
Paid-in capital increase of subsidiaries		—	(34,409)	—	—	—	(34,409)	718,752	684,343
Others		—	(3,156)	11,127	—	(26,289)	(18,318)	7,577	(10,741)

Total transactions with owners of the Company		—	(37,565)	11,127	—	(760,111)	(786,549)	712,818	(73,731)

Balance as of September 30, 2012	(Won)	482,403	1,112,887	239,661	(2,391,406)	39,772,288	39,215,833	2,993,343	42,209,176

See accompanying notes to condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2012 and 2011

(Unaudited)

(in millions of Won)	Notes	September 30, 2012		September 30, 2011
Cash flows from operating activities
Profit for the period		(Won)	1,824,651	2,693,831
Adjustments for:
Depreciation			1,752,388	1,547,421
Amortization			116,678	95,681
Finance income			(1,218,980)	(1,482,601)
Finance costs			1,381,969	2,447,489
Income tax expense			876,898	822,237
Gain on disposals of property, plant, and equipment			(29,184)	(10,365)
Loss on disposals of property, plant, and equipment			45,545	38,474
Share of profit of equity-accounted investees			(5,233)	(28,479)
Accrual of severance benefits			171,213	182,523
Bad debt expense (reversal)			(4,227)	128,230
Impairment loss of assets held for sale			258,381	—
Gain on disposals of assets held for sale			(193,333)	—
Others			62,180	(11,508)

			3,214,295	3,729,102

Changes in operating assets and liabilities	30		161,662	(4,414,882)

Interest received			216,490	158,415
Interest paid			(659,749)	(570,204)
Dividends received			156,224	240,070
Income taxes paid			(611,394)	(1,168,491)

Net cash provided by operating activities			4,302,179	667,841

Cash flows from investing activities
Disposals of short-term financial instruments			2,819,427	5,328,580
Receipt of loan repayments			114,511	591,068
Disposals of available-for-sale investments			683,690	20,354
Disposals of other investment assets			1,002	48
Disposals of investments of equity-accounted investees			37	1,764
Disposals of property, plant and equipment			77,360	104,796
Disposals of intangible assets			8,889	8,211
Disposals of assets held for sale			1,268,546	—
Acquisitions of short-term financial instruments			(2,598,374)	(3,804,959)
Issuance of loans			(181,289)	(724,507)
Acquisitions of available-for-sale investments			(281,556)	(249,471)
Acquisitions of other investment assets			(149)	(5,280)
Acquisitions of investments of equity-accounted investees			(489,815)	(637,016)
Acquisitions of property, plant and equipment			(4,359,590)	(3,713,123)
Acquisitions of intangible assets			(238,200)	(416,288)
Cash received from (payment for) acquisitions of business, net of cash acquired			5,497	(437,464)
Cash received from disposals of business, net of cash acquired			9,718	145,258
Other, net			(685)	(92,502)

Net cash used in investing activities		(Won)	(3,160,981)	(3,880,531)

See accompanying notes to condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2012 and 2011

(Unaudited)

(in millions of Won)	Notes	September 30, 2012		September 30, 2011
Cash flows from financing activities
Proceeds from long-term borrowings		(Won)	1,885,625	5,044,558
Proceeds from (repayments of) short-term borrowings, net			(519,911)	1,589,255
Disposals of treasury shares			—	164,384
Repayment of long-term borrowings			(1,456,471)	(1,473,323)
Acquisition of treasury shares			—	(61,296)
Payment of cash dividends			(752,278)	(770,858)
Other, net			298,362	174,170

Net cash provided by (used in) financing activities			(544,673)	4,666,890

Cash flows from foreign currency translation			(71,586)	31,671

Net increase in cash and cash equivalents			524,939	1,485,871

Cash and cash equivalents at beginning of the period			4,598,682	3,521,045

Cash and cash equivalents at end of the period		(Won)	5,123,621	5,006,916

See accompanying notes to condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2012

(Unaudited)

1. General Information

General information about POSCO, its 59 domestic subsidiaries, including POSCO Engineering & Construction Co., Ltd., 164 foreign subsidiaries, including POSCO America Corporation (collectively, “the Company”) and its 97 associates are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through nine of its overseas liaison offices.

As of September 30, 2012, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of September 30, 2012 and December 31, 2011 are as follows:

	Principal Operations	Ownership (%)						Region
		September 30, 2012			December 31, 2011
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Domestic]
POSCO E&C Co., Ltd.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO P&S Co., Ltd.	Steel sales and service	95.31	—	95.31	95.31	—	95.31	Seoul
POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO ICT Co., Ltd.	Computer hardware and software distribution	72.54	—	72.54	72.54	—	72.54	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
Seoung Gwang Co., Ltd.	Athletic facilities operation	69.38	30.62	100.00	69.38	30.62	100.00	Suncheon
POSCO Architects & Consultants Co., Ltd.	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and sales	94.74	—	94.74	100.00	—	100.00	Changwon
POSTECH Venture Capital Corp.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Co., Ltd.	Electronic commerce	32.19	30.20	62.39	32.19	30.20	62.39	Seoul
POSCO Chemtech Company Ltd.	Manufacturing and selling	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH Co., Ltd. (*1)	Packing materials manufacturing	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY Co., Ltd.	Generation of electricity	89.02	—	89.02	100.00	—	100.00	Seoul
Postech 2006 Energy Fund (*2)	Investment in new technologies	—	22.11	22.11	—	22.11	22.11	Seoul
PHP Co., Ltd.	Rental houses construction and management	—	100.00	100.00	—	100.00	100.00	Incheon
POSCO TMC Co., Ltd.	Component manufacturing	34.20	33.56	67.76	34.20	33.56	67.76	Cheonan
PNR Co., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Megaasset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering Company	Construction and engineering service	—	95.56	95.56	—	94.14	94.14	Seongnam
Pohang Feul Cell Co., Ltd.	Generation of electricity	—	100.00	100.00	—	100.00	100.00	Pohang
Pohang SPFC Co., Ltd.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Pohang
POSWITH Co., Ltd.	Industrial clean service	100.00	—	100.00	100.00	—	100.00	Pohang
BASYS INDUSTRY Co., Ltd.	Panel board, electric and control panel manufacturing	—	—	—	—	65.00	65.00	Seongnam
POSTECH BD Newundertaking fund	Bio diesel industries	—	100.00	100.00	—	100.00	100.00	Pohang
POSBRO Co., Ltd.	Video game manufacturing	—	97.79	97.79	—	97.79	97.79	Seongnam
POSCO AST Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Ansan
DaiMyung TMS Co., Ltd.	Cold- rolling of stainless steel, nickel alloy	—	—	—	—	100.00	100.00	Siheung
POS-HiMETAL Co., Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
POSCO E&E Co., Ltd.	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POMIC Co., Ltd.	Education services	—	—	—	—	100.00	100.00	Pohang
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POS ECO HOUSING Co., Ltd.	Construction	85.25	—	85.25	85.25	—	85.25	Pohang
Mapo High Broad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Dakos Co., Ltd.	Railway equipment manufacturing	—	81.00	81.00	—	81.00	81.00	Seongnam
Gwang Yang SPFC Co., Ltd.	Steel manufacturing	—	65.84	65.84	—	65.84	65.84	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	—	86.87	86.87	—	70.00	70.00	Pohang
Plant Engineering Service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
9Digit Co., Ltd.	Steel manufacturing	—	86.49	86.49	—	86.49	86.49	Incheon
Postech Early Stage Fund (*2)	Financial investment	—	10.00	10.00	—	10.00	10.00	Pohang
Busan E&E Co., Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Funds	Financial investment	60.79	39.21	100.00	69.93	30.07	100.00	Pohang

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

	Principal Operations	Ownership (%)						Region
		September 30, 2012			December 31, 2011
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Domestic]
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Songdo SE Co., Ltd.	Cleaning service	100.00	—	100.00	100.00	—	100.00	Incheon
Posgreen Co., Ltd.	Plastic manufacturing	—	60.00	60.00	—	60.00	60.00	Gwangyang
Daewoo International Corporation	Trading, Energy & Resource development	60.31	—	60.31	66.56	—	66.56	Seoul
POSCOLED Co., Ltd.	LED lightning	16.70	63.33	80.03	16.70	63.33	80.03	Seongnam
Gunsan SPFC Co., Ltd.	Steel manufacturing	—	70.09	70.09	—	70.09	70.09	Gunsan
POSCO NST Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Busan
Pohang Scrap Recycling Center Co., Ltd.	Steel manufacturing	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Business service	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Ecotrans Co., Ltd.	Train manufacturing & management	100.00	—	100.00	100.00	—	100.00	Suncheon
Shinan Energy Co., Ltd.	Manufacturing & management	—	100.00	100.00	—	100.00	100.00	Mokpo
Reco Metal Co., Ltd.	Steel manufacturing	—	89.54	89.54	—	88.58	88.58	Hwaseong
NewAltec Co., Ltd.	Aluminum products manufacturing and sales	—	60.10	60.10	—	60.10	60.10	Incheon
PONUTech Co., Ltd.	Nuclear power generation design and repair service	—	100.00	100.00	—	100.00	100.00	Ulsan
BLUE O&M Co., Ltd	Service	—	100.00	100.00	—	100.00	100.00	Ulsan
Tamra Offshore Wind Power Co., Ltd.	Electricity / wind power generation	—	64.00	64.00	—	—	—	Jeju
POS-HiAL Co., Ltd	Manufacture of smelting refining and alloys of aluminum	—	51.00	51.00	—	—	—	Yeongam
MCM Korea Co.,Ltd.	Mining and mining development	—	100.00	100.00	—	—	—	Seoul
Tancheon E&E Co.,Ltd.	Electricity, gas, steem and water supply business / Sewage water heat supply	5.00	95.00	100.00	—	—	—	Seoul
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO Australia Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel transit trading	100.00	—	100.00	100.00	—	100.00	Hong Kong
Dalian POSCO Steel Co., Ltd	Steel manufacturing	30.00	55.00	85.00	30.00	55.00	85.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Japan
International Business Center Corporation	Leasing service	—	60.00	60.00	—	60.00	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
Guangdong Pohang Coated Steel Co., Ltd.	Plating steel sheet manufacturing	84.52	10.01	94.53	84.52	10.01	94.53	China
POSCO (Thailand) Company Ltd.	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	56.84	56.84	—	56.84	56.84	Japan
POSCO Investment Co., Ltd.	Financial Service	99.99	—	99.99	99.99	—	99.99	Hong Kong
POSCO-MKPC SDN BHD.	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BioVentures L.P.	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO E&C—Hawaii Inc.	Real estate industry	—	100.00	100.00	—	100.00	100.00	USA
POS-Qingdao Coil Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-Ore Pty. Ltd.	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	A holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO-Japan Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

	Principal Operations	Ownership (%)						Region
		September 30, 2012			December 31, 2011
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Foreign]
POS-GC Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Ltd.	Steel manufacturing	99.99	—	99.99	99.99	—	99.99	India
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd. (formerly, POSCO-JNPC Co., Ltd.)	Steel manufacturing	—	88.02	88.02	—	90.00	90.00	Japan
POSCO-Foshan Steel Processing Center Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C (China) Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPC S.A. de C.V.	Steel manufacturing	—	95.00	95.00	—	90.00	90.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Load and unload industry	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pujin Steel Material Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Vietnam Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO-Mexico Co., Ltd.	Mobile steel sheet manufacturing	84.83	15.17	100.00	80.68	19.32	100.00	Mexico
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Steel manufacturing	66.40	10.00	76.40	76.40	—	76.40	India
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	89.58	—	89.58	89.58	—	89.58	Vietnam
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
Suzhou POS-CORE Technology Co., Ltd.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-JYPC Co., Ltd.	Steel manufacturing	—	—	—	—	82.37	82.37	Japan
POSCO-Malaysia SDN. BHD.	Steel manufacturing	80.07	13.34	93.41	80.07	13.34	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO E&C India Private Ltd.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO-Philippine Manila Processing Center Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
Dalian POSCON Dongbang Automatic Co., Ltd.	Electrical control equipment manufacturing	—	70.00	70.00	—	70.00	70.00	China
SANPU TRADING CO.,LTD.	Transit trade	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading Co., Ltd.	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO Mexico Human Tech.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO Mexico East Steel Distribution Center Co., Ltd	Steel product sales	—	56.81	56.81	—	56.81	56.81	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX S.A.DE C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POS MPC Servicios de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
POSCO-URUGUAY S.A.	Lumber manufacturing & sales	98.00	—	98.00	98.00	—	98.00	Uruguay
POSCO South East Asia Pte. Ltd.	Steel transit trading	—	51.00	51.00	—	51.00	51.00	Singapore
Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS Ltd.	PRT test track construction	—	99.57	99.57	—	99.57	99.57	England
Zeus(Cayman) Ltd.	Service	100.00	—	100.00	100.00	—	100.00	Cayman Islands
POSCO VST Co., Ltd.	Stainless steel manufacturing	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO Turkey Nilufer Processing Center Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

	Principal Operations	Ownership (%)						Region
		September 30, 2012			December 31, 2011
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Foreign]
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C Venezuela C.A	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
PT. MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCORE-INDIA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT DEC Indonesia	Construction	—	95.00	95.00	—	95.00	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel Logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Co., Ltd.	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA Co., LTD	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO E&C – UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO Australia GP Limited	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International America Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Deutschland GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
Daewoo International Singapore Pte. Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italia
Daewoo Cement (Shandong) Co., Ltd.	Cement manufacturing	—	—	—	—	100.00	100.00	China
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PT. RISMAR Daewoo Apparel	Clothing business	—	—	—	—	100.00	100.00	Indonesia
Daewoo Textile Fergana LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo Textile Bukhara LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo International Australia Holdings Pty. Ltd.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper industry	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo. Paper Co., Ltd	Paper industry	—	68.00	68.00	—	68.00	68.00	China
POSCO Mauritius Ltd.	Mine development & sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
MYANMAR Daewoo LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
Daewoo International MEXICO S.A. de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Energy Central Asia	Resource development	—	—	—	—	100.00	100.00	Uzbekistan
DAEWOO STC VIETNAM LTD. (formerly, Daewoo STC & Apparel Vietnam Ltd.)	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
MYANMAR Daewoo International Ltd.	Textile manufacturing	—	—	—	—	55.00	55.00	Myanmar
DAYTEK ELECTRONICS CORP.	Trading business	—	—	—	—	100.00	100.00	Canada
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo CANADA LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
GEZIRA TANNERY CO., LTD.	Leather manufacturing	—	60.00	60.00	—	60.00	60.00	Sudan
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International Corporation (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, LLC	Bio tech industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.36	50.94	29.58	21.36	50.94	Japan

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

	Principal Operations	Ownership (%)						Region
		September 30, 2012			December 31, 2011
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Foreign]
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
TECHREN Solar, LLC	Electrical industry	—	99.97	99.97	—	99.97	99.97	USA
PT. POSCO E&C Indonesia	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
Hume Coal Pty. Ltd.	Raw material manufacturing	—	70.00	70.00	—	70.00	70.00	Australia
Daewoo HANDELS GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO Foundation	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	70.00	70.00	—	70.00	70.00	England
SANTOS CMI Construction Trading LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI COSTA RICA S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Costa Rica
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH International INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	99.99	99.99	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	—	99.90	99.90	—	99.90	99.90	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	—	99.00	99.00	—	99.00	99.00	Chile
SANTOS CMI S.A.	Construction	—	70.00	70.00	—	70.00	70.00	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	51.00	51.00	Ecuador
SANTOS CMI Constructions Argentina S.A.	Construction	—	95.00	95.00	—	95.00	95.00	Argentina
POSCO E&C Brazil Ltd.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
Daewoo International Cameroon PLC	Resource development	—	100.00	100.00	—	100.00	100.00	Cameroon
POSCO ASSAN TST STEEL Industry	Steel manufacturing	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Hong Kong
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
DAESAN (Cambodia) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
Brazil Sao Paulo Steel Processing Center Co., Ltd	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
PT.POSCO Resources Indonesia	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
PT. POSCO ICT Indonesia	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Indonesia
PT. POSCO M-Tech Indonesia	Steel manufacturing	—	60.00	60.00	—	100.00	100.00	Indonesia
PT. KRAKATAU POSCOPOWER	Manufacturing & management	—	90.00	90.00	—	70.00	70.00	Indonesia
POSCO RUS LLC.	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO-Thainox Public Company Limited.	Steel manufacturing	94.93	—	94.93	94.93	—	94.93	Thailand
Daewoo International Shanghai Waigaoqiao Co., Ltd.	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO E&C Australia Pty Ltd.	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	73.53	14.71	88.24	China
Hunchun POSCO Logistics Co., Ltd.	Logistics	—	78.15	78.15	—	80.00	80.00	China
USA SRDC Corporation	Scrap sale	—	100.00	100.00	—	100.00	100.00	USA

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

	Principal Operations	Ownership (%)						Region
		September 30, 2012			December 31, 2011
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Foreign]
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT. Krakatau POSCO Chemtech Calcination	Manufacturing and selling	—	80.00	80.00	—	—	—	Indonesia
POSCO-Africa	Trading business	100.00	—	100.00	—	—	—	Republic of South Africa
E.P.C. INGENIERIA & SERVICIOS DE COSTA RICA S. A.	Construction and engineering service	—	100.00	100.00	—	—	—	Costa Rica
POSCO ICT BRASIL PARTICIPACOES LTDA	IT service and engineering	—	100.00	100.00	—	—	—	Brazil
LA-SCRAP RECYCLING DISTRIBUTION CENTER, LLC.	Scrap manufacturing	—	68.42	68.42	—	—	—	USA
EEC, GmbH	Construction and engneering service	—	100.00	100.00	—	—	—	Germany
Posco Center Beijing	Real estate development, rental and management	—	99.00	99.00	—	—	—	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE C.V.	Steel Sale	—	100.00	100.00	—	—	—	Mexico
POSCO AMERICA PRODUCTOS, OFERTAS, SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE C.V.	Human-resource service	—	100.00	100.00	—	—	—	Mexico

(*1)	In 2011, this company was included as a subsidiary as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership.
(*2)	These subsidiaries are included in the consolidated financial statements as POSCO has control over them since POSTECH Venture Capital Corp. is taking a role as General Partner and makes a decision for overall operation of the funds.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(c)	Summarized financial information of subsidiaries as of September 30, 2012 and December 31, 2011 are as follows:

1)	As of and for the nine-month period ended September 30, 2012

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO E&C Co., Ltd.	(Won)	7,426,715	4,670,185	2,756,530	4,115,515	196,060
POSCO P&S Co., Ltd.		1,142,267	538,929	603,338	2,183,266	(15,294)
POSCO Coated & Color Steel Co., Ltd.		498,359	310,024	188,335	649,788	(33,001)
POSCO Plant Engineering Co., Ltd.		226,537	143,498	83,039	347,403	(6,034)
POSCO ICT Co., Ltd.		702,869	448,763	254,106	638,449	19,588
POSCO Research Institute		37,582	11,012	26,570	30,994	1,827
Seoung Gwang Co., Ltd.		84,077	35,505	48,572	9,738	769
POSCO Architects & Consultants Co., Ltd.		97,188	51,196	45,992	111,347	(5,489)
POSCO Specialty Steel Co., Ltd.		1,541,800	532,943	1,008,857	1,084,451	63,806
POSTECH Venture Capital Corp.		108,273	1,001	107,272	—	1,569
eNtoB Co., Ltd.		73,654	43,001	30,653	416,400	1,317
POSCO Chemtech Company Ltd.		549,594	169,746	379,848	971,618	60,028
POSCO Terminal Co., Ltd.		109,396	8,787	100,609	84,565	20,701
POSCO M-TECH Co., Ltd.		326,192	158,098	168,094	413,693	11,189
POSCO ENERGY Co., Ltd.		3,069,284	2,187,231	882,053	2,075,527	118,947
Postech 2006 Energy Fund		28,145	895	27,250	—	2,739
PHP Co., Ltd.		29,334	24,144	5,190	3,291	(2,750)
POSCO TMC Co., Ltd.		247,523	158,014	89,509	191,603	(1,372)
PNR Co., Ltd.		150,703	111,140	39,563	52,150	8,019
Megaasset Co., Ltd.		29,965	14,584	15,381	6,569	1,006
POSCO Engineering Company		528,860	386,363	142,497	570,177	(38,218)
Pohang Feul Cell Co., Ltd.		11,208	8,150	3,058	2,511	(411)
Pohang SPFC Co., Ltd.		32,212	25,375	6,837	58,843	1,068
POSWITH Co., Ltd.		5,213	2,474	2,739	11,152	70
POSTECH BD Newundertaking fund		89	—	89	—	(1)
POSBRO Co., Ltd.		93	—	93	—	(35)
POSCO AST Co., Ltd.		306,449	177,251	129,198	275,888	933
POS-HiMETAL Co., Ltd.		339,638	314,195	25,443	110,337	(14,257)
POSCO E&E Co., Ltd.		22,744	83	22,661	—	337
POSFINE Co., Ltd.		61,182	49,264	11,918	13,702	(2,256)
POS ECO HOUSING Co., Ltd.		7,548	1,608	5,940	11,010	(404)
Mapo High Broad Parking Co., Ltd.		1,536	116	1,420	—	(145)
Dakos Co., Ltd.		567	148	419	75	(45)
Gwang Yang SPFC Co., Ltd.		87,020	75,977	11,043	25,035	(4,436)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCALCIUM Company, Ltd.	(Won)	8,011	6,300	1,711	121	(1,182)
Plant Engineering Service Technology Co., Ltd.		3,249	1,126	2,123	5,861	296
9Digit Co., Ltd.		29,161	21,697	7,464	206,857	688
Postech Early Stage Fund (*2)		9,966	63	9,903	—	(65)
Busan E&E Co., Ltd.		80,074	36,972	43,102	—	61
POSCO Family Strategy Funds		66,543	250	66,293	—	265
POREKA Co., Ltd.		12,101	7,551	4,550	31,730	2,299
Songdo SE Co., Ltd.		1,854	404	1,450	2,284	80
Posgreen Co., Ltd.		7,647	3,159	4,488	3,781	527
Daewoo International Corporation		8,086,819	5,916,185	2,170,634	12,947,161	353,191
POSCOLED Co., Ltd.		29,489	11,994	17,495	22,946	(5,117)
Gunsan SPFC Co., Ltd.		70,721	49,976	20,745	50,503	(65)
POSCO NST Co., Ltd.		149,931	117,179	32,752	187,930	(4,250)
Pohang Scrap Recycling Center Co., Ltd.		18,823	2,850	15,973	4,071	1,017
PSC Energy Global Co., Ltd.		63,087	—	63,087	—	(2,453)
Suncheon Ecotrans Co., Ltd.		32,133	9,664	22,469	—	(179)
Shinan Energy Co., Ltd.		12,496	1,189	11,307	696	328
Reco Metal Co., Ltd.		31,118	30,858	260	10,883	(1,895)
NewAltec Co., Ltd.		121,287	23,147	98,140	74,938	1,365
PONUTech Co., Ltd.		128,556	86,013	42,543	31,936	(7,113)
BLUE O&M Co., Ltd		882	9	873	54	(115)
Tamra Offshore Wind Power Co., Ltd.		19,982	—	19,982	—	(147)
POS-HiAL Co., Ltd		29,738	19,599	10,139	—	(921)
MCM Korea Co.,Ltd.		50	—	50	—	—
Tancheon E&E Co.,Ltd.		2,639	3	2,636	—	(64)
[Foreign]
POSCO America Corporation		510,786	318,815	191,971	619,354	5,743
POSCO Australia Pty. Ltd.		1,216,387	482,349	734,038	96,249	6,429
POSCO Canada Ltd.		581,660	42,765	538,895	155,637	46,606
POSCO Asia Co., Ltd.		574,138	537,246	36,892	2,004,307	1,392
Dalian POSCO Steel Co., Ltd		33,319	49,239	(15,920)	17,008	(7,115)
POSCO-CTPC Co., Ltd.		82,887	50,853	32,034	99,785	661
POSCO-JKPC Co., Ltd.		92,570	70,345	22,225	86,957	4,589
International Business Center Corporation		86,490	51,116	35,374	20,939	9,633
POSCO E&C Vietnam Co., Ltd.		139,681	117,980	21,701	124,474	10,709
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,408,492	933,222	475,270	2,071,787	(92,681)
Guangdong Pohang Coated Steel Co., Ltd.		466,949	262,937	204,012	164,407	(20,583)
POSCO (Thailand) Company Ltd.		141,030	95,434	45,596	194,229	3,803

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
Myanmar POSCO Steel Co., Ltd	(Won)	23,965	7,576	16,389	17,679	2,388
POSCO-JOPC Co., Ltd.		85,847	80,449	5,398	81,623	760
POSCO Investment Co., Ltd.		726,270	626,511	99,759	10,049	4,696
POSCO-MKPC SDN BHD.		171,518	121,658	49,860	175,248	600
Qingdao Pohang Stainless Steel Co., Ltd.		211,618	119,293	92,325	395,373	(17,342)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		313,007	225,852	87,155	298,778	4,340
POSCO BioVentures L.P.		7,916	—	7,916	—	(1,164)
PT. POSNESIA		13,688	19	13,669	—	(16)
POSCO E&C—Hawaii Inc.		389	2	387	—	(12)
POS-Qingdao Coil Center Co., Ltd.		52,316	37,355	14,961	81,974	(359)
POS-Ore Pty. Ltd.		60,677	28,827	31,850	128,106	56,581
POSCO-China Holding Corp.		449,565	188,164	261,401	102,589	1,746
POSCO-Japan Co., Ltd.		960,241	835,411	124,830	1,253,172	3,662
POS-CD Pty. Ltd.		65,612	70,452	(4,840)	10,808	(9,467)
POS-GC Pty. Ltd.		86,096	47,382	38,714	15,271	(8,430)
POSCO-India Private Ltd.		142,492	920	141,572	—	(924)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		219,743	196,826	22,917	191,748	967
POSCO-JNPC Co., Ltd.		262,862	238,398	24,464	268,351	5,834
POSCO-Foshan Steel Processing Center Co., Ltd.		196,038	153,896	42,142	379,897	57
POSCO E&C (China) Co., Ltd.		156,312	112,819	43,493	114,351	6,849
POSCO MPC S.A. de C.V.		211,988	194,710	17,278	269,738	(8,291)
Zhangjigang Pohang Port Co., Ltd.		25,382	10,319	15,063	5,099	14
Qingdao Pujin Steel Material Co., Ltd		11,155	9,321	1,834	40,266	(302)
POSCO-Vietnam Co., Ltd.		716,369	660,869	55,500	616,365	(25,725)
POSCO-Mexico Co., Ltd.		768,907	517,721	251,186	336,372	(3,929)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		107,155	83,689	23,466	109,815	4,039
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		56,489	38,342	18,147	74,159	4,942
POS-NP Pty. Ltd.		67,949	26,642	41,307	24,424	(1,550)
POSCO-Vietnam Processing Center Co., Ltd.		69,950	49,618	20,332	100,354	85
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		69,072	60,907	8,165	64,015	(1,371)
Suzhou POS-CORE Technology Co., Ltd.		51,625	26,415	25,210	69,683	(177)
POSCO-Malaysia SDN. BHD.		77,922	101,161	(23,239)	116,185	769
POS-Minerals Corporation		110,221	19	110,202	—	(72)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		61,473	39,011	22,462	60,417	(739)
POSCO E&C India Private Ltd.		34,458	27,498	6,960	40,698	2,464
POSCO E&C SMART		12,558	10,898	1,660	28,800	975

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
POSCO-Philippine Manila Processing Center Inc.	(Won)	27,081	16,994	10,087	29,239	694
Dalian POSCON Dongbang Automatic Co., Ltd.		9,175	3,972	5,203	4,353	374
SANPU TRADING CO.,LTD.		1,833	16	1,817	65	31
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		12,114	7,270	4,844	45,415	140
POSCO Mexico Human Tech.		466	371	95	4,620	(39)
POSCO Mexico East Steel Distribution Center Co., Ltd		13,169	585	12,584	3,962	48
POSCO ICT-China		2,184	1,700	484	4,437	54
DWEMEX S.A.DE C.V.		224	66	158	—	(14)
POS MPC Servicios de C.V.		801	518	283	4,316	104
POSCO-URUGUAY S.A.		23,547	70	23,477	3	(1,373)
POSCO South East Asia Pte. Ltd.		11,257	8,342	2,915	65,438	372
Europe Steel Distribution Center		8,173	2,526	5,647	9,657	120
VECTUS Ltd.		2,976	6,403	(3,427)	3,079	(1,254)
POSCO VST Co., Ltd.		400,392	334,920	65,472	248,978	(20,631)
POSCO Maharashtra Steel Pvt. Ltd.		611,902	393,557	218,345	89,307	(41,267)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		127,228	114,696	12,532	136,989	3,607
POSCO Turkey Nilufer Processing Center Co., Ltd.		48,336	37,764	10,572	32,600	1,216
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		50,684	43,290	7,394	56,266	189
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		84,578	61,582	22,996	86,237	534
POSCO-Indonesia Jakarta Processing Center		70,877	65,304	5,573	58,498	(1,636)
POSCO E&C Venezuela C.A		134	—	134	—	—
PT. MRI		9,617	16,265	(6,648)	1,106	(488)
POSCORE-INDIA		16,599	14,205	2,394	13,152	(8)
POSCO America Alabama Processing Center Co., Ltd.		47,816	35,756	12,060	82,395	(566)
PT DEC Indonesia		9,467	9,716	(249)	9,302	(93)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		49,521	34,164	15,357	39,798	(433)
POSCO India Steel Distribution Center Private Ltd.		5,285	2,851	2,434	42	(49)
POSCO China Dalian Plate Processing Center Co., Ltd.		76,438	43,573	32,865	29,782	(5,913)
POSCO-South Asia Co., Ltd.		14,535	95	14,440	5,322	(717)
POSCO SS-VINA Co., LTD		136,834	17,274	119,560	—	(1,872)
POSCO WA Pty. Ltd.		246,039	14	246,025	—	(35,981)
POSCO E&C—UZ		4,580	3,847	733	918	408
POSCO Australia GP Limited		77,078	5	77,073	—	(56,844)
Daewoo International America Corp.		371,565	327,013	44,552	764,627	3,495
Daewoo International Deutschland GmbH		90,147	79,650	10,497	240,736	870

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
Daewoo International Japan Corp.	(Won)	273,246	264,418	8,828	571,871	526
Daewoo International Singapore Pte. Ltd.		99,730	95,117	4,613	500,903	108
Daewoo Italia S.r.l.		80,330	76,205	4,125	215,487	641
Daewoo (China) Co., Ltd.		74,510	26,364	48,146	100,042	864
Daewoo Textile Fergana LLC		59,670	56,061	3,609	100,032	5,252
Daewoo Textile Bukhara LLC		47,458	46,310	1,148	33,395	(877)
Daewoo International Australia Holdings Pty. Ltd.		162,042	24,295	137,747	3,437	(617)
Daewoo Paper Manufacturing Co., Ltd.		76,107	75,049	1,058	51,469	(3,333)
Tianjin Daewoo Paper Co., Ltd		14,187	32,120	(17,933)	—	—
POSCO Mauritius Ltd.		24,351	2	24,349	—	(15)
PT. KRAKATAU POSCO		1,388,305	389,104	999,201	—	(14,430)
MYANMAR Daewoo LTD.		5,717	2	5,715	848	295
Daewoo International MEXICO S.A. de C.V.		91,469	84,672	6,797	213,420	2,701
Daewoo International Guangzhou Corp.		18,955	11,404	7,551	44,263	(1,603)
DAEWOO STC VIETNAM LTD.		1,757	67	1,690	1,398	71
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		104,707	92,250	12,457	191,147	386
Daewoo International Corporation (M) SDN BHD		14,590	11,990	2,600	29,999	234
Daewoo International SHANGHAI CO., LTD.		38,114	28,759	9,355	59,475	(1,399)
PGSF, LLC		4,909	2	4,907	—	48
Xenesys Inc.		10,522	411	10,111	1,626	(1,106)
Daewoo International INDIA Private Ltd.		2,150	337	1,813	1,515	(136)
TECHREN Solar, LLC		7,375	—	7,375	—	(1,399)
PT. POSCO E&C Indonesia		76,275	66,270	10,005	122,410	7,233
Hume Coal Pty. Ltd.		35,174	1,353	33,821	—	(216)
POSCO Foundation		197	4	193	—	(11)
EPC EQUITIES LLP		28,192	28,084	108	—	3
SANTOS CMI Construction Trading LLP		11,976	11,862	114	4,396	8
SANTOS CMI INC. USA		25,913	30,037	(4,124)	35,275	(5,168)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		23,544	16,481	7,063	23,819	(983)
SANTOS CMI PERU S.A.		49,972	51,776	(1,804)	69,117	(7,401)
SANTOS CMI COSTA RICA S.A.		11,704	11,430	274	—	(101)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		113	76	37	—	(7)
GENTECH International INC.		1,545	1,131	414	451	(3)
EPC INVESTMENTS C.V.		111	25	86	—	(8)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		109	2	107	—	(3)
ASESORiA Y SERVICIOS EPC S.A CHILE		1,134	444	690	1,182	487

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
SANTOS CMI S.A.	(Won)	41,946	29,618	12,328	28,430	(203)
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		6,288	244	6,044	780	(87)
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		151	146	5	254	(87)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		7,934	4,757	3,177	12,385	675
VAUTIDAMERICAS S.A.		3,939	1,163	2,776	845	(446)
SANTOS CMI Constructions Argentina S.A.		68	29	39	—	7
POSCO E&C Brazil Ltd.		383,113	362,808	20,305	12,229	9,529
POSCO Electrical Steel India Private Limited		101,381	57,566	43,815	—	631
Daewoo International Cameroon PLC		1,789	—	1,789	—	—
POSCO ASSAN TST STEEL Industry		396,632	243,126	153,506	—	1,495
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		155,753	173,466	(17,713)	—	(13,671)
DAESAN (Cambodia) Co., Ltd.		29,220	34,580	(5,360)	—	(18)
Brazil Sao Paulo Steel Processing Center Co., Ltd		35,154	18,375	16,779	136	(2,165)
POSCO(Dalian) IT Center Development Co., Ltd.		150,653	7,817	142,836	—	(4,512)
PT.POSCO Resources Indonesia		2,770	10	2,760	—	(920)
PT. POSCO ICT Indonesia		2,165	2,288	(123)	1,956	(628)
PT. POSCO M-Tech Indonesia		5,305	12	5,293	2,965	58
PT. KRAKATAU POSCOPOWER		77,792	861	76,931	—	(462)
POSCO RUS LLC.		8,457	5,609	2,848	2,416	(817)
POSCO-Thainox Public Company Limited.		451,046	120,162	330,884	390,106	(4,862)
Daewoo International Shanghai Waigaoqiao Co., Ltd.		35,242	34,244	998	149,387	472
PT. Bio Inti Agrindo		35,251	21,645	13,606	—	(399)
POSCO E&C Australia Pty Ltd.		18,357	16,865	1,492	29,737	1,749
POSCO-TISCO (Jilin) Processing Center Co., Ltd.		18,727	926	17,801	—	(324)
Hunchun POSCO Logistics Co., Ltd.		48,315	7	48,308	—	(976)
USA SRDC Corporation		324	22	302	—	—
Daewoo International Vietnam Co., Ltd.		4,741	273	4,468	1,545	3
PT. Krakatau POSCO Chemtech Calcination		10,825	2,686	8,139	—	(537)
POSCO-Africa		4,524	131	4,393	—	(877)
E.P.C. INGENIERIA & SERVICIOS DE COSTA RICA S. A.		832	619	213	1,171	203
POSCO ICT BRASIL PARTICIPACOES LTDA		718	19	699	—	(171)
LA-SCRAP RECYCLING DISTRIBUTION CENTER, LLC.		1,303	911	392	4,306	(88)
EEC, GmbH		2,839	—	2,839	—	(50)
Posco Center Beijing		331,177	166,700	164,477	—	(13,121)
POSCO AMERICA COMERCIALIZADORA S DE RL DE C.V.		65	130	(65)	—	(64)
POSCO AMERICA PRODUCTOS, OFERTAS, SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE C.V.		466	566	(100)	207	(156)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

2)	As of and for the year ended December 31, 2011

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO E&C Co., Ltd.	(Won)	6,819,542	4,260,627	2,558,915	6,142,026	109,921
POSCO P&S Co., Ltd.		1,017,070	472,175	544,895	3,141,999	19,234
POSCO Coated & Color Steel Co., Ltd.		521,471	297,947	223,524	956,179	(24,713)
POSCO Plant Engineering Co., Ltd.		208,084	117,629	90,455	597,508	6,758
POSCO ICT Co., Ltd.		687,657	446,640	241,017	983,649	30,578
POSCO Research Institute		29,320	6,304	23,016	30,844	216
Seoung Gwang Co., Ltd.		82,671	34,868	47,803	14,652	2,522
POSCO Architects & Consultants Co., Ltd.		93,268	40,458	52,810	196,794	7,236
POSCO Specialty Steel Co., Ltd.		1,582,832	691,581	891,251	1,662,896	127,573
POSTECH Venture Capital Corp.		34,222	1,094	33,128	—	1,041
eNtoB Co., Ltd.		99,382	69,607	29,775	634,830	1,249
POSCO Chemtech Company Ltd.		479,615	152,416	327,199	1,186,623	92,391
POSCO Terminal Co., Ltd.		96,806	15,145	81,661	100,710	22,955
POSCO M-TECH Co., Ltd.		316,953	153,876	163,077	602,155	12,447
POSCO ENERGY Co., Ltd.		2,891,382	2,327,398	563,984	1,863,670	25,152
Postech 2006 Energy Fund		21,662	1,042	20,620	—	(202)
PHP Co., Ltd.		66,461	58,521	7,940	4,456	483
POSCO TMC Co., Ltd.		204,738	113,595	91,143	219,580	5,746
PNR Co., Ltd.		159,076	129,198	29,878	74,013	13,366
Megaasset Co., Ltd.		23,757	9,354	14,403	63,667	5,794
POSCO Engineering Company		508,290	341,946	166,344	980,340	3,225
Pohang Fuel Cell Co., Ltd.		12,061	8,592	3,469	2,235	(286)
Pohang SPFC Co., Ltd.		10,021	4,221	5,800	38,117	1,170
POSWITH Co., Ltd.		5,129	2,460	2,669	13,745	151
BASYS INDUSTRY Co., Ltd.		967	266	701	2,500	369
POSTECH BD Newundertaking Fund		90	—	90	—	(1)
POSBRO Co., Ltd.		126	—	126	—	(54)
POSCO AST Co., Ltd.		316,695	163,548	153,147	365,682	4,972
DaiMyung TMS Co., Ltd.		28,350	52,497	(24,147)	6,265	(3,695)
POS-HiMETAL Co., Ltd.		309,369	268,788	40,581	34,682	(28,857)
POSCO E&E Co., Ltd.		22,435	127	22,308	—	508
POMIC Co., Ltd.		4,411	2,431	1,980	21,111	317
POSFINE Co., Ltd.		62,775	48,146	14,629	2,285	(3,847)
POS ECO HOUSING Co., Ltd.		8,190	1,846	6,344	13,629	265
Mapo High Broad Parking Co., Ltd.		1,676	110	1,566	—	(355)
Dakos Co., Ltd.		783	321	462	225	(58)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Gwang Yang SPFC Co., Ltd.	(Won)	68,279	52,806	15,473	4,686	(2,156)
POSCALCIUM Company, Ltd.		8,403	7,004	1,399	106	(1,353)
Plant Engineering service Technology Co., Ltd.		2,327	500	1,827	6,259	354
9Digit Co., Ltd.		33,820	27,091	6,729	58,341	(308)
Postech Early Stage Fund		10,034	65	9,969	—	(31)
Busan E&E Co., Ltd.		44,731	1,687	43,044	—	127
POSCO Family Strategy Funds		57,678	250	57,428	—	290
POREKA Co., Ltd.		15,131	12,880	2,251	20,785	1,158
Songdo SE Co., Ltd.		1,652	282	1,370	2,761	77
Posgreen Co., Ltd.		8,225	4,280	3,945	2,944	(33)
Daewoo International Corporation		7,823,738	6,302,994	1,520,744	18,758,511	160,088
POSCOLED Co., Ltd.		28,717	5,917	22,800	14,063	(5,355)
Gunsan SPFC Co., Ltd.		51,483	30,673	20,810	53,797	(236)
POSCO NST Co., Ltd.		158,470	121,493	36,977	202,334	(803)
Pohang Scrap Recycling Center Co., Ltd.		17,842	2,863	14,979	1,748	143
PSC Energy Global Co., Ltd.		38,780	—	38,780	—	(1,595)
Suncheon Ecotrans Co., Ltd.		25,526	2,878	22,648	—	48
Shinan Energy Co., Ltd.		8,494	—	8,494	—	(56)
Reco Metal Co., Ltd.		15,043	13,280	1,763	6,761	(2,658)
NewAltec Co., Ltd.		114,744	17,171	97,573	92,849	638
PONUTech Co., Ltd.		9,919	182	9,737	—	(263)
BLUE O&M Co., Ltd		988	—	988	—	(12)
[Foreign]
POSCO America Corporation		416,078	223,968	192,110	419,258	8,866
POSCO Australia Pty. Ltd.		1,161,366	462,383	698,983	136,144	283,875
POSCO Canada Ltd.		565,424	82,867	482,557	304,274	133,660
POSCO Asia Co., Ltd.		540,685	504,059	36,626	2,968,097	6,523
Dalian POSCO Steel Co., Ltd		49,104	58,254	(9,150)	90,990	(8,711)
POSCO-CTPC Co., Ltd.		84,966	52,546	32,420	134,930	1,320
POSCO-JKPC Co., Ltd.		93,668	75,512	18,156	87,203	1,405
International Business Center Corporation		90,577	51,831	38,746	25,889	11,655
POSCO E&C Vietnam Co., Ltd.		77,583	77,679	(96)	114,350	6,670
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,569,551	986,798	582,753	2,808,722	4,444
Guangdong Pohang Coated Steel Co., Ltd.		394,452	163,785	230,667	275,521	(7,849)
POSCO (Thailand) Company Ltd.		140,260	98,044	42,216	231,144	1,227
Myanmar POSCO Steel Co., Ltd		27,519	9,580	17,939	30,967	5,885
POSCO-JOPC Co., Ltd.		80,896	76,118	4,778	92,296	768
POSCO Investment Co., Ltd.		787,069	688,482	98,587	10,792	10,509

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
POSCO-MKPC SDN BHD.	(Won)	165,789	116,928	48,861	177,822	1,763
Qingdao Pohang Stainless Steel Co., Ltd.		268,411	155,877	112,534	615,532	(3,110)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		305,690	220,468	85,222	384,705	11,046
POSCO BioVentures L.P.		16,851	—	16,851	—	(4,226)
PT. POSNESIA		14,129	20	14,109	—	(28)
POSCO E&C—Hawaii Inc.		914	503	411	—	(304)
POS-Qingdao Coil Center Co., Ltd.		56,062	40,314	15,748	117,470	65
POS-Ore Pty. Ltd.		75,312	66,851	8,461	250,347	132,737
POSCO-China Holding Corp.		427,447	160,423	267,024	173,639	3,617
POSCO-Japan Co., Ltd.		1,157,755	1,017,990	139,765	1,686,385	13,518
POS-CD Pty. Ltd.		72,582	68,030	4,552	22,575	557
POS-GC Pty. Ltd.		79,517	32,397	47,120	10,263	(4,344)
POSCO-India Private Ltd.		147,359	421	146,938	—	(1,034)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		168,309	145,655	22,654	211,417	(16,626)
POSCO-JEPC Co., Ltd (formerly, POSCO-JNPC Co., Ltd.)		192,177	176,268	15,909	207,654	716
POSCO-Foshan Steel Processing Center Co., Ltd.		178,488	135,213	43,275	529,788	227
POSCO E&C (China) Co., Ltd.		120,135	82,361	37,774	104,055	1,898
POSCO MPC S.A. de C.V.		192,538	182,180	10,358	316,446	(6,587)
Zhangjigang Pohang Port Co., Ltd.		26,801	11,327	15,474	6,244	222
Qingdao Pujin Steel Material Co., Ltd		14,209	11,997	2,212	79,732	13
POSCO-Vietnam Co., Ltd.		659,931	576,657	83,274	962,490	(46,976)
POSCO-Mexico Co., Ltd.		488,782	422,155	66,627	396,897	(43,298)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		85,349	75,582	9,767	129,434	(9,824)
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		62,709	49,981	12,728	71,871	(1,483)
POS-NP Pty. Ltd.		57,890	15,003	42,887	48,404	9,480
POSCO-Vietnam Processing Center Co., Ltd.		71,203	50,417	20,786	159,369	26
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		69,253	59,468	9,785	62,795	(1,622)
Suzhou POS-CORE Technology Co., Ltd.		60,082	33,980	26,102	96,008	781
POSCO-JYPC Co., Ltd.		67,587	64,165	3,422	102,700	781
POSCO-Malaysia SDN. BHD.		88,635	112,566	(23,931)	140,709	(4,114)
POS-Minerals Corporation		113,694	—	113,694	—	(808)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		69,613	45,766	23,847	92,554	618
POSCO E&C India Private Ltd.		35,982	31,304	4,678	4,966	1,135
POSCO E&C SMART		4,670	4,034	636	4,421	135
POSCO-Philippine Manila Processing Center Inc.		27,412	17,492	9,920	45,680	266
Dalian POSCON Dongbang Automatic Co., Ltd.		8,083	2,996	5,087	5,104	382

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
SANPU TRADING CO., LTD.	(Won)	1,842	5	1,837	73	3
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		15,720	10,881	4,839	100,833	116
POSCO Mexico Human Tech.		787	481	306	5,378	221
POSCO Mexico East Steel Distribution Center Co., Ltd		13,186	1,353	11,833	5,638	110
POSCO ICT-China		1,737	1,294	443	4,920	114
DWEMEX S.A.DE C.V.		226	62	164	2	(29)
POS MPC Servicios de C.V.		667	458	209	4,902	90
POSCO-URUGUAY S.A.		16,733	127	16,606	24	(898)
POSCO South East Asia Pte. Ltd.		5,232	2,633	2,599	62,235	256
Europe Steel Distribution Center		6,775	991	5,784	13,354	322
VECTUS Ltd.		3,066	5,126	(2,060)	3,560	(1,530)
POSCO VST Co., Ltd.		356,484	268,005	88,479	264,616	(10,669)
POSCO Maharashtra Steel Pvt. Ltd.		372,434	149,442	222,992	44	2,036
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		89,782	80,514	9,268	134,409	(3,232)
POSCO Turkey Nilufer Processing Center Co., Ltd.		49,588	40,578	9,010	38,729	(3,971)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		47,931	40,500	7,431	55,239	902
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		84,315	61,131	23,184	117,395	3,267
POSCO-Indonesia Jakarta Processing Center		62,550	55,069	7,481	64,597	216
POSCO E&C Venezuela C.A		138	—	138	—	—
PT. MRI		12,251	17,626	(5,375)	458	(3,854)
POSCORE-INDIA		10,917	8,446	2,471	15,186	(48)
POSCO America Alabama Processing Center Co., Ltd.		63,014	50,007	13,007	85,381	(858)
PT DEC Indonesia		4,577	4,752	(175)	13,962	(267)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		40,586	24,355	16,231	32,301	172
POSCO India Steel Distribution Center Private Ltd.		5,224	2,204	3,020	786	(427)
POSCO China Dalian Plate Processing Center Co., Ltd.		106,525	65,888	40,637	66,113	(165)
POSCO-South Asia Co., Ltd.		13,703	199	13,504	8,015	1,039
POSCO SS-VINA Co., LTD		74,438	409	74,029	—	(1,122)
POSCO WA Pty. Ltd.		212,984	9	212,975	—	(33,142)
POSCO E&C—UZ		2,279	1,789	490	2,046	104
POSCO Australia GP Limited		97,196	5	97,191	—	(8)
Daewoo International America Corp.		283,653	241,259	42,394	984,378	5,372
Daewoo International Deutschland GmbH		115,256	105,288	9,968	482,585	314
Daewoo International Japan Corp.		245,086	236,533	8,553	804,864	981
Daewoo International Singapore Pte. Ltd.		43,647	38,982	4,665	902,315	481
Daewoo Italia S.r.l.		63,859	60,247	3,612	361,821	145

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
Daewoo Cement (Shandong) Co., Ltd.	(Won)	221,807	291,000	(69,193)	133,502	20,361
Daewoo (China) Co., Ltd.		150,079	101,449	48,630	54,521	726
PT. RISMAR Daewoo Apparel		17,767	18,417	(650)	58,182	1,246
Daewoo Textile Fergana LLC		64,437	65,968	(1,531)	132,866	(11,994)
Daewoo Textile Bukhara LLC		51,939	49,630	2,309	51,312	(11,500)
Daewoo International Australia Holdings Pty. Ltd.		151,462	12,964	138,498	1,935	199
Daewoo Paper Manufacturing Co., Ltd.		76,855	72,385	4,470	76,632	(5,210)
Tianjin Daewoo. Paper Co., Ltd		14,589	33,029	(18,440)	—	—
POSCO Mauritius Ltd.		24,648	2,839	21,809	—	(22)
PT. KRAKATAU POSCO		819,899	44,918	774,981	—	(2,385)
MYANMAR Daewoo LTD.		6,030	41	5,989	1,373	152
Daewoo International MEXICO S.A. de C.V.		68,030	64,189	3,841	240,448	299
Daewoo International Guangzhou Corp.		7,666	7,473	193	61,554	(1,265)
Daewoo Energy Central Asia		15,571	322	15,249	—	—
DAEWOO STC VIETNAM LTD.		3,848	1,313	2,535	9,435	94
MYANMAR Daewoo International Ltd.		7,651	2,240	5,411	11,947	759
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		63,505	51,088	12,417	67,175	15
Daewoo International Corporation (M) SDN BHD		8,831	6,469	2,362	21,190	157
Daewoo International SHANGHAI CO.,LTD.		63,694	52,656	11,038	91,541	1,286
PGSF, LLC		3,138	1	3,137	—	280
Xenesys Inc.		11,804	240	11,564	2,494	(3,865)
Daewoo International INDIA Private Ltd.		3,285	1,277	2,008	3,343	69
TECHREN Solar, LLC		5,184	—	5,184	—	(506)
PT. POSCO E&C Indonesia		37,495	34,094	3,401	46,665	2,114
Hume Coal Pty. Ltd.		24,316	2,499	21,817	—	(9)
POSCO Foundation		213	3	210	—	3
EPC EQUITIES LLP		11,391	11,283	108	438	(2,743)
SANTOS CMI Construction Trading LLP		13,851	13,742	109	2,750	(1,323)
SANTOS CMI INC. USA		23,418	22,260	1,158	11,604	(155)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		18,771	9,381	9,390	14,823	7,484
SANTOS CMI PERU S.A.		26,074	20,500	5,574	59,091	4,779
SANTOS CMI COSTA RICA S.A.		11,856	11,480	376	1,228	(1,794)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		122	73	49	—	(9)
GENTECH International INC.		1,595	1,166	429	1,800	728
EPC INVESTMENTS C.V.		115	18	97	—	(6)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		115	2	113	—	(2)
ASESORiA Y SERVICIOS EPC S.A CHILE		468	285	183	635	88

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
SANTOS CMI S.A.	(Won)	42,766	30,495	12,271	34,879	(5,430)
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		8,430	2,669	5,761	13,009	1,703
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		125	14	111	203	(208)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		10,982	8,392	2,590	14,588	923
VAUTIDAMERICAS S.A.		2,374	1,620	754	1,765	141
SANTOS CMI Constructions Argentina S.A.		82	46	36	—	1
POSCO E&C Brazil Ltd.		87,817	87,284	533	6,200	(465)
POSCO Electrical Steel Inida Private Limited		26,448	138	26,310	—	346
Daewoo International Cameroon PLC		1,233	—	1,233	—	—
POSCO ASSAN TST STEEL Industry		59,415	1,897	57,518	—	1,724
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		171,127	174,814	(3,687)	—	(3,466)
DAESAN (Cambodia) Co., Ltd.		30,145	35,652	(5,507)	—	(946)
Brazil Sao Paulo Steel Processing Center Co., Ltd.		26,987	—	26,987	—	—
POSCO(Dalian) IT Center Development Co., Ltd.		152,725	1,271	151,454	—	(1,464)
PT.POSCO Resources Indonesia		4,048	92	3,956	—	(415)
PT. POSCO ICT Indonesia		3,480	2,661	819	—	(80)
PT. POSCO M-Tech Indonesia		2,865	149	2,716	3,329	61
PT. KRAKATAU POSCOPOWER		45,041	42,874	2,167	—	(134)
POSCO RUS LLC.		3,639	5	3,634	—	(273)
POSCO-Thainox Public Company Limited.		500,214	164,464	335,750	401,257	(22,466)
Daewoo International Shanghai Waigaoqiao Co., Ltd.		13,804	13,256	548	22,354	343
PT. Bio Inti Agrindo		18,900	9,714	9,186	—	(1,486)
POSCO E&C Australia Pty Ltd.		381	624	(243)	—	(237)
POSCO-TISCO (Jilin) Processing Center Co., Ltd.		12,587	12	12,575	—	(375)
Hunchun POSCO Logistics Co., Ltd.		23,725	7	23,718	—	(229)
USA SRDC Corporation		311	—	311	—	—
Daewoo International Vietnam Co., Ltd.		4,613	—	4,613	—	—

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(d)	Details of associates

Details of associates as of September 30, 2012 and December 31, 2011 are as follows:

Investee	Category of Business	Ownership (%)
		September 30, 2012	December 31, 2011	Region
[Domestic]
MIDAS Information Technology Co., Ltd.	Engineering	22.20	25.46	Seoul
Metapolis Co., Ltd.	Multiplex development	40.05	40.05	Hwaseong
Songdo New City Development Inc.	Real estate	29.90	29.90	Seoul
POSMATE Co., Ltd.	Services	45.15	30.00	Seoul
Gail International Korea Ltd.	Real estate	29.90	29.90	Seoul
SNNC Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	Gwangyang
CHUNGJU ENTERPRISE CITY	Real estate	25.10	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	50.00	Hoengseong
KOREA SOLAR PARK Co., Ltd.	Solar power plant construction and management	37.50	37.50	Youngam
Garolim Tidal Power Plant Co., Ltd.	Generation of electricity	32.13	32.13	Seosan
Cheongna IBT Co., Ltd. (*4)	Multiplex development	—	18.58	Incheon
PSIB Co., Ltd.	Non-resident building lease	49.00	49.00	Seoul
Universal Studios Resort Development Co., Ltd. (*3)	Construction	—	22.10	Hwaseong
Universal Studios Resort Asset Management Corp.	Real estate services	26.16	26.16	Seoul
Daewoo National Car Gwangju Selling Co., Ltd.	Leasing service	50.00	50.00	Gwangju
Uitrans Co., Ltd.	Transporting	41.89	38.19	Seoul
Suwon Green Environment Co., Ltd.	Construction	27.50	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Green Gimpo Co., Ltd.	Construction	31.84	31.84	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Incheon-Gimpo Highway Co., Ltd.	Construction	29.94	25.82	Anyang
Green Jangryang Co., Ltd.	Sewerage treatment	25.00	25.00	Pohang
Green Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyoung
POSPLATE Co., Ltd.	Services	48.95	48.95	Gwangyang
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Pohang Techno Valley AMC Co., Ltd.	Construction	29.50	29.50	Pohang
Sungjin Geotec Co., Ltd.	Industrial machinery manufacturing	33.02	36.69	Ulsan
Kyobo Life Insurance Co., Ltd.(*6)	Life insurance	—	24.00	Seoul
Dongbang Special Steel Co., Ltd.	Steel processing and sales	35.82	35.82	Pohang
Pure Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Gyeonggi CES Co., Ltd.	Facility construction	21.84	21.84	Yangju
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	28.27	29.30	Paju
SENTECH KOREA Corp. (*3)	Manufacturing	—	20.25	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd.	Other science research	28.57	28.57	Seoul
Hyundai Investment Network Private Equity Fund	Mine investment	50.00	50.00	Seoul
Pohang Techno Valley PFV Corporation	Real estate development	29.90	28.65	Pohang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
SUNAM Co., Ltd.	Power supply manufacturing	23.91	23.91	Seoul
Kones Corporation	Technical service	41.67	41.67	Gyeongju
Daeho GM Co., Ltd. (*5)	Investment advisory service	35.82	—	Pohang
Mokpo-Daeyang Industrial Estate (*1)	Real estate development	29.90	—	Mokpo
POSCO ES Materials Co., Ltd. (*1)	Secondary battery manufacturing	50.00	—	Gumi
Kyeonggi Fuel Cells Co., Ltd. (*1)	Electricity Generation	25.50	—	Hwaseong
Busan Sansung Tunnel Co.,Ltd. (*1)	Highway construction and management	40.25	—	Busan
Pohang Special Welding Rod Co.,Ltd. (*1)	Welding material and tools manafacturing and sales	50.00	—	Pohang

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

Investee	Category of Business	Ownership (%)
		September 30, 2012	December 31, 2011	Region
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and sale	50.00	50.00	Vietnam
KOBRASCO	Facility lease	50.00	50.00	Brazil
USS-POSCO Industries	Material manufacturing and sale	50.00	50.00	USA
Poschrome Pty. Ltd.	Raw material manufacturing and sale	50.00	50.00	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing and sale	29.50	29.50	India
POSVINA Co., Ltd.	Plating steel sheet manufacturing	50.00	50.00	Vietnam
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
CAML Resources Pty. Ltd.	Raw material manufacturing and sale	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sale	49.00	49.00	New Caledonia
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sale	35.00	35.00	China
POSK (PingHu)Processing Center Co., Ltd	Steel processing and sale	20.00	20.00	China
AN KHANH NEW CITY DEVELOPMENT	Highway construction and new town development	50.00	50.00	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sale	35.00	35.00	USA
Zhongyue POSCO(Qinhuangdau) Tinplate Industrial Co., Ltd.	Plating sheet manufacturing	34.00	34.00	China
BX STEEL POSCO Cold RolledSheet Co., Ltd.	Steel processing and sale	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sale	30.00	30.00	Slovakia
Eureka Moly LLC	Raw material manufacturing and sale	20.00	20.00	USA
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.	Steel processing and sale	30.00	30.00	China
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sale	25.00	25.00	China
POS-GSFC LLC	Steel processing and sale	40.16	48.98	UAE
Yingkou Posrec Refractories Co., Ltd.	Refractory manufacturing	25.00	25.00	China
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
Daewoo Engineering (THAILAND) Co., Ltd.	Development and contract	48.90	48.90	Thailand
Sebang Steel	Scrap sale	49.00	49.00	Japan
NCR LLC	Coal sale	29.41	20.00	Canada
AMCI (WA) Pty Ltd.	Iron ore sale & mine development	49.00	49.00	Australia
POSCO YongXin Rare Earth Metal Co., Ltd.	Energy & Resource development	31.00	31.00	China
Shanghai Lansheng Daewoo Corporation	Trading	49.00	49.00	China
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd.	Trading	49.00	49.00	China
Hanjung Power Pty., Ltd	Electric power manufacturing and sale	49.00	49.00	Papua New Guinea
Myanmar Korea Timber International Ltd.	Plating sheet manufacturing	45.00	45.00	Myanmar
General Medicines Company Ltd.	Medicine manufacturing and sale	33.00	33.00	Sudan
KOREA LNG Ltd.	Gas production and sale	20.00	20.00	England
DMSA, AMSA (*2)	Energy & resource development	4.00	4.00	Madagascar
KG Power (M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
Daewoo (THAILAND) CO., LTD.	Trading	49.00	49.00	Thailand
N.I.CO., LTD.	Trading	50.00	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSUK TITANIUM B.V	Titanium manufacturing and sale	—	50.00	Netherland
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
POSCO-POGEN AMP	Steel manufacturing	26.00	26.00	India
Klappan Coal Joint Venture	Coal sale	20.00	20.00	Canada
AES-VCM Mong Duong Power Company Ltd.	Electricity generation	30.00	30.00	Vietnam
CSP(Compania Siderurgica do Pecem)	Steel manufacturing and sale	20.00	20.00	Brazil
PT.INDONESIA POS CHOSUN Ref	Refractory manufacturing and sale	30.00	30.00	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sale	49.00	49.00	Vietnam

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

Investee	Category of Business	Ownership (%)
		September 30, 2012	December 31, 2011	Region
[Foreign]
Korea-Siberia Wood	Forest resources development	50.00	50.00	Russia
PT. Tanggamus Electric Power	Construction and engineering service	20.00	20.00	Indonesia
PT. Wampu Electric Power	Construction and engineering service	20.00	20.00	Indonesia
Boulder Solar Power, LLC (*1)	Electric power manufacturing	25.00	—	USA
POSUK Titanium (*1)	Titanium manufacturing and sale	50.00	—	Kazahstan
Roy Hill Holdings Pty. Ltd. (*2)	Energy & resource development	12.50	—	Austrailia
Li3 Energy Inc (*7)	Energy & resource development	26.06	—	Peru
Fifth Combined Heat and Power Plant LLC (*1)	Thermal power generation	30.00	—	Mongolia

(*1)	These entities were newly established during the nine-month period ended September 30, 2012.
(*2)	The Company is able to exercise significant influence on the investee even though the Company’s percentage of ownership is below 20%.
(*3)	Excluded from associates due to a decrease in ownership percentage during the nine-month period ended September 30, 2012.
(*4)	Excluded from associates as the contract on entrusted voting rights expired during the nine-month period ended September 30, 2012.
(*5)	This entity split off from Dongbang Special Steel Co., Ltd. during the nine-month period ended September 30, 2012.
(*6)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve the Company’s financial structure. The transaction was completed in third quarter of 2012.
(*7)	This entity was newly included as an associate during the nine-month period ended September 30, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(e)	Consolidated subsidiaries newly included in consolidation during the nine-month period ended September 30, 2012 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Tamra Offshore Wind Power Co., Ltd.	January 2012	64.00	new investment
PT. Krakatau POSCO Chemtech Calcination	January 2012	80.00	new investment
POS-HiAL Co., Ltd	January 2012	51.00	new investment
POSCO-Africa	February 2012	100.00	new investment
E.P.C. INGENIERIA & SERVICIOS DE COSTA RICA S. A.	May 2012	100.00	new investment
POSCO ICT BRASIL PARTICIPACOES LTDA	May 2012	100.00	new investment
LA-SCRAP RECYCLING DISTRIBUTION CENTER, LLC.	May 2012	68.42	new investment
EEC, GmbH	August 2012	100.00	new investment
Posco Center Beijing	August 2012	99.00	new investment
MCM Korea Co., Ltd.	July 2012	100.00	new investment
Tancheon E&E Co., Ltd.	July 2012	100.00	new investment
POSCO AMERICA COMERCIALIZADORA S DE RL DE C.V.	August 2012	100.00	new investment
POSCO AMERICA PRODUCTOS, OFERTAS, SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE C.V.	August 2012	100.00	new investment

(f)	Subsidiaries that were excluded from consolidation during the nine-month period ended September 30, 2012 are as follows:

Company	Date of disposal	Reason
POSCO-JYPC Co., Ltd.	January 2012	Statutory merger by POSCO-JEPC CO., Ltd.
DaiMyung TMS Co., Ltd.	March 2012	Statutory merger by POSCO-AST CO., Ltd.
MYANMAR DAEWOO INT’L LTD.	April 2012	Disposal
PT. RISMAR DAEWOO APPAREL	April 2012	Disposal
Daewoo Cement (Shandong) Co., Ltd.	June 2012	Disposal
POMIC Co., Ltd.	July 2012	Statutory merger by POSCO Research Institute
BASYS INDUSTRY Co., Ltd.	August 2012	Disposal
DAEWOO ENERGY CENTRAL ASIA	July 2012	Exclusion by corporate liquidation
DAYTEK ELECTRONICS CORP.	August 2012	Exclusion by corporate liquidation

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2011. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgements

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2011.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2011. The following changes in accounting policy are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ended December 31, 2012.

(a)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS 1107, “Financial Instruments: Disclosures” since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety.

(b)	Enactments and amendments of K-IFRSs

1) The Company has not applied the following revised K-IFRS that has been issued but is not yet effective for annual periods beginning on or after January 1, 2012.

K-IFRS 1001 Presentation of Financial Statements

The amendment to K-IFRS 1001 requires the other comprehensive income section to present line items for amounts of other comprehensive income, classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and will be reclassified subsequently to profit or loss when specific conditions are met. The amendment to K-IFRS 1001 will be effective for annual periods beginning on or after July 1, 2012.

2) The following new standards, interpretations and amendments to existing standards have been published and are effective for the first annual period ending on or after December 31, 2012, and the Company has not early adopted them.

K-IFRS 1001 Presentation of Financial Statements

The amendments require operating profit (or loss), which is calculated by revenue less; (1) cost of goods sold, and (2) selling, general and administrative expenses, to be separately presented on the statements of comprehensive income. Additionally, in the notes to the financial statements, the Company could provide voluntary disclosure of entity-specific measure of operating performance (under the name of “adjusted operating profit or loss” or, if appropriate, another name) which is calculated base on the Company’s own criteria. In doing so, the Company is required to disclose (1) a reconciliation between the entity-specific measure of operating performance and operating profit or loss presented on the face of the statement of comprehensive income, and (2) the fact that the measure of operating performance disclosed in the notes is calculated based on the Company’s own criteria.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

The amendments are effective for the first annual period ending on or after December 31, 2012 and the expected effect of the amendment to the consolidated interim financial statements are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Operating profit before amendment	(Won)	1,061,665	1,287,721	2,914,310	4,390,043
Other operating income
Gain on disposals of property, plant and equipment		(21,181)	(2,012)	(29,184)	(10,365)
Rental revenues		(431)	(431)	(1,355)	(2,147)
Gain on disposals of intangible assets		(348)	—	(764)	(850)
Gain on disposals of investments in associates		—	(7)	(7,359)	(2,088)
Gain on disposals of assets held for sale		(45,874)	—	(193,333)	—
Reversal of allowance for doubtful accounts		(6,945)	(26,862)	(55,083)	(41,661)
Grant income		(248)	(76)	(1,313)	(740)
Miscellaneous income		(27,649)	(31,059)	(91,055)	(115,077)
Others		(17,093)	(160)	(19,801)	(3,383)

		(119,769)	(60,607)	(399,247)	(176,311)

Other operating expenses
Loss on disposals of property, plant and equipment		14,360	8,396	45,545	38,474
Loss on disposals of assets held for sale		—	—	9,391	—
Cost of idle assets		6,849	6,804	21,199	10,206
Impairment loss of other non-current assets		—	(16)	31,735	—
Impairment loss of assets held for sale		—	—	258,381	—
Other bad debt expenses		2,745	80,779	32,366	110,554
Donations		8,257	18,408	49,020	32,670
Miscellaneous loss		11,199	21,671	35,938	50,423
Others		12,027	23,660	21,387	30,473

		55,437	159,702	504,962	272,800

Operating profit after amendment	(Won)	997,333	1,386,816	3,020,025	4,486,532

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Current

Trade accounts and notes receivable	(Won)	10,780,481	10,265,421
Capital lease receivables		48,528	117,230
Due from customers for contract work		1,545,196	1,361,416
Less: Allowance for doubtful accounts		(290,068)	(293,552)

		12,084,137	11,450,515

Non-current
Trade accounts and notes receivable		36,069	45,061
Capital lease receivables		114,074	147,634
Less: Allowance for doubtful accounts		(9,346)	(9,634)

		140,797	183,061

	(Won)	12,224,934	11,633,576

Trade accounts and notes receivable sold to financial institutions holding the right of recourse, for which the derecognition conditions were not met, amounted to (Won)71,550 million and (Won)132,908 million as of September 30, 2012 and December 31, 2011, respectively, and are included in short-term borrowings (note 13). The fair values approximate their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

5. Other Financial Assets

(a)	Other short-term financial assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	—	50,861
Derivatives assets held for trading		67,825	92,055

		67,825	142,916

Available-for-sale financial assets
Short-term available-for-sale securities (bonds)		115,481	31,651
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		30,903	876
Loans and other receivables
Short-term financial instruments (*1,2,3)		1,526,365	1,757,744
Short-term loans		197,921	367,330
Other accounts receivable		1,252,229	1,067,163
Accrued income		64,212	59,028
Deposits		91,732	73,343
Other (*4)		285,611	221,125
Allowance for bad debt accounts		(46,365)	(64,906)

		3,371,705	3,480,827

	(Won)	3,585,914	3,656,270

(*1)	As of September 30, 2012 and December 31, 2011, short-term financial instruments amounting to (Won)3,200 million and (Won)1,670 million, respectively, are collateral for long-term borrowings from a forestry association.
(*2)	As of September 30, 2012 and December 31, 2011, short-term financial instruments of (Won)19,505 million and (Won)17,175 million, respectively, are restricted for use in a government project.
(*3)	As of September 30, 2012, short-term financial instruments amounting to (Won)7,850 million are provided as collateral for long-term borrowings of the Company.
(*4)	Includes (Won)265,142 million and (Won)197,858 million as of September 30, 2012 and December 31, 2011, respectively, of proportionately consolidated of current assets of joint ventures which are owned by POSCO’s subsidiaries.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Other long-term financial assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss
Derivatives assets held for trading	(Won)	28,569	16,696

Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments) (*1,2,3)		3,755,398	4,509,197
Long-term available-for-sale securities (bonds)		29,451	25,847
Long-term available-for-sale securities (others)		43,313	41,902

		3,828,162	4,576,946

Held-to-maturity investments
Held-to-maturity securities (bonds)		4,148	34,698

Loans and other receivables
Long-term financial instruments		59,807	37,732
Long-term loans		509,540	298,106
Long-term other accounts receivable		38,689	86,922
Accrued income		1,187	956
Deposits		119,748	112,245
Allowance for bad debt accounts		(37,964)	(38,629)

		691,007	497,332

	(Won)	4,551,886	5,125,672

(*1)	As of September 30, 2012, 2,294,961 shares equivalent to 20,654,653 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recognized additional impairment loss for the securities of SK Telecom Co., Ltd. and others amounting to (Won)35,491 million due to a further decline in the fair value of shares for which the Company recorded impairment loss as of December 31, 2011. Meanwhile, the Company recorded impairment loss for securities of Jupiter Mines Ltd. and others amounting to (Won)168,644 million during the nine-month period ended September 30, 2012 because there was a significant decline in the fair value of shares of them for a prolonged period, which was considered as objective evidence of impairment.
(*3)	As of September 30, 2012, (Won)25,538 million of long-term available-for-sale securities have been provided as collateral.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

6. Inventories

Inventories as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Finished goods	(Won)	1,491,976	1,556,573
Merchandise		828,622	1,185,496
Semi-finished goods		1,987,463	2,163,124
Raw materials		2,616,940	2,563,837
Fuel and materials		859,657	758,333
Construction inventories		1,329,143	1,245,546
Materials-in-transit		2,495,164	2,857,434
Others		101,644	168,895

		11,710,609	12,499,238

Less: allowance for inventory valuation		(187,446)	(215,594)

	(Won)	11,523,163	12,283,644

The amounts of valuation losses of inventories recognized in cost of goods sold for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are (Won)73,064 million and (Won)140,391 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

7. Non-Current Assets Held for Sale

Details of non-current assets held for sale and related liabilities as of September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012		December 31, 2011
(in millions of Won)	Subsidiaries (*1)		POSCO (*2)	Subsidiaries (*3)	Total
Assets
Trade accounts and notes receivable and other financial assets	(Won)	—	—	63,154	63,154
Inventories		—	—	23,186	23,186
Investment in associate		—	—	—	—
Property, plant and equipment		—	16,887	172,538	189,425
Intangible assets		—	—	7,389	7,389
Other assets		—	—	45,883	45,883

		—	16,887	312,150	329,037

Liabilities
Trade accounts and note payables and other financial liabilities		—	—	28,509	28,509
Borrowings		—	—	144,920	144,920
Other liabilities		—	—	53,178	53,178

		—	—	226,607	226,607

Net assets	(Won)	—	16,887	85,543	102,430

(*1)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve the Company’s financial structure. The investment was reclassified as a non-current asset held for sale at the beginning of the bidding process that started during the six-month period ended June 30, 2012. The amount measured at the lower of its carrying amount and fair value less costs to sell of Kyobo Life Insurance Co., Ltd. was (Won)1,150,720 million. The Company recorded an impairment loss for the non-current assets held for sale of (Won)258,381 million. The transaction was completed on September 5, 2012. The Company recognized a gain on disposal of assets held for sale of (Won)45,874 million.
(*2)	POSCO planned to dispose of equipment of existing steel manufacturing plants due to the completion and expected use of a new plant. The relevant equipment was reclassified as non-current assets held for sale at December 31, 2011. Some of those non-current assets held for sale were disposed of by sale, and others were reclassified as property, plant and equipment due to the cancelation of plans to sell during the nine-month period ended September 30, 2012. POSCO recognized a gain of (Won)1,150 million and a loss of (Won)9,391 million from the assets held for sale during the nine-month periods ended September 30, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(*3)	The Company determined to dispose of Daewoo Cement (Shandong) Co., Ltd., a subsidiary of Daewoo International Corporation, one of POSCO’s subsidiaries, in order to close down a non-core business and collect long-term receivables and securities, pursuant to the board of director’s resolution on July 28, 2011. Daewoo International Corporation entered into a sales contract with China United Cement Group Co., Ltd. on August 9, 2011 and completed the disposal of relevant non-current assets held for sale on June 28, 2012. The Company recognized a gain on disposal of assets held for sale of (Won)146,309 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

8. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)

	September 30, 2012						December 31, 2011
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Kyobo Life Insurance Co., Ltd.(*1)	—	—	(Won)	—	(Won)	—	(Won)	1,377,114
Sungjin Geotec Co., Ltd.	17,193,510	33.02		239,877		191,039		194,942
SNNC Co., Ltd.	18,130,000	49.00		90,650		144,434		154,131
POSCO ES Materials Co., Ltd.(*2)	1,000,000	50.00		43,000		42,538		—
Busan-Gimhae Light Rail Transit Co., Ltd.	9,160,000	25.00		45,800		15,714		34,227
Cheongna IBT Co., Ltd.	—	—		—		—		35,564
BLUE OCEAN Private Equity Fund	333	27.52		33,300		31,689		35,971
METAPOLIS Co., Ltd.	4,229,280	40.05		15,410		1,409		15,674
POSMATE Co., Ltd.	411,573	45.15		28,258		45,005		22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	25.10		10,040		23,928		21,026
MIDAS Information Technology Co., Ltd.	866,190	22.20		433		13,437		12,476
Garolim Tidal Power Plant Co., Ltd.	2,580,039	32.13		12,900		11,839		11,995
Others (32 companies)						78,589		70,036

						599,621		1,985,565

[Foreign]
Roy Hill Holdings Pty. Ltd.	12,723,959	12.50		551,979		544,736		—
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		363,720		374,868
AMCI (WA) Pty Ltd.	49	49.00		213,446		132,784		168,212
CSP(Compania Siderurgica do Pecem)	382,635,704	20.00		247,510		208,175		124,231
Nickel Mining Company SAS	3,234,698	49.00		157,585		150,801		168,292
KOBRASCO	2,010,719,185	50.00		32,950		116,611		128,884
KOREA LNG Ltd.	2,400	20.00		137,993		113,624		127,901
Eureka Moly LLC	—	20.00		121,209		106,470		109,772
DMSA, AMSA	—	4.00		134,671		132,657		119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.	—	25.00		61,961		94,181		95,577
CAML Resources Pty. Ltd.	3,239	33.34		40,388		67,368		55,465
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		151,223		136,175
Poschrome Pty. Ltd.	43,350	50.00		19,859		24,316		24,674
USS-POSCO Industries	—	50.00		277,715		12,584		16,880
NCR LLC	—	29.41		30,614		46,119		24,107
Others (40 companies)						164,961		171,500

						2,430,330		1,846,094

					(Won)	3,029,951	(Won)	3,831,659

(*1)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve its financial structure. The transaction was completed in the nine-month period ended September 30, 2012.
(*2)	This entity was newly established during the nine-month period ended September 30, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(*3)	Excluded from associates as the contract on entrusted voting rights expired during the nine-month period ended September 30, 2012.
(*4)	This entity was acquired during the nine-month period ended September 30, 2012.

(b)	The movements of investments in associates for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

1)	September 30, 2012

(in millions of Won)

Company	Dec. 31, 2011 Book value		Equity method profits (losses)	Other increase (decrease) (*1)	September 30, 2012 Book value
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	1,377,114	37,038	(1,414,152)	—
Sungjin Geotec Co., Ltd.		194,942	(8,455)	4,552	191,039
SNNC Co., Ltd.		154,131	11,861	(21,558)	144,434
POSCO ES Materials Co., Ltd.		—	(435)	42,973	42,538
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227	(18,513)	—	15,714
Cheongna IBT Co., Ltd.		35,564	(729)	(34,835)	—
BLUE OCEAN Private Equity Fund		35,971	(6,919)	2,637	31,689
METAPOLIS Co., Ltd.		15,674	(14,265)	—	1,409
POSMATE Co., Ltd.		22,409	1,116	21,480	45,005
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		21,026	3,012	(110)	23,928
MIDAS Information Technology Co., Ltd.		12,476	1,628	(667)	13,437
Garolim Tidal Power Plant Co., Ltd.		11,995	(156)	—	11,839
Others		70,036	(2,038)	10,591	78,589

		1,985,565	3,145	(1,389,089)	599,621

[Foreign]
Roy Hill Holdings Pty. Ltd.		—	(7,243)	551,979	544,736
POSCO-NPS Niobium LLC		374,868	19,008	(30,156)	363,720
AMCI (WA) Pty Ltd.		168,212	(35,559)	131	132,784
CSP(Compania Siderurgica do Pecem)		124,231	(1,875)	85,819	208,175
Nickel Mining Company SAS		168,292	(11,724)	(5,767)	150,801
KOBRASCO		128,884	26,262	(38,535)	116,611
KOREA LNG Ltd.		127,901	11,600	(25,877)	113,624
Eureka Moly LLC		109,772	—	(3,302)	106,470
DMSA, AMSA		119,556	184	12,917	132,657
BX STEEL POSCO Cold RolledSheet Co., Ltd.		95,577	1,092	(2,488)	94,181
CAML Resources Pty. Ltd.		55,465	12,088	(185)	67,368
South-East Asia Gas Pipeline Company Ltd.		136,175	(30)	15,078	151,223
Poschrome Pty. Ltd.		24,674	753	(1,111)	24,316
USS-POSCO Industries		16,880	(3,639)	(657)	12,584
NCR LLC		24,107	(50)	22,062	46,119
Others		171,500	(8,779)	2,240	164,961

		1,846,094	2,088	582,148	2,430,330

	(Won)	3,831,659	5,233	(806,941)	3,029,951

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

2)	December 31, 2011

(in millions of Won)

Company	Dec. 31, 2010 Book value		Equity method profits (losses)	Other increase (decrease) (*1)	Dec. 31, 2011 Book value
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	1,314,808	82,450	(20,144)	1,377,114
Sungjin Geotec Co., Ltd.		227,245	(33,650)	1,347	194,942
SNNC Co., Ltd.		145,466	49,605	(40,940)	154,131
Busan-Gimhae Light Rail Transit Co., Ltd.		42,151	(7,924)	—	34,227
Cheongna IBT Co., Ltd.		39,607	(4,043)	—	35,564
BLUE OCEAN Private Equity Fund		—	1,478	34,493	35,971
METAPOLIS Co., Ltd.		32,666	(16,992)	—	15,674
POSMATE Co., Ltd.		20,989	3,141	(1,721)	22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		21,317	(146)	(145)	21,026
MIDAS Information Technology Co., Ltd.		9,457	3,089	(70)	12,476
Garolim Tidal Power Plant Co., Ltd.		10,881	(164)	1,278	11,995
Others		136,374	(7,215)	(59,123)	70,036

		2,000,961	69,629	(85,025)	1,985,565

[Foreign]
POSCO-NPS Niobium LLC		—	5,658	369,210	374,868
AMCI (WA) Pty Ltd.		213,446	(32,879)	(12,355)	168,212
CSP(Compania Siderurgica do Pecem)		—	(1,661)	125,892	124,231
Nickel Mining Company SAS		180,671	(7,073)	(5,306)	168,292
KOBRASCO		141,939	36,911	(49,966)	128,884
KOREA LNG Ltd.		133,793	8,026	(13,918)	127,901
Eureka Moly LLC		109,177	(754)	1,349	109,772
DMSA, AMSA		100,536	38	18,982	119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.		89,313	1,797	4,467	95,577
CAML Resources Pty. Ltd.		67,401	15,517	(27,453)	55,465
South-East Asia Gas Pipeline Company Ltd.		56,636	(25)	79,564	136,175
Poschrome Pty. Ltd.		29,201	1,422	(5,949)	24,674
USS-POSCO Industries		40,000	(31,585)	8,465	16,880
NCR LLC		23,931	(85)	261	24,107
Others		119,420	(14,367)	66,447	171,500

		1,305,464	(19,060)	559,690	1,846,094

	(Won)	3,306,425	50,569	474,665	3,831,659

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(c)	The fair value of investments in associates for which there are published price quotations as of September 30, 2012 are as follows:

(in millions of Won)

Company	Fair value
Sungjin Geotec Co., Ltd.	(Won)	237,270

(d)	Summarized financial information of associates as of September 30, 2012 and December 31, 2011 are as follows:

1)	As of and for the nine-month period ended September 30, 2012

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Sungjin Geotec Co., Ltd.	(Won)	765,212	608,953	156,259	557,708	(6,483)
SNNC Co., Ltd.		529,248	223,925	305,323	258,128	6,399
POSCO ES Materials Co., Ltd.		69,542	16,023	53,519	—	(1,172)
Busan-Gimhae Light Rail Transit Co., Ltd.		790,976	728,119	62,857	10,005	(74,215)
BLUE OCEAN Private Equity Fund		352,257	237,110	115,147	315,916	(25,142)
METAPOLIS Co., Ltd.		528,589	511,122	17,467	12,424	(26,999)
POSMATE Co., Ltd.		119,789	18,934	100,855	79,291	7,287
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		312,079	250,905	61,174	114,717	14,969
MIDAS Information Technology Co., Ltd.		84,567	24,116	60,451	40,011	8,017
Garolim Tidal Power Plant Co., Ltd.		37,150	303	36,847	—	(487)
[Foreign]
Roy Hill Holdings Pty Ltd.		1,640,086	185,803	1,454,283	—	(57,947)
POSCO-NPS Niobium LLC		727,491	51	727,440	—	38,031
CSP(Compania Siderurgica do Pecem)		1,067,224	28,602	1,038,622	—	(9,395)
Nickel Mining Company SAS		465,954	102,482	363,472	81,219	(31,830)
KOBRASCO		285,805	52,584	233,221	110,866	51,219
KOREA LNG Ltd.		579,157	69	579,088	84,111	91,704
DMSA, AMSA		7,620,303	5,430,493	2,189,810	4,611	4,611
BX STEEL POSCO Cold RolledSheet Co., Ltd.		988,457	639,669	348,788	1,126,301	3,629
CAML Resources Pty. Ltd.		243,135	95,076	148,059	227,364	36,256
South-East Asia Gas Pipeline Company Ltd.		1,194,054	590,130	603,924	—	(122)
Poschrome Pty. Ltd.		61,538	4,663	56,875	58,070	1,744
USS-POSCO Industries		464,880	439,802	25,078	814,990	(14,776)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

2)	December 31, 2011

(in millions of Won)

Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kyobo Life Insurance Co., Ltd.	(Won)	60,828,181	55,786,580	5,041,601	11,610,607	487,785
Sungjin Geotec Co., Ltd.		717,665	611,548	106,117	663,879	(58,894)
SNNC Co., Ltd.		610,059	269,318	340,741	473,173	81,246
Busan-Gimhae Light Rail Transit Co., Ltd.		817,402	680,492	136,910	3,690	(31,696)
Cheongna IBT Co., Ltd.		433,306	263,377	169,929	305	(20,527)
BLUE OCEAN Private Equity Fund		385,060	254,353	130,707	79,583	5,371
METAPOLIS Co., Ltd.		579,241	534,775	44,466	21,333	(36,861)
POSMATE Co., Ltd.		90,403	15,317	75,086	116,021	8,592
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		302,887	256,485	46,402	67,459	2,099
MIDAS Information Technology Co., Ltd.		73,939	24,178	49,761	50,501	9,411
Garolim Tidal Power Plant Co., Ltd.		37,626	293	37,333	—	(510)
[Foreign]
POSCO-NPS Niobium LLC		749,737	—	749,737	11,433	11,317
CSP(Compania Siderurgica do Pecem)		622,810	1,657	621,153	—	(1,302)
Nickel Mining Company SAS		496,518	94,900	401,618	142,456	(12,983)
KOBRASCO		314,458	56,691	257,767	130,725	73,978
KOREA LNG Ltd.		24,169	10,492	13,677	95,385	92,600
DMSA, AMSA		5,807,261	3,979,755	1,827,506	939	939
BX STEEL POSCO Cold RolledSheet Co., Ltd.		1,099,540	745,318	354,222	1,421,784	7,188
CAML Resources Pty. Ltd.		217,677	105,456	112,221	278,778	46,567
South-East Asia Gas Pipeline Company Ltd.		596,972	53,140	543,832	—	(99)
Poschrome Pty. Ltd.		61,740	4,129	57,611	96,785	1,028
USS-POSCO Industries		470,963	434,722	36,241	1,062,110	(61,478)

9. Investment Property, Net

(a)	Investment property as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Cost	(Won)	738,907	766,905
Less: Accumulated depreciation and accumulated impairment loss		(232,230)	(239,372)

Carrying value	(Won)	506,677	527,533

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Changes in the carrying value of investment property for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the nine-month period ended September 30, 2012

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	(Won)	219,477	223	1,444	(36,413)	—	15,809	200,540
Buildings		301,733	15	1,559	(4,009)	(13,069)	13,587	299,816
Structures		6,323	558	—	—	(204)	(356)	6,321

Total	(Won)	527,533	796	3,003	(40,422)	(13,273)	29,040	506,677

(*1)	Impairment losses of (Won)199 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	(Won)	211,464	41,243	94	(57,905)	(14,010)	38,591	219,477
Buildings		278,361	109,757	—	(56,953)	(22,783)	(6,649)	301,733
Structures		3,540	6,072	—	—	(640)	(2,649)	6,323

Total	(Won)	493,365	157,072	94	(114,858)	(37,433)	29,293	527,533

(*1)	Impairment losses of (Won)23,048 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

10. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Cost	(Won)	55,219,439	51,653,789
Less: Accumulated depreciation and accumulated impairment loss		(24,680,790)	(23,134,937)
Less: Government grants		(65,164)	(65,668)

Carrying value	(Won)	30,473,485	28,453,184

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	The changes in carrying value of property, plant and equipment for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the nine-month period ended September 30, 2012

(in millions of Won)	Beginning		Acquisitions (*1)	Business combination	Disposals	Depreciation	Others (*2)	Ending
Land	(Won)	2,549,178	76,413	2,377	(17,235)	—	9,587	2,620,320
Buildings		4,019,829	231,848	3,072	(8,809)	(220,108)	119,385	4,145,217
Structures		2,260,437	203,890	—	(22,307)	(129,571)	8,984	2,321,433
Machinery and equipment		16,179,384	1,423,127	5	(42,666)	(1,293,391)	326,349	16,592,808
Vehicles		66,743	11,141	17	(667)	(14,872)	649	63,011
Tools		80,877	14,189	492	(701)	(25,277)	3,130	72,710
Furniture and fixtures		169,689	51,446	727	(1,220)	(48,687)	7,176	179,131
Lease assets		38,542	340	—	(114)	(7,209)	(889)	30,670
Construction-in-progress		3,088,505	4,018,595	—	—	—	(2,658,915)	4,448,185

Total	(Won)	28,453,184	6,030,989	6,690	(93,719)	(1,739,115)	(2,184,544)	30,473,485

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions (*1)	Business combination	Disposals	Depreciation (*2)	Others (*3)	Ending
Land	(Won)	2,011,851	450,151	92,806	(55,751)	—	50,121	2,549,178
Buildings		3,551,163	701,166	38,382	(38,755)	(278,097)	45,970	4,019,829
Structures		2,070,189	289,524	8,961	(10,775)	(163,072)	65,610	2,260,437
Machinery and equipment		13,777,382	2,892,960	204,871	(45,950)	(1,605,342)	955,463	16,179,384
Vehicles		64,173	21,041	1,981	(1,795)	(17,894)	(763)	66,743
Tools		75,437	38,477	2,259	(1,477)	(37,743)	3,924	80,877
Furniture and fixtures		124,677	66,297	1,995	(1,657)	(28,249)	6,626	169,689
Lease assets		43,106	8,029	20	(145)	(14,081)	1,613	38,542
Construction-in-progress		3,719,762	4,593,524	10,536	—	—	(5,235,317)	3,088,505

Total	(Won)	25,437,740	9,061,169	361,811	(156,305)	(2,144,478)	(4,106,753)	28,453,184

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Impairment losses of property, plant and equipment amounted to (Won)25,852 million are included.
(*3)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(c)	Borrowing costs capitalized and the capitalized interest rate for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Weighted average expenditure	(Won)	2,460,624	1,433,877
Borrowing costs capitalized		96,152	78,777
Capitalization rate		3.91%	5.49%

(d)	Assets pledged as collateral

(in millions of Won)	Collateral right holder	September 30, 2012		December 31, 2011
Land (*1)	Korean Development Bank and others	(Won)	181,696	381,096
Buildings and structures (*1)	Korean Development Bank and others		147,858	139,169
Machinery and equipment	Korean Development Bank and others		263,116	218,816

		(Won)	592,670	739,081

(*1)	Investment property are included.

11. Goodwill and Other Intangible Assets

(a)	Goodwill and other intangible assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Acquisition cost	(Won)	5,918,212	5,457,923
Less: Accumulated depreciation and accumulated impairment loss		(348,402)	(210,923)
Less: Government grants		(2,851)	(2,072)

Book value	(Won)	5,566,959	5,244,928

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	The changes in carrying value of goodwill and other intangible assets for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the nine-month period ended September 30, 2012

			Increase			Decrease
(in millions of Won)	Beginning		Acquisitions	Development	Business combination	Disposals	Amortization	Impairment	Others (*3)	Ending
Goodwill (*1)	(Won)	1,656,817	—	—	84,249	—	—	—	(5,819)	1,735,247
Intellectual property rights		274,907	14,596	—	1	(1,263)	(18,113)	—	(95,467)	174,661
Membership (*2)		139,144	21,103	—	622	(8,310)	(158)	(9,817)	(2,285)	140,299
Development expense		45,583	13,906	3,533	—	—	(16,925)	—	1,451	47,548
Port facilities usage rights		94,746	—	—	—	—	(9,411)	—	(40)	85,295
Exploration and evaluation assets		473,192	1,304	—	—	—	—	—	508	475,004
Mining development assets		1,414,315	198,875	—	—	—	—	—	101,614	1,714,804
Customer relationships		807,068	—	—	—	—	(40,445)	—	(187)	766,436
Other intangible assets		339,156	116,109	—	26,864	(511)	(31,626)	(112)	(22,215)	427,665

	(Won)	5,244,928	365,893	3,533	111,736	(10,084)	(116,678)	(9,929)	(22,440)	5,566,959

(*1)	The amounts in business combination include goodwill amounting to (Won)84,249 million related to the acquisition of business unit from PONUTech Co., Ltd. during the nine-month period ended September 30, 2012.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustments and transfer of accounts.

2)	For the year ended December 31, 2011

			Increase			Decrease
(in millions of Won)	Beginning		Acquisitions	Development	Business combination	Disposals	Amortization	Impairment	Others (*3)	Ending
Goodwill (*1)	(Won)	1,447,743	—	—	224,032	—	—	(14,958)	—	1,656,817
Intellectual property rights		119,100	171,402	—	—	(7,544)	(16,258)	—	8,207	274,907
Membership (*2)		159,761	15,355	—	9	(3,457)	(8,391)	—	(24,133)	139,144
Development expense		49,275	13,978	252	688	(44)	(20,092)	—	1,526	45,583
Port facilities usage rights		108,161	—	—	—	—	(13,130)	—	(285)	94,746
Exploration and evaluation assets		594,464	10,151	—	—	(38,563)	—	—	(92,860)	473,192
Mining development assets		1,058,354	357,681	—	—	(96)	—	—	(1,624)	1,414,315
Client relationships		778,080	—	—	75,836	—	(46,848)	—	—	807,068
Other intangible assets		304,231	95,557	—	8,160	(5,684)	(28,569)	—	(34,539)	339,156

	(Won)	4,619,169	664,124	252	308,725	(55,388)	(133,288)	(14,958)	(143,708)	5,244,928

(*1)	Acquisition amounts include goodwill amounting to (Won)119,260 million related to the acquisition of POSCO-Thainox Public Company Limited. in 2011. An impairment loss of (Won)14,958 million is related to the negative capital of DAESAN (CAMBODIA) Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustments and transfer of accounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

12. Other Assets

Other assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Other current assets
Advance payments	(Won)	1,411,337	1,035,846
Prepaid expenses		239,572	180,369
Others		3,751	3,927

		1,654,660	1,220,142

Other non-current assets
Long-term advance payments		2,317	2,895
Long-term prepaid expenses		193,646	190,741
Others (*1,2)		236,048	436,651

		432,011	630,287

	(Won)	2,086,671	1,850,429

(*1)	Guarantee deposits of (Won)257,878 million related to Australia Roy Hill iron ore mine were transferred to investments in associates during the nine-month period ended September 30, 2012.
(*2)	Includes (Won)175,405 million and (Won)127,694 million as of September 30, 2012 and December 31, 2011, respectively, of proportionately consolidated long-term assets of joint ventures which are owned by POSCO’s subsidiaries.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

13. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Bank	Interest Rate (%)	September 30, 2012		December 31, 2011
Short-term borrowings
Bank overdrafts	BOA, others	0.4~5.0	(Won)	247,614	233,804
Short-term borrowings (*1)	SH Bank, others	0.3~12.0		8,606,457	9,339,182

				8,854,071	9,572,986

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Korean Development Bank, others	0.7~7.0		818,653	428,409
Current portion of foreign loan	NATIXIS	2.0		919	951
Current portion of debentures (*1)	Korean Development Bank, others	1.6~7.0		1,824,922	790,050
Less: Current portion of discount on debentures issued				(3,503)	(886)
Add: Premium on debentures redemption				2,794

				2,643,785	1,218,524

			(Won)	11,497,856	10,791,510

(*1)	As of September 30, 2012, property, plant and equipment, inventories and investment property amounting to (Won)592,401 million, (Won)72,709 million and (Won)269 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Bank	Rate (%)	September 30, 2012		December 31, 2011
Long-term borrowings (*1)	Korean Development Bank, others	0.6~13.0	(Won)	5,101,551	4,614,391
Less: Present value discount				(46,372)	(302,118)
Foreign loan (*2)	NATIXIS	2.0		23,565	3,071
Debentures (*1, 3, 4)	Korean Development Bank, others	1.5~9.0		9,550,520	11,776,893
Less: Discount on debentures issued				(72,354)	(94,356)
Add: Premium on debentures redemption				18,061	21,493
Add: Premium on debentures issued				—	833

			(Won)	14,574,971	16,020,207

(*1)	As of September 30, 2012, property, plant and equipment, inventories and investment property amounting to (Won)592,401 million, (Won)72,709 million and (Won)269 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	Korea Development Bank has provided guarantees related to this foreign loan.
(*3)	In 2009, Daewoo International Corporation, one of POSCO’s subsidiaries, issued convertible bonds with a face value of USD 300 million and a 5 year maturity. All of these convertible bonds have been converted to equity stocks of the subsidiary during the nine-month period ended September 30, 2012.
(*4)	POSCO issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus(Cayman) Ltd. August 2011. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. POSCO provides guarantees for Zeus(Cayman) Ltd.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

14. Other Financial Liabilities

Other financial liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Short-term financial liabilities
Accounts payable	(Won)	911,045	1,048,895
Accrued expenses		543,493	457,070
Dividends payable		7,074	5,822
Derivatives liabilities		99,388	146,903
Finance lease liabilities		13,855	15,295
Financial guarantee liabilities		9,742	7,510
Withholding		169,823	129,695

		1,754,420	1,811,190

Long-term financial liabilities
Accounts payable		120,430	149,308
Accrued expenses		21,475	20,068
Derivatives liabilities		38,195	48,934
Finance lease liabilities		21,683	29,504
Financial guarantee liabilities		18,495	24,732
Long-term withholding		68,184	78,014

		288,462	350,560

	(Won)	2,042,882	2,161,750

15. Provisions

(a)	Provisions as of September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012			December 31, 2011
(in millions of Won)	Current		Non- current	Current	Non- current
Provision for bonus payments	(Won)	30,476	—	47,682	—
Provision for construction warranties		31,118	20,911	19,656	30,967
Provision for legal contingencies and claims (*1)		—	32,359	—	38,847
Others		6,716	37,751	2,094	39,529

	(Won)	68,310	91,021	69,432	109,343

(*1)	As of September 30, 2012 and December 31, 2011, the amount includes provision of (Won)32,359 million and (Won)38,847 million, respectively, for a potential claim in connection to the spin-off of the trading division of Daewoo International Corporation in 2000.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2012 are as follows:

(in millions of Won)	Beginning		Increase	Payments	Others (*1)	Ending
Provision for bonus payments	(Won)	47,682	329,087	(346,295)	2	30,476
Provision for construction warranties		50,623	20,693	(15,904)	(3,383)	52,029
Provision for legal contingencies and claims		38,847	6,816	(16,163)	2,859	32,359
Others		41,623	4,671	(3,446)	1,619	44,467

	(Won)	178,775	361,267	(381,808)	1,097	159,331

(*1)	Includes changes in scope of subsidiaries and adjustments of foreign currency translation difference.

(c)	Changes in provisions for the year ended December 31, 2011 are as follows:

(in millions of Won)	Beginning		Increase	Payments	Others (*1)	Ending
Provision for bonus payments	(Won)	37,978	30,592	(20,888)	—	47,682
Provision for construction warranties		49,068	30,724	(12,958)	(16,211)	50,623
Provision for legal contingencies and claims		126,626	—	—	(87,779)	38,847
Others		2,286	371	(272)	39,238	41,623

	(Won)	215,958	61,687	(34,118)	(64,752)	178,775

(*1)	Includes adjustments of foreign currency translation difference and amount transferred to non-current liability held for sale (Daewoo Cement (Shandong) Co., Ltd.).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

16. Employee Benefits

(a)	Defined Contribution Plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future are based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the nine-month period ended September 30, 2012 is (Won)10,485 million.

(b)	Defined Benefit Plan

The Company also operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Present value of funded obligations	(Won)	1,320,318	1,158,329
Fair value of plan assets		(911,017)	(832,771)
Present value of non-funded obligations		25,421	14,909

Net defined benefit obligations	(Won)	434,722	340,467

(d)	The changes in present value of defined benefit obligations for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Defined benefit obligation at the beginning of period	(Won)	1,173,238	1,467,853
Current service cost		161,767	207,871
Interest costs		37,459	67,372
Actuarial losses		69,235	43,166
Business combinations		740	221
Benefits paid		(108,516)	(593,369)
Others		11,816	(19,876)

Defined benefit obligation at the end of period	(Won)	1,345,739	1,173,238

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(e)	The changes in fair value of plan assets for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Fair value of plan assets at the beginning of period	(Won)	832,771	964,727
Expected return on plan assets		28,013	38,244
Actuarial gains		1,720	3,073
Contributions of participants		108,204	190,909
Business combinations		740	354
Others		(976)	14,059
Benefits paid		(59,455)	(378,595)

Fair value of plan assets at the end of period	(Won)	911,017	832,771

(f)	The amounts recognized in profit or loss for the nine-month period ended September 30, 2012 and September 30, 2011 are as follows:

(in millions of Won)	September 30, 2012		September 30, 2011
Current service costs	(Won)	161,767	159,124
Interest costs		37,459	50,285
Expected return on plan assets		(28,013)	(26,886)

	(Won)	171,213	182,523

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

17. Other Liabilities

Other liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Other current liabilities
Due to customers for contract work	(Won)	551,097	449,470
Advances received		1,705,293	973,427
Unearned revenue		42,846	36,935
Withholdings		158,146	114,941
Deferred revenue		151	362
Others (*1)		265,304	224,496

	(Won)	2,722,837	1,799,631

Other long-term liabilities
Advances received	(Won)	6	1,547
Unearned revenue		915	1,200
Others (*2)		62,797	81,756

		63,718	84,503

	(Won)	2,786,555	1,884,134

(*1)	Includes (Won)256,676 million and (Won)204,653 million as of September 30, 2012 and December 31, 2011, respectively, of proportionately consolidated current liabilities of joint ventures which are owned by POSCO’s subsidiaries.
(*2)	Includes (Won)18,238 million and (Won)14,857 million as of September 30, 2012 and December 31, 2011, respectively, of proportionately consolidated of non-current liabilities of joint ventures which are owned by POSCO’s subsidiaries.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

18. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	—	50,861
Derivatives assets held for trading		96,394	108,751

		96,394	159,612

Available-for-sale financial assets		3,943,643	4,608,597
Held-to-maturity investments		35,051	35,574
Cash and cash equivalents, and loans and receivables		21,411,267	20,210,417

	(Won)	25,486,355	25,014,200

2)	Financial liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	(Won)	137,583	195,837
Designated as financial liabilities at fair value through profit or loss		—	333,004

		137,583	528,841

Financial liabilities evaluated as amortized cost
Trade accounts and notes payable		3,974,859	4,397,662
Borrowings		26,072,827	26,478,713
Financial guarantee liabilities		28,237	32,242
Others		1,877,062	1,933,671

		31,952,985	32,842,288

	(Won)	32,090,568	33,371,129

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

3)	Financial income and costs by category of financial instrument for the nine-month period ended September 30, 2012 and 2011 are as follows:

	September 30, 2012

	Financial income and costs								Other comprehensive loss
(in millions of Won)	Interest income (cost)		Dividend income	Gain (loss) on foreign currency transactions	Gain (loss) on foreign currency translations	Gain (loss) on disposal	Others	Total
Financial assets at fair value through profit or loss (*1)	(Won)	—	—	—	—	239,680	99,722	339,402	—
Available-for-sale financial assets (*2)		266	122,576	—	—	77,709	(204,135)	(3,584)	(74,127)

Held-to-maturity investments		1,246	—	—	—	(217)	58	1,087	—

Loans and receivables		215,921	—	(89,741)	(92,053)	(27,132)	(204)	6,791	—
Financial liabilities at fair value through profit or loss (*1)		—	—	—	—	(210,530)	(64,122)	(274,652)	—
Financial liabilities at amortized cost		(660,487)	—	68,614	346,342	—	(41,507)	(287,038)	—

	(Won)	(443,054)	122,576	(21,127)	254,289	79,510	(210,188)	(217,994)	(74,127)

(*1)	Includes gain (loss) on valuation of derivatives.
(*2)	Includes impairment loss on available-for-sale investments.

‚	September 30, 2011

	Financial income and costs								Other comprehensive loss
(in millions of Won)	Interest income (cost)		Dividend income	Gain (loss) on foreign currency transactions	Gain (loss) on foreign currency translations	Gain (loss) on disposal	Others	Total
Financial assets at fair value through profit or loss (*1)	(Won)	54	—	—	—	312,290	299,529	611,873	—
Available-for-sale financial assets (*2)		734	147,575	—	—	65,506	(4,428)	209,387	(947,750)

Held-to-maturity investments		1,229	—	—	—	—	—	1,229	—

Loans and receivables		157,309	—	(49,373)	218,221	(13,955)	(89)	312,113	—
Financial liabilities at fair value through profit or loss (*1)		—	—	—	—	(317,939)	(262,621)	(580,560)	—
Financial liabilities at amortized cost		(590,040)	—	109,847	(954,181)	—	(22,121)	(1,456,495)	—

	(Won)	(430,714)	147,575	60,474	(735,960)	45,902	10,270	(902,453)	(947,750)

(*1)	Includes gain (loss) on valuation of derivatives.
(*2)	Includes impairment loss on available-for-sale investments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

4)	Financial income and costs by category of financial instrument for the three-month periods ended September 30, 2012 and 2011 are as follows:

	September 30, 2012

	Financial income and costs								Other comprehensive loss
(in millions of Won)	Interest income (cost)		Dividend income	Gain (loss) on foreign currency transactions	Gain (loss) on foreign currency translations	Gain (loss) on disposal	Others	Total
Financial assets at fair value through profit or loss (*1)	(Won)	—	—	—	—	72,852	100,616	173,468	—
Available-for-sale financial assets (*2)		176	4,559	—	—	8,835	(69,879)	(56,309)	23,455

Held-to-maturity investments		416	—	—	—	(217)	(691)	(492)	—

Loans and receivables		71,368	—	(67,979)	(87,393)	(6,424)	(67)	(90,495)	—
Financial liabilities at fair value through profit or loss (*1)		—	—	—	—	(77,310)	(81,469)	(158,779)	—
Financial liabilities at amortized cost		(239,117)	—	68,758	342,637	—	(3,831)	168,447	—

	(Won)	(167,157)	4,559	779	255,244	(2,264)	(55,321)	35,840	23,455

(*1)	Includes gain (loss) on valuation of derivatives.
(*2)	Includes impairment loss on available-for-sale investments.

‚	September 30, 2011

	Financial income and costs								Other comprehensive loss
(in millions of Won)	Interest income (cost)		Dividend income	Gain (loss) on foreign currency transactions	Gain (loss) on foreign currency translations	Gain (loss) on disposal	Others	Total
Financial assets at fair value through profit or loss (*1)	(Won)	(74)	—	—	—	111,634	234,158	345,718	—
Available-for-sale financial assets (*2)		321	65,987	—	—	64,689	(4,371)	126,626	(420,915)

Held-to-maturity investments		363	—	—	—	—	—	363	—

Loans and receivables		62,661	—	70,012	289,619	(14,256)	(26)	408,010	—
Financial liabilities at fair value through profit or loss (*1)		—	—	—	—	(87,410)	(177,630)	(265,040)	—
Financial liabilities at amortized cost		(201,187)	—	(72,204)	(1,371,497)	—	(18,409)	(1,663,297)	—

	(Won)	(137,916)	65,987	(2,192)	(1,081,878)	74,657	33,722	(1,047,620)	(420,915)

(*1)	Includes gain (loss) on valuation of derivatives.
(*2)	Includes impairment loss on available-for-sale investments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Impairment losses on financial assets

1)	Allowance for doubtful accounts as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Trade accounts and notes receivable	(Won)	299,414	303,186
Other accounts receivable		24,556	36,453
Long-term loans		58,765	61,222
Other assets		1,008	5,860

	(Won)	383,743	406,721

2)	Impairment losses on financial assets for the nine-month period ended September 30, 2012 and 2011 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2012		2011	2012		2011
(in millions of Won)
Bad debt expenses on trade receivables	(Won)	8,107	(6,498)	(Won)	18,490	59,337

Impairment of available-for-sale financial assets(*1)		69,879	4,372		204,135	4,428
Other bad debt expenses (*2)		2,745	80,779		32,366	110,554

Less: Reversal of allowance for doubtful accounts		(6,945)	(26,862)		(55,083)	(41,661)
Less: Impairment of held to maturity financial assets		(20)	—		(58)	—

	(Won)	73,766	51,791	(Won)	199,850	132,658

(*1)	The Company recognized additional impairment loss for the securities of SK Telecom Co., Ltd. and others amounting to (Won)35,491 million due to a further decline in the fair value of shares for which the Company recorded impairment loss as of December 31, 2011. Meanwhile, the Company recorded impairment loss for securities of Jupiter Mines Ltd., Cockatoo Coal Limited(COK) and others amounting to (Won)168,644 million during the nine-month period ended September 30, 2012 because there was a significant decline in the fair value of shares of them for a prolonged period, which was considered as objective evidence of impairment.
(*2)	Other bad debt expenses are mainly related to other receivables and long-term loans.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

3)	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 were as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Beginning	(Won)	406,721	357,063
Bad debt expenses		18,490	103,848
Other bad debt expenses		32,366	28,081
Reversal of bad debt expenses		(55,083)	(86,452)
Other increase (decrease)		(18,751)	4,181

Ending	(Won)	383,743	406,721

(c)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012			December 31, 2011
(in millions of Won)	Book Value		Fair Value	Book Value	Fair Value
Assets measured fair value
Financial assets held for trading (*1)	(Won)	—	—	50,861	50,861
Available-for-sale financial assets (*1)		3,409,320	3,409,320	4,359,202	4,359,202
Derivatives assets held for trading (*3)		96,394	96,394	108,751	108,751

	(Won)	3,505,714	3,505,714	4,518,814	4,518,814

Assets measured amortized cost (*2)
Cash and cash equivalents	(Won)	5,123,621	5,123,621	4,598,682	4,598,682
Trade accounts and notes receivable		12,224,934	12,224,934	11,633,576	11,633,576
Loans and other receivables		4,062,712	4,062,712	3,978,159	3,978,159
Held-to-maturity investments		35,051	35,051	35,574	35,574

	(Won)	21,446,318	21,446,318	20,245,991	20,245,991

Liabilities measured fair value
Derivatives liabilities held for trading (*3)	(Won)	137,583	137,583	195,837	195,837
Convertible bonds		—	—	333,004	333,004

	(Won)	137,583	137,583	528,841	528,841

Liabilities measured amortized cost (*2)
Trade accounts and notes payable	(Won)	3,974,859	3,974,859	4,397,662	4,397,662
Borrowings		26,072,827	26,694,633	26,478,713	26,793,230
Financial guarantee liabilities		28,237	28,237	32,242	32,242
Others		1,877,062	1,877,062	1,933,671	1,933,671

	(Won)	31,952,985	32,574,791	32,842,288	33,156,805

(*1)	The fair value of financial assets held for trading and available-for-sale financial assets traded within the market is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(*2)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.
(*3)	The fair value of unquoted forward contracts is the present value of the difference between contractual forward price and future forward price discounted at the risk free interest rate based on the rate of government bonds during the remaining period of the contract, from present to contractual maturity. The fair value of interest rate swap is the present value of estimated future cash flow under each contractual condition and maturity discounted at the each periodic Libor rate or forward exchange rate. The fair value of other derivatives is measured using valuation models such as binomial model and Black-scholes model in which the market yields on government bonds are used as a discount rate.

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments, by valuation method as of September 30, 2012 and December 31, 2011 are as follows:

a.	September 30, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	(Won)	2,630,845	—	778,475	3,409,320
Derivatives assets held for trading		—	96,394	—	96,394

	(Won)	2,630,845	96,394	778,475	3,505,714

Financial liabilities
Derivatives liabilities held for trading	(Won)	—	137,583	—	137,583

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

b.	December 31, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Financial assets held for trading	(Won)	—	50,861	—	50,861
Available-for-sale financial assets		3,419,961	—	939,241	4,359,202
Derivatives assets held for trading		—	108,751	—	108,751

	(Won)	3,419,961	159,612	939,241	4,518,814

Financial liabilities
Derivatives liabilities held for trading	(Won)	—	195,837	—	195,837
Convertible bonds		333,004	—	—	333,004

	(Won)	333,004	195,837	—	528,841

(d)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2011.

19. Share Capital and Contributed Surplus

(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of (Won)5,000 per share. As of September 30, 2012, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

POSCO is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of September 30, 2012, total shares of ADRs of 53,748,832 are equivalent to 13,437,208 of common shares.

As of September 30, 2012, the ending balance of capital stock amounts to (Won)482,403 million; however, it is different from par value of issued common stock, which amounted to (Won)435,934 million, due to retirement of treasury stock.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Capital surplus

Capital surplus as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Share premium	(Won)	463,825	463,825
Gains on sale of treasury stock		763,867	763,867
Capital surplus		(114,805)	(77,240)

	(Won)	1,112,887	1,150,452

20. Reserves

(a)	Reserves as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Accumulated comprehensive loss of investments in associates	(Won)	(73,256)	(16,186)
Unrealized fair value of available-for-sale investments		72,964	154,617
Currency translation differences		245,262	283,516
Others		(5,309)	(16,521)

	(Won)	239,661	405,426

(b)	Changes in fair value of available-for-sale investments for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Beginning balance	(Won)	154,617	1,381,667
Changes in unrealized fair value of available-for-sale investments		(176,146)	(1,095,009)
Reclassification to profit or loss upon disposal		(46,617)	(252,102)
Reclassification to profit or loss of impairment of available-for-sale investments		141,026	120,978
Others		84	(917)

Ending balance	(Won)	72,964	154,617

21. Treasury Shares

As of September 30, 2012, POSCO holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

22. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Wages and salaries	(Won)	180,862	149,262	522,973	447,986
Expenses related to defined benefit plan		15,688	15,942	46,220	47,122
Other employee benefits		40,466	40,012	129,028	116,296
Travel		13,063	14,010	38,743	42,411
Depreciation		78,250	42,498	162,416	123,009
Communication		3,889	3,755	11,824	9,854
Electric power		2,882	1,949	8,342	4,860
Taxes and public dues		15,181	13,334	42,474	36,639
Rental		25,656	17,072	68,074	49,349
Repairs		685	4,221	7,712	10,129
Insurance premium		1,679	3,934	5,201	11,636
Entertainment		4,612	4,295	13,367	13,151
Advertising		11,292	16,889	40,464	53,700
Research & development		44,772	52,521	136,613	145,722
Service fees		58,189	73,301	184,893	199,117
Supplies		112	3,558	6,677	10,589
Vehicles maintenance		5,705	5,276	16,839	15,508
Industry association Fee		1,560	1,730	9,300	8,445
Training		1,433	6,137	11,842	17,324
Conference		4,135	4,989	13,627	15,568
Warranty expense		4,260	3,399	12,038	10,948
Bad debt allowance		8,107	(6,498)	18,490	59,337
Others		(1,491)	4,328	25,265	13,837

	(Won)	520,987	475,914	1,532,422	1,462,537

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month and the nine-month periods ended September 30, 2012 and September 30, 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Freight	(Won)	358,810	360,741	1,101,796	1,023,909
Operating expenses for distribution center		2,303	2,162	6,974	5,936
Sales commissions		20,599	20,085	55,116	59,130
Sales advertising		1,978	87	3,113	329
Sales promotion		4,054	4,289	11,152	11,459
Samples		1,695	1,791	5,673	4,989
Sales insurance premium		7,907	4,856	24,238	14,927
Contract cost		5,984	21,528	41,747	49,348
Others		2,136	424	6,105	2,575

	(Won)	405,466	415,963	1,255,914	1,172,602

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

23. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and the nine-month periods ended September 30, 2012 and September 30, 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Other operating income
Gain on disposals of property, plant and equipment	(Won)	21,181	2,012	29,184	10,365
Rental revenues		431	431	1,355	2,147
Gain on disposals of intangible assets		348	—	764	850
Gain on disposals of investment of equity-accounted investees		—	7	7,359	2,088
Gain on disposals of assets held for sale		45,874	—	193,333	—
Reversal of allowance for doubtful amounts		6,945	26,862	55,083	41,661
Grant income		248	76	1,313	740
Miscellaneous income		27,649	31,059	91,055	115,077
Others		17,093	160	19,801	3,383

	(Won)	119,769	60,607	399,247	176,311

Other operating expenses
Loss on disposals of property, plant, and equipment	(Won)	14,360	8,396	45,545	38,474
Loss on disposals of assets held for sale		—	—	9,391	—
Cost of idle assets		6,849	6,804	21,199	10,206
Impairment loss of other non-current assets		—	(16)	31,735	—
Impairment loss of assets held for sale		—	—	258,381	—
Other bad debt expenses		2,745	80,779	32,366	110,554
Donations		8,257	18,408	49,020	32,670
Miscellaneous loss		11,199	21,671	35,938	50,423
Others		12,027	23,660	21,387	30,473

	(Won)	55,437	159,702	504,962	272,800

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

24. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other operating expenses in the statements of comprehensive income for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Changes in inventories	(Won)	1,734,538	3,048,644	11,190,879	10,132,430
Cost of merchandises sold		6,521,350	6,551,328	19,642,876	19,441,953
Employee benefits expenses		752,382	626,657	2,206,159	1,963,091
Outsourced processing cost		2,154,722	1,771,166	5,470,142	5,319,044
Depreciation expenses (*1)		608,924	531,340	1,752,388	1,547,421
Amortization expenses		47,334	45,081	116,678	95,681
Freight and custody expenses		358,810	360,741	1,101,796	1,023,909
Commission paid		20,599	20,085	55,116	59,130
Loss on disposal of property, plant, and equipment		14,360	8,396	45,545	38,474
Donations		8,257	18,408	49,020	32,670
Other expenses		2,575,888	2,744,482	4,390,282	6,383,224

	(Won)	14,797,164	15,726,328	46,020,881	46,037,027

(*1)	Includes depreciation expense of investment properties.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

25. Finance Income and Costs

Details of finance income and costs for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Finance income
Interest income	(Won)	71,959	63,271	217,432	159,326
Dividend income		4,559	65,987	122,576	147,575
Gain on foreign currency transactions		192,111	425,084	595,876	922,218
Gain on foreign currency translations		243,304	(54,615)	401,914	446,340
Gain on transactions of derivatives		72,848	114,068	239,490	316,194
Gain on valuations of derivatives		102,478	279,682	125,944	345,891
Gain on disposals of available-for-sale investments		13,885	64,883	108,191	65,727
Others		2,030	541	4,047	3,509

		703,174	958,901	1,815,470	2,406,780

Finance costs
Interest expense		239,116	201,187	660,486	590,040
Loss on foreign currency transactions		191,332	427,276	617,003	861,744
Loss on foreign currency translations		(11,940)	1,027,263	147,625	1,182,300
Loss on transactions of derivatives		77,353	90,687	210,951	323,804
Loss on valuation of derivatives		84,323	242,198	88,954	308,640
Impairment loss on available-for-sale investments		69,879	4,372	204,135	4,428
Loss on disposals of available-for-sale investments		5,053	196	30,482	220
Financial guarantee expenses		1,469	401	38,837	444
Others		10,749	12,941	34,991	37,613

	(Won)	667,334	2,006,521	2,033,464	3,309,233

26. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax income/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The Company’s consolidated effective tax rate for the nine-month period ended September 30, 2012 was 32.46% (for the nine-month period ended September 30, 2011: 23.39%). Consolidated effective tax rate for the nine-month period ended September 30, 2012 is higher than the statutory tax rate primarily due to the tax impact from investments in subsidiaries and associates.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

27. Earnings per Share

(a)	Basic and diluted earnings per share for the three-month and the nine-month periods ended September 30, 2012 and September 30, 2011 are as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30
(in millions of Won, except per share information)	2012	2011	2012	2011
Net income	730,848	226,975	1,869,670	2,640,554
Weighted-average number of common shares outstanding (*1)	77,244,444	77,244,444	77,244,444	77,254,303
Basic and dilluted earnings per share	9,461	2,938	24,205	34,180

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30
(in millions of Won, except per share information)	2012	2011	2012	2011
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,942,391)	(9,942,391)	(9,942,391)	(9,932,532)

Weighted-average number of common shares outstanding	77,244,444	77,244,444	77,244,444	77,254,303

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2012 and 2011, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

28. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2012 and September 30, 2011 are as follows:

	Sales and others (*1)					Purchase and others (*2)
	For the three-month period			For the nine-month period		For the three-month period		For the nine-month period
	ended September 30			ended September 30		ended September 30		ended September 30
(in millions of Won)	2012		2011	2012	2011	2012	2011	2012	2011
Subsidiaries (*3)
POSCO E&C Co., Ltd.	(Won)	9,358	10,693	16,647	21,074	319,955	435,645	887,037	1,176,181
POSCO P&S Co., Ltd.		258,321	270,800	704,889	964,861	408,987	380,725	1,113,392	1,080,835
POSCO Coated & Color Steel Co., Ltd.		117,727	144,774	377,803	460,051	1,136	475	3,367	1,318
POSCO Plant Engineering co.,Ltd		1,535	2,679	2,347	7,663	84,713	80,834	211,055	189,671
POSCO ICT Co., Ltd.		611	362	1,166	1,107	113,555	124,877	303,809	372,869
POSCO Chemtech Co., Ltd.		128,337	106,544	381,746	314,745	200,011	187,366	592,258	552,443
POSCO TMC CO., LTD.		63,944	43,747	163,364	126,183	285	216	736	449
POSCO AST Co., Ltd.		57,091	88,390	201,084	233,020	13,217	14,178	44,012	44,073
Daewoo International Corp.		1,045,953	1,045,858	3,207,473	2,664,011	5,051	1,066	11,192	2,600
POSCO NST Co., Ltd.		49,290	52,010	168,791	128,623	1,142	1,028	3,070	3,289
POSCO America Corporation		202,120	71,159	563,531	207,608	—	—	50	—
POSCO Canada Ltd.		—	—	—	—	74,812	110,849	155,053	217,148
POSCO Asia Co., Ltd.		476,901	575,127	1,475,449	1,488,258	22,298	29,826	73,639	147,623
POSCO-Japan Co., Ltd.		377,461	432,830	1,087,762	1,087,588	7,693	3,878	20,640	24,579
POSCO-IPPC Pvt.Ltd.		49,639	40,394	136,173	104,522	—	—	15	—
POSCO-Mexico Co., Ltd.		101,268	103,578	261,340	253,572	—	176	—	176
Daewoo International Singapore Pte, Ltd.		—	—	—	—	22,583	20,957	45,868	122,128
Others		322,609	271,416	902,656	630,382	255,035	168,393	727,251	622,077

		3,262,165	3,260,361	9,652,221	8,693,268	1,530,473	1,560,489	4,192,444	4,557,459

Associates (*3)
Posmate Co., Ltd.		266	284	766	864	12,335	13,287	37,330	38,938
SNNC Co., Ltd.		609	530	1,559	1,190	119,090	126,472	257,991	311,523
SUNG JIN GEOTEC Co., Ltd.		9,540	11,366	20,946	35,208	—	—	—	—
DONG BANG METAL IND.CO.,LTD.		18,825	25,995	73,752	61,394	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		5,926	10,885	22,501	17,687	—	—	—	—
USS-POSCO Industries (UPI)		—	46,941	85	298,220	—	—	101	29
Poschrome Pty. Ltd.		—	—	—	—	17,487	17,760	53,069	54,565
POSCO-SAMSUNG-Slovakia Processing Center		2,058	5,531	13,318	18,263	—	—	—	—
Others		5,931	12,982	17,937	27,984	575	367	4,885	3,937

		43,155	114,514	150,864	460,810	149,487	157,886	353,376	408,992

	(Won)	3,305,320	3,374,875	9,803,085	9,154,078	1,679,960	1,718,375	4,545,820	4,966,451

(*1)	Sales and others include sales and other operating income. Sales are mainly sales of steel products and these are priced on an arms length basis.
(*2)	Purchase and others include purchase and overhead cost. Purchases and others are mainly related to purchase of construction services and purchase of raw materials to manufacture steel products. These are priced on an arms length basis.
(*3)	As of September 30, 2012, the Company provides guarantees for certain related parties (note 29).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	The related account balances as of September 30, 2012 and December 31, 2011 are as follows:

	Receivables (*1)			Payables (*1)
(in millions of Won)	September 30, 2012		December 31, 2011	September 30, 2012	December 31, 2011
Subsidiaries
POSCO E&C Co., Ltd.	(Won)	4,506	647	147,601	241,918
POSCO P&S Co., Ltd.		78,968	88,838	7,018	1,512
POSCO Plant Engineering Co., Ltd.		1,467	65	37,434	42,534
POSCO ICT Co., Ltd.		143	30	44,577	62,583
POSCO Coated & Color Steel Co., Ltd.		122,271	116,252	918	335
POSCO Chemtech Co., Ltd.		86,633	37,808	91,522	82,048
POSCO TMC Co., Ltd.		33,152	21,601	127	134
POSCO AST Co., Ltd.		38,718	33,266	6,485	7,090
POS-HiMETAL Co., Ltd.		2,193	1,490	19,090	9,512
Daewoo International Corp.		391,210	284,125	384	1,589
POSCO NST Co., Ltd.		55,166	64,012	534	676
POSCO America Corporation		43,703	32,346	—	—
POSCO Asia Co., Ltd.		101,483	227,476	4,328	1,407
POSCO-TBPC Co., Ltd.		20,890	27,381	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		12,341	6,713	—	—
POSCO-Vietnam Co., Ltd.		173	422	—	—
POSCO-Japan Co., Ltd.		51,755	52,362	65	1,546
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		16,318	3,484	—	—
POSCO-Mexico Co., Ltd.		148,103	171,908	—	—
Others		136,002	79,765	64,521	73,689

		1,345,195	1,249,991	424,604	526,573

Associates
POSMATE Co., Ltd.		2,103	—	4,021	7,198
SNNC Co., Ltd.		213	223	30,607	23,187
DONG BANG METAL IND.CO.,LTD.		14,295	17,038	—	—
SUNGJIN GEOTEC Co., Ltd.		8,068	4,122	—	—
KOBRASCO		12,322	—	—	—
Others		450	—	2,260	809

		37,451	21,383	36,888	31,194

	(Won)	1,382,646	1,271,374	461,492	557,767

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(c)	Compensation to key management, which consists of normal wages and salaries, bonus and employee benefits for the nine-month period ended September 30, 2012 and September 30, 2011, details of compensation to key management officers are as follows:

(in millions of Won)	September 30, 2012		September 30, 2011
Short-term benefits	(Won)	83,465	71,443
Retirement benefits		19,804	16,295
Long-term benefits		17,757	12,412

	(Won)	121,026	100,150

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to compensation described above, the Company provided stock appreciation rights to its executive officers and recorded reversal of stock compensation expenses amounted to \436 million and \4,603 million, respectively, for the nine-month period ended September 30, 2012 and 2011.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

29. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2012, are as follows:

(in millions of Won)

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	Guangdong Pohang Coated Steel Co., Ltd.	SMBC and others	USD	122,600,000	137,140
	POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	62,122
		HSBC	MYR	240,000,000	87,370
		HSBC and others	USD	300,000,000	335,580
	POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	566,000,000	633,128
	POSCO VST Co., Ltd.	ANZ(Taipei) and others	USD	80,000,000	89,488
	POSCO-Mexico Co., Ltd.	HSBC and others	USD	244,725,000	273,749
	POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	200,000,000	223,720
	Zeus (Cayman) Ltd.	Creditor	JPY	38,798,173,522	559,128
	Zhangjiagang Pohang Stainless Steel Co., Ltd	MIZUHO and others	USD	160,000,000	178,976
	POSCO ASSAN TST STEEL Industry	SMBC and others	USD	188,392,500	210,736
	POSCO Electrical Steel India Private Limited	ING and others	USD	84,000,000	93,962
	PT. KRAKATAU STEEL POSCO	Export-Import Bank of Korea and others	USD	1,210,300,000	1,353,842
Daewoo International Corporation	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	19,000,000	21,253
	Daewoo International America Corp.	Shinhan Bank	USD	500,000	559
	Daewoo International Australia Holdings Pty. Ltd.	Korea Exchange Bank	USD	11,298,000	12,638
	Daewoo International Japan Corp.	SMBC	JPY	1,500,000,000	21,617
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,983
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea	USD	27,100,000	30,314
	Daewoo International MEXICO S.A. de C.V.	SMBC	USD	25,000,000	27,965
	POSCO ASSAN TST STEEL Industry	ING and others	USD	20,932,500	23,415
	Brazil Sao Paulo Steel Processing Center Co., Ltd	SMBC	USD	16,335,000	18,272
	Daewoo International Singapore Pte. Ltd.	SMBC	USD	6,508,000	7,280
	Daewoo International Deutschland GmbH	Shinhan Bank	EUR	900,242	1,300
POSCO E&C Co., Ltd.	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank	USD	30,000,000	33,558
	International Business Center Corporation	Export-Import Bank of Korea	USD	20,000,000	22,372
	POSCO E&C Vietnam Co., Ltd.	Korea Exchange Bank	USD	5,000,000	5,593
		Export-Import Bank of Korea	USD	16,500,000	18,457
	SANTOS CMI S.A.	CITI Ecuador	USD	3,000,000	3,356
		KEB Panama	USD	25,000,000	27,965

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO P&S Co., Ltd.	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	13,965
POSCO ICT Co., Ltd.	PT. POSCO ICT Indonesia	POSCO Investment	USD	1,500,000	1,678
	VECTUS Ltd.	POSCO Investment	USD	2,000,000	2,237
POSCO Energy Co., Ltd.	TECHREN Solar, LLC	Woori Bank	USD	12,271,600	13,727
POSCO Engineering Co., Ltd.	PT DEC INDONESIA	Korea Exchange Bank	USD	10,449,674	11,689
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	3,231,723,839	46,573
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,563,000,000	22,525
	POSCO-JOPC Co., Ltd.	Kiyo bank and others	JPY	1,643,750,000	23,688
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	UZS	6,519,920,000	3,785
POSCO E&C CHINA Co., Ltd.	HONG KONG POSCO E&C	KB Bank	KRW	102,000	102,000
	(CHINA) Investment Co., Ltd.	Woori Bank	USD	33,000,000	36,914
International Business Center Corporation	POSCO Construction Co., Ltd	Export-Import Bank of Korea	USD	20,000,000	22,372
[Associates]
POSCO	BX STEEL POSCO Cold	BOC and others	CNY	284,200,000	50,443
	Rolled Sheet Co., Ltd.		USD	21,980,000	24,587
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	27,406
	POSUK Titanium	Shinhan Bank	USD	18,000,000	20,135
Daewoo International Corporation	DMSA, AMSA	Export-Import Bank of Korea and others	USD	123,866,667	138,557
		Export-Import Bank of Korea and others	USD	16,133,333	18,047
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea	USD	5,950,000	6,656
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	Korea Development Bank	KRW	7,500	7,500
	PSIB Co., Ltd.	Hana Bank and others	KRW	356,600	356,600
	Gale International (Korea), LLC	Woori Bank	USD	50,000,000	55,930
POSCO P&S Co., Ltd.	Sebang Steel	Fukuoka Bank	JPY	245,000,000	3,531
POSCO ICT Co., Ltd	Uitrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,530	2,530
POSCO Engineering Co., Ltd.	PT Wampu Electric Power	Export-Import Bank of Korea and SMBC	USD	58,757,000	65,726
		PT BANK WOORI INDONESIA	USD	344,848	386
	DAEWOO ENGINEERING THAILAND	Thai Tank Terminal Limited Citibank Korea	THB	250,000,000	9,058
			USD	19,300,000	21,589
Daewoo (China) Co., Ltd.	Shanghai Lansheng Daewoo Corporation	Bank of Communications	CNY	100,000,000	17,749

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea	USD	48,500,790	54,253
	Sherritt International Corporation	Export-Import Bank of Korea	USD	6,149,493	6,879
POSCO E&C Co., Ltd.	ALD PFV and others	Korea Exchange Bank and others	KRW	885,623	885,623
POSCO P&S Co., Ltd.	GIPI	Bank Muscat, Bank Sohar	USD	12,000,000	13,423
POSCO Plant Engineering Co., Ltd.	Gyeongpo wind power generation and others	KB Bank and others	KRW	259,415	259,415
	GS CALTEX HOU and others	Korea Exchange Bank and others	USD	14,019,797	15,683
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,604,990	1,604,990
	SMS energy Co. Ltd.	Hana Bank and others	KRW	300,126	300,126
POSCO M-TECH Co., Ltd.	Hyundai Hysco Co., Ltd.	Seoul Guarantee Insurance Co., Ltd.	KRW	3,761	3,761
POSCO Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	47,914	47,914
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	63,824	63,824
POSCALCIUM Co., Ltd.	Pohang City Hall	Seoul Guarantee Insurance Co., Ltd.	KRW	49	49
PHP Co., Ltd.	Expo apts’ lessee	KB Bank	KRW	387,849	387,849
POSCO RUS LLC	Yakutugol	Citi Bank Russia	RUB	182,003,200	6,572

			CNY	734,200,000	130,314
			EUR	900,242	1,300
			JPY	46,981,647,361	677,062
			KRW	4,086,819	4,086,819
			MYR	240,000,000	87,370
			USD	3,905,898,702	4,369,140
			UZS	6,519,920,000	3,785
			RUB	182,003,200	6,572
			THB	250,000,000	9,058

(b)	POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to (Won)2,019,036 million. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to (Won)504,938 million and Project Financing loan amounted to (Won)284,937 million as of September 30, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of September 30, 2012, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of September 30, 2012, 230 million tons of iron ore and 28.3 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the changes of the monthly standard oil price (JCC) and also price ceiling is applicable.

As of September 30, 2012, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan- Chust and the exploration of gas hydrates in Western Fergana- Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO E&C Co., Ltd.	POSCO E&C Co., Ltd. has bank overdraft agreements of up to (Won)20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and (Won)3,000 million with Korea Exchange Bank. Also POSCO E&C Co., Ltd. has comprehensive loan agreements of up to (Won)360,000 million and USD 308 million with Woori Bank and (Won)53,000 million with Korea Exchange Bank.

POSCO ICT Co., Ltd.	POSCO ICT Co., Ltd. has entered into the repayment agreement with SMS Energy Co., Ltd., which borrowed money from several lenders including Hana Bank, for its new and renewable energy business. According to the agreement, if the borrower cannot redeem the loan, POSCO ICT Co., Ltd. should repay or undertake it amounting to (Won)300,126 million and should take charge of revenues from selling electric power after the repayment. Also, if the borrower cannot run the new and renewable energy business due to default and bankruptcy, POSCO ICT Co., Ltd. may acquire the business unit from the borrower.

POSCO Specialty Steel Co., Ltd.	POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to (Won)1,081,448 million with Industrial Bank of Korea and four other banks. POSCO Specialty Steel Co., Ltd. has used (Won)172,414 million of this loan agreement.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and nine other banks for opening letters of credit of up to USD 313 million and for a loan of up to (Won)150,194 million, respectively. POSCO Specialty Steel Co., Ltd. has used USD 203 million and EUR 0.7 million for opening letters of credit. Also, POSCO Specialty Steel Co., Ltd. has used (Won)7,594 million for a loan.

(d)	Litigation in progress

As of September 30, 2012, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details of amount claimed are as follows:

(in millions of Won, in thousand of foreign currencies)

Company	Legal actions	Claim amount		Korean Won equivalent	Description
POSCO	2	JPY	98,600,000	1,420,944	Lawsuit on the claim for patent infringement (*1)
	12	KRW	54,695	54,695	Lawsuit on the claim for damages
POSCO E&C Co., Ltd.	77	KRW	70,833	70,833	Lawsuit on the claim for payment
POSCO Plant Engineering Co., Ltd.	8	KRW	1,702	1,702	Lawsuit on the claim for payment
POSCO ICT Co., Ltd.	10	KRW	8,127	8,127	Lawsuit on the claim for payment
Seoung Gwang Co., Ltd.	1	KRW	326	326	Lawsuit on applying high tax rate
POSCO E&C (China) Co., Ltd.	1	CNY	37,000	6,567	Lawsuit on the payment by subrogation
POSCO Engineering Co., Ltd.	2	KRW	940	940	Lawsuit on the claim for damages
POSBRO Co., Ltd.	1	KRW	436	436	Lawsuit on the claim for damages
Kwang Yang SPFC Co., Ltd.	1	KRW	5,693	5,693	Lawsuit on the claim for payment
Daewoo International Corporation	2	EUR	5,164	7,459	Lawsuit on the claim for damages
	1	INR	4,458,849	94,082	Lawsuit on the claim for damages
	3	USD	190,231	212,792	Lawsuit on the claim for damages

(*1)	On April 25, 2012, Nippon Steel Corporation announced that it has filed civil lawsuits against POSCO and two subsidiaries- POSCO America Corporation and POSCO Japan Co., Ltd. relating to claims of alleged improper acquisition and infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. It is too early in the Nippon Steel Corporation civil lawsuits proceedings for the Company to estimate the expected financial effect that will result from the ultimate resolution of the proceeding.

For all other lawsuits and claims, the Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company. No provision is recorded in connection with the above lawsuits and claims as of September 30, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank promissory notes and one blank check to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for outstanding loans.

POSCO E&C Co., Ltd.	As of September 30, 2012, POSCO E&C Co., Ltd. has provided eight blank checks, sixteen blank promissory notes and six other notes, approximately amounting to (Won)61,704 million, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of September 30, 2012, Daewoo International Corporation has provided forty-five blank promissory notes and eleven blank checks to Korea National Oil Corporation and others as collateral for the guarantee on performance for contracts and others.

POSCO ICT Co., Ltd.	As of September 30, 2012, POSCO ICT Co., Ltd. has provided sixteen blank promissory notes to ten financial institutions as collateral for the guarantee on performance for contracts.

POSCO Engineering Co., Ltd.	As of September 30, 2012, POSCO Engineering Co., Ltd. has provided one promissory note to Hana Tank Terminal Co., Ltd. as collateral for the guarantee on performance for contracts.

POSCO-JKPC Co., Ltd.	As of September 30, 2012, POSCO-JKPC Co., Ltd. has provided one hundred-fifty nine promissory notes as collateral for borrowings. (JPY 694,332,671, 45% of borrowings from the Kinakyushu Bank, Ltd., 30% of borrowings from Higo bank, Ltd.)

Daewoo International Japan Corp.	As of September 30, 2012, Daewoo International Japan Corp. has provided one hundred eighty seven notes receivable (JPY 992,694,502) to Resona bank Ltd. as collateral for loans from banks.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

30. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2012 and September 30, 2011 are as follows:

(in millions of Won)	September 30, 2012		September 30, 2011
Trade accounts and notes receivable	(Won)	(526,251)	(1,511,723)
Other financial assets		(133,691)	(84,462)
Inventories		687,205	(2,384,717)
Other current assets		(358,278)	(571,818)
Other long-term assets		(119,730)	113,888
Trade accounts and notes payable		(285,447)	62,137
Other financial liabilities		108,344	86,841
Other current liabilities		960,166	157,140
Provisions		10,569	164,903
Payment severance benefits		(108,516)	(574,688)
Plan assets		(48,749)	241,657
Other long-term liabilities		(23,960)	(114,040)

	(Won)	161,662	(4,414,882)

31. Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments— steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as trading between other suppliers and purchasers in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2011.
(b)	Segment profit and loss is determined the same way that consolidated net after tax profit for the period is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are measured based on total assets and liabilities in accordance with K-IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on. Inter-segment transactions are accounted for on an arm’s length basis.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(c)	Information about reportable segments as September 30, 2012 and September 30, 2011 are as follows:

1)	As of and for the nine-month period ended September 30, 2012

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	(Won)	27,421,448	14,484,569	3,240,178	3,389,749	48,535,944
Internal revenues		13,229,123	5,639,236	2,602,125	1,931,640	23,402,124
Total revenues		40,650,571	20,123,805	5,842,303	5,321,389	71,938,068
Segments profit		1,758,225	364,390	148,135	213,519	2,484,269

2)	As of and for the nine-month period ended September 30, 2011

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	(Won)	29,359,914	15,180,494	3,581,176	2,129,175	50,250,759
Internal revenues		12,382,302	5,734,761	2,029,890	1,707,858	21,854,811
Total revenues		41,742,216	20,915,255	5,611,066	3,837,033	72,105,570
Segments profit		2,697,486	104,044	56,928	106,755	2,965,213

(d)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2012 and September 30, 2011 are as follows:

(in millions of Won)	September 30, 2012		September 30, 2011
Total profit for reportable segments	(Won)	2,484,269	2,965,213
Fair value adjustments		(43,669)	(21,529)
Elimination of inter-segment profits		(615,949)	(249,853)
Income tax expense		876,898	822,237
Profit before income tax expense		2,701,549	3,516,068

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim statement of financial position of POSCO (the “Company”) as of September 30, 2012 and the condensed separate interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2012 and 2011, and the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information (“the condensed separate interim financial information”).

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed separate interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to express a conclusion on the condensed separate interim financial information based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial information referred to above is not presented fairly, in all material respects, in accordance with K-IFRS 1034 “Interim Financial Reporting”.

1

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The separate statement of financial position of the Company as of December 31, 2011, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 8, 2012, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

Seoul, Korea

November 19, 2012

This report is effective as of November 19, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial information. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)	Notes	September 30, 2012		December 31, 2011
Assets
Cash and cash equivalents	18	(Won)	1,391,757	1,137,882
Trade accounts and notes receivable, net	4,18,28		4,439,321	4,220,242
Other short-term financial assets	5,18,28		1,334,447	1,381,463
Inventories	6		6,114,030	7,144,709
Non-current assets held for sale	7		169,304	16,887
Other current assets	8		59,771	23,612

Total current assets			13,508,630	13,924,795

Long-term trade accounts and notes receivable, net	4,18,28		24	24
Other long-term financial assets	5,18,28		3,011,838	3,833,058
Investments in subsidiaries and associates	9		13,927,328	12,824,776
Investment property, net	10		120,205	117,418
Property, plant and equipment, net	11		21,704,713	21,533,135
Intangible assets, net	12		261,665	222,896
Other non-current assets	8		11,229	271,774

Total non-current assets			39,037,002	38,803,081

Total assets		(Won)	52,545,632	52,727,876

See accompanying notes to condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)	Notes	September 30, 2012		December 31, 2011
Liabilities
Trade accounts payable	18,28	(Won)	1,017,101	1,395,846
Short-term borrowings	4,13,18		2,964,163	2,294,380
Other short-term financial liabilities	14,18,28		875,572	1,089,298
Current income tax liabilities	26		192,236	182,715
Provisions	15		3,280	4,451
Other current liabilities	17		52,092	48,455

Total current liabilities			5,104,444	5,015,145

Long-term borrowings	5,13,18		7,780,153	9,338,016
Other long-term financial liabilities	14,18		157,388	147,299
Employee benefits	16		191,060	176,648
Deferred tax liabilities	26		647,037	448,552
Other long-term liabilities	17		3,915	4,200

Total non-current liabilities			8,779,553	10,114,715

Total liabilities			13,883,997	15,129,860

Shareholders’ Equity
Share capital	19		482,403	482,403
Capital surplus	19		1,227,692	1,227,692
Accumulated other comprehensive income (loss)	20		(90)	156,707
Treasury shares	21		(2,391,406)	(2,391,406)
Retained earnings			39,343,036	38,122,620

Total shareholders’ equity			38,661,635	37,598,016

Total liabilities and shareholders’ equity		(Won)	52,545,632	52,727,876

See accompanying notes to condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income (Loss)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(Unaudited)

		For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of won, except per share amounts)	Notes	2012		2011	2012	2011
Revenue	28	(Won)	8,910,265	9,961,453	27,594,067	29,105,542
Cost of sales	24,28		(7,627,261)	(8,386,885)	(23,817,674)	(24,241,008)

Gross profit			1,283,004	1,574,568	3,776,393	4,864,534

Selling and administrative expenses
Administrative expenses	18,22,24,28		(201,832)	(221,377)	(636,918)	(638,108)
Selling expenses	22,24,28		(243,089)	(243,393)	(728,721)	(667,476)

Other operating income	23,28		22,918	10,761	40,387	31,408
Other operating expenses	18,23,24,28		(41,533)	(33,901)	(152,298)	(86,732)

Operating profit			819,468	1,086,658	2,298,843	3,503,626
Financial income and costs
Financial income	18,25		248,849	44,415	801,586	772,538
Financial costs	18,25		(121,761)	(875,643)	(578,207)	(1,203,789)

Profit before income tax			946,556	255,430	2,522,222	3,072,375
Income tax expense	26		(202,460)	(6,927)	(535,604)	(650,718)

Profit for the period			744,096	248,503	1,986,618	2,421,657

Other comprehensive income (loss)

Net changes in unrealized fair value of available-for-sale investments, net of tax	5,18,20		(53,821)	(319,009)	(156,797)	(677,002)

Defined benefit plan actuarial loss, net of tax	16		(28,811)	(49,319)	(32,379)	(13,709)

Total comprehensive income (loss), net of tax		(Won)	661,464	(119,825)	1,797,442	1,730,946

Basic and diluted earnings per share	27	(Won)	9,633	3,217	25,719	31,347

See accompanying notes to condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2012 and 2011

(Unaudited)

	Share		Capital	Accumulated other	Treasury	Retained
(in millions of won)	capital		surplus	comprehensive income (loss)	shares	earnings	Total
Balance as of January 1, 2011	(Won)	482,403	1,158,539	1,079,038	(2,403,263)	35,706,778	36,023,495
Comprehensive income:
Profit for the period		—	—	—	—	2,421,657	2,421,657
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	(677,002)	—	—	(677,002)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(13,709)	(13,709)

Total comprehensive income (loss)		—	—	(677,002)	—	2,407,948	1,730,946

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)
Interim dividends		—	—	—	—	(193,111)	(193,111)
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306

Balance as of September 30, 2011	(Won)	482,403	1,227,692	402,036	(2,391,406)	37,343,868	37,064,594

Balance as of January 1, 2012	(Won)	482,403	1,227,692	156,707	(2,391,406)	38,122,620	37,598,016
Comprehensive income:
Profit for the period		—	—	—	—	1,986,618	1,986,618
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	(156,797)	—	—	(156,797)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(32,379)	(32,379)

Total comprehensive income (loss)		—	—	(156,797)	—	1,954,239	1,797,442

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(579,333)	(579,333)
Interim dividends		—	—	—	—	(154,490)	(154,490)

Balance as of September 30, 2012	(Won)	482,403	1,227,692	(90)	(2,391,406)	39,343,036	38,661,635

See accompanying notes to condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2012 and 2011

(Unaudited)

(in millions of Won)	Notes	September 30, 2012		September 30, 2011
Cash flows from operating activities
Profit for the period		(Won)	1,986,618	2,421,657
Adjustments for:
Accrual of severance benefits			80,744	99,294
Depreciation			1,364,156	1,285,162
Amortization			29,048	25,483
Finance income			(613,992)	(443,675)
Finance costs			408,545	917,524
Gain on disposal of property, plant and equipment			(23,046)	(8,580)
Loss on disposal of property, plant and equipment			59,947	40,310
Income tax expense			535,604	650,718
Others			24,124	5,544
Changes in operating assets and liabilities	30		149,651	(2,056,241)
Interest received			86,745	97,273
Interest paid			(340,275)	(275,108)
Dividends received			154,003	233,921
Income taxes paid			(249,418)	(935,180)

Net cash provided by operating activities			3,652,454	2,058,102

Cash flows from investing activities
Disposal of short-term financial instruments			2,369,953	4,347,602
Disposal of available-for-sale investments			579,698	4,052
Decrease in long-term loans			14,258	10,587
Disposal of investment in subsidiaries and associates			—	94
Disposal of property, plant and equipment			32,296	1,166
Disposal of assets held for sale			3,378	—
Acquisition of short-term financial investments			(2,213,607)	(2,804,951)
Acquisition of available-for-sale investments			(122,761)	(175,915)
Increase in long-term loans			(8,477)	(11,551)
Acquisition of investment in subsidiaries and associates			(1,005,913)	(1,819,427)
Acquisition of property, plant and equipment			(1,560,915)	(2,306,996)
Acquisition of intangible assets			(52,947)	(17,375)
Others			575	(77,843)

Net cash used in investing activities			(1,964,462)	(2,850,557)

Cash flows from financing activities
Proceeds from borrowings			2,547,767	4,717,331
Increase in long-term financial liabilities			2,430	2,556
Disposal of treasury shares			—	164,384
Repayment of borrowings			(3,247,652)	(2,707,496)
Decrease in long-term financial liabilities			(2,754)	(4,831)
Acquisition of treasury shares			—	(61,296)
Payment of cash dividends			(733,909)	(770,858)

Net cash provided by financing activities			(1,434,118)	1,339,790

Effect of exchange rate changes on cash held			1	(8)

Net increase in cash and cash equivalents			253,875	547,327

Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,137,882	672,426

Cash and cash equivalents at end of the period		(Won)	1,391,757	1,219,753

See accompanying notes to condensed separate interim financial statements.

7

POSCO

Notes to Condensed Separate Interim Financial Statements

As of September 30, 2012

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through nine of its overseas liaison offices.

As of September 30, 2012, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2011. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS 1027 “Consolidated and Separate Financial Statements” presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgements

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

8

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2011.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2011. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as of and for the year ended December 31, 2012.

(a)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS 1107, “Financial Instruments: Disclosures” since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety.

(b)	Enactments and amendments of K-IFRSs

1) The Company has not applied the following revised K-IFRS that has been issued but is not yet effective for annual periods beginning on or after January 1, 2012.

K-IFRS 1001 Presentation of Financial Statements

The amendment to K-IFRS 1001 requires the other comprehensive income section to present line items for amounts of other comprehensive income, classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and will be reclassified subsequently to profit or loss when specific conditions are met. The amendment to K-IFRS 1001 will be effective for annual periods beginning on or after July 1, 2012.

2) The following new standards, interpretations and amendments to existing standards have been published and are effective for the first annual period ending on or after December 31, 2012, and the Company has not early adopted them.

K-IFRS 1001 Presentation of Financial Statements

The amendments require operating profit (or loss), which is calculated by revenue less; (1) cost of goods sold, and (2) selling, general and administrative expenses, to be separately presented on the statements of comprehensive income. Additionally, in the notes to the financial statements, the Company could provide voluntary disclosure of entity-specific measure of operating performance (under the name of “adjusted operating profit or loss” or, if appropriate, another name) which is calculated base on the Company’s own criteria. In doing so, the Company is required to disclose (1) a reconciliation between the entity-specific measure of operating performance and operating profit or loss presented on the face of the statement of comprehensive income, and (2) the fact that the measure of operating performance disclosed in the notes is calculated based on the Company’s own criteria.

9

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

The amendments are effective for the first annual period ending on or after December 31, 2012 and the expected effect of the amendment to the consolidated interim financial statements are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Operating profit before amendment	(Won)	819,468	1,086,658	2,298,843	3,503,626
Other operating income
Gain on disposal of property, plant and equipment		(17,511)	(1,528)	(23,046)	(8,580)
Reversal of impairment of property, plant, and equipment		—	—	(1,606)	—
Gain on disposal of assets held for sale		—	—	(1,150)	—
Gain on disposal of other non-current assets		—	(38)	—	(38)
Miscellaneous income		(5,407)	(9,195)	(14,585)	(22,790)

		(22,918)	(10,761)	(40,387)	(31,408)

Other operating expenses
Loss on disposal of property, plant and equipment		19,316	9,990	59,947	40,310
Reversal of other bad debt expenses		—	—	—	(51)
Donations		7,159	14,127	45,027	23,585
Idle tangible assets expenses		6,828	6,763	21,074	9,949
Loss on disposal of other non-current assets		9	—	9	—
Loss on disposal of investment in subsidiaries and associates		—	—	395	—
Loss on disposal of assets held for sale		—	—	9,391	—
Loss on disposal of intangible assets		487	—	608	—
Impairment loss of intangible assets		5,728	—	5,728	—
Miscellaneous loss		2,006	3,021	10,119	12,939

		41,533	33,901	152,298	86,732

Operating profit after amendment	(Won)	838,083	1,109,798	2,410,754	3,558,950

10

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Current
Trade accounts and notes receivable	(Won)	4,450,388	4,222,187
Less: Allowance for doubtful accounts		(11,067)	(1,945)

		4,439,321	4,220,242

Non-Current
Trade accounts and notes receivable		252	252
Less: Allowance for doubtful accounts		(228)	(228)

		24	24

	(Won)	4,439,345	4,220,266

Trade accounts and notes receivable sold to financial institutions holding the right of recourse, for which the derecognition conditions were not met, amounted to (Won)279,182 million and (Won)342,307 million as of September 30, 2012 and December 31, 2011, respectively, and are included in short-term borrowings (note 13).

11

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

5. Other Financial Assets

(a)	Other short-term financial assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss

Financial assets held for trading	(Won)	—	50,132
Available-for-sale investments
Current portion of available-for-sale securities (bonds)		100,000	—
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		29,961	—
Loans and other receivables
Short-term financial instruments (*1)		823,435	982,111
Cash deposits (*2)		19,505	17,175
Other accounts receivable, net		359,783	330,616
Accrued income		10,806	10,585
Other checking accounts		1,528	1,415
Allowance account for credit losses		(10,571)	(10,571)

	(Won)	1,334,447	1,381,463

(*1)	As of September 30, 2012 and December 31, 2011, short-term financial instruments amounting to (Won)3,200 million and (Won)1,670 million, respectively, are collateral for long-term borrowings from a forestry association.
(*2)	As of September 30, 2012 and December 31, 2011, cash deposits are restricted for use in a government project.

(b)	Other long-term financial assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss

Derivative assets	(Won)	5,252	—
Available-for-sale investments
Long-term available-for-sale securities (bonds)		18,639	15,045
Long-term available-for-sale equity securities		2,928,917	3,716,014
Long-term available-for-sale securities (investment in capital)		500	500
Held-to-maturity investments
Held-to-maturity securities (bonds)		—	29,903
Loans and other receivables
Cash deposits (*1)		40	40
Long-term loans		67,245	68,717
Long-term other accounts receivable		3,510	3,674
Deposits		2,188	13,618
Allowance account for credit losses		(14,453)	(14,453)

	(Won)	3,011,838	3,833,058

(*1)	The Company is required to provide deposits to maintain checking accounts and, accordingly, the withdrawal of these deposits is restricted.

12

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(c)	Long-term available-for-sale equity securities as of September 30, 2012 and December 31, 2011 are as follows:

					Book Value
(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		September 30, 2012	December 31, 2011
Marketable equity securities
Nippon Steel Corporation	238,352,000	3.50	(Won)	719,622	549,590	679,662
SK Telecom Co., Ltd. (*1,2,3)	2,294,963	2.84		596,152	335,937	640,221
KB Financial group Inc. (*3)	11,590,550	3.00		536,517	460,145	560,983
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	372,943	379,589
Shinhan Financial group Inc.	4,369,881	0.92		228,778	165,837	173,703
Hana Financial group Inc. (*3)	2,430,498	1.00		15,633	82,758	165,797
Others (11 companies) (*4)				169,561	193,218	174,883

				2,609,769	2,160,428	2,774,838

Non-marketable equity securities
National Minerios S.A. (*5)	30,784,625	6.48		668,635	532,147	695,583
The Siam United Steel (*5)	11,071,000	12.30		34,658	55,753	61,119
Dongbu Metal Co., Ltd. (*5)	3,000,000	10.00		98,242	90,948	98,817
Others (31 companies) (*6)				97,351	89,641	85,657

				898,886	768,489	941,176

			(Won)	3,508,655	2,928,917	3,716,014

(*1)	As of September 30, 2012, 2,294,961 shares equivalent to 20,654,653 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recorded impairment loss for securities of SK Telecom Co., Ltd. amounting to (Won)272,079 million as of December 31, 2011. During the nine-month period ended September 30, 2012, there was a further significant decline in the fair value of shares of SK Telecom Co., Ltd. for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of (Won)35,491 million was recognized in profit or loss for the nine-month period ended September 30, 2012.
(*3)	The ownership, number of shares, and book value of the securities were decreased as compared to December 31, 2011 because the Company disposed of some shares during the nine-month period ended September 30, 2012.
(*4)	The Company recognized (Won)26,280 million of impairment loss on marketable equity securities of UNION STEEL, LG Uplus Corp. and others for the nine-month period ended September 30, 2012 due to significant decline in the fair value of those shares during the corresponding period.
(*5)	The fair value of the investment is based on an analysis performed by an external professional evaluation agency.
(*6)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

13

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

6. Inventories

Inventories as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Finished goods	(Won)	872,226	974,585
Semi-finished goods		1,572,707	1,916,411
By-products		12,853	7,610
Raw materials		1,357,782	1,465,347
Fuel and materials		622,296	596,100
Materials-in-transit		1,676,850	2,184,547
Others		574	575

		6,115,288	7,145,175

Allowance for inventories valuation		(1,258)	(466)

	(Won)	6,114,030	7,144,709

The amount of valuation losses of inventories recognized in cost of goods sold during the nine-month period ended September 30, 2012 and the year ended December 31, 2011 are (Won)1,258 million and (Won)466 million, respectively.

7. Non-current Assets held for sale

Non-current Assets held for sale as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Investment in subsidiaries (*1)	(Won)	169,304	—
Property, plant and equipment (*2)		—	16,887

	(Won)	169,304	16,887

(*1)	The Company decided to dispose 7 million shares of POSCO Specialty Steel Co., Ltd., is in connection with its initial public offering (“IPO”) in accordance with the Board of Director’s resolution on August 10, 2012.
(*2)	The Company planned to dispose of certain equipments at existing steel manufacturing plants due to the completion and use of new plant and reclassified the equipments as non-current assets held for sale. In third quarter of 2012, some of the non-current assets held for sale were sold and others of the non-current assets held for sale were reclassified as property, plant and equipment in accordance with the reuse decision.

14

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

8. Other Assets

Other current assets and other long-term assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Other current assets
Advance payment	(Won)	3,860	4,935
Prepaid expenses		55,911	18,677

		59,771	23,612

Other long-term assets
Long-term prepaid expenses		8,525	9,452
Others (*1)		2,717	262,335
Less: Allowance for doubtful accounts		(13)	(13)

	(Won)	11,229	271,774

(*1)	The guarantee deposits of (Won)257,878 million related to Australia Roy Hill iron ore mine are transferred to investments in associates during the nine-month period ended September 30, 2012.

15

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

9. Investments in Subsidiaries and Associates

(a)	Investments in subsidiaries and associates as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Subsidiaries		12,012,096	11,621,134
Associates		1,915,232	1,203,642

	(Won)	13,927,328	12,824,776

(b)	Details of subsidiaries and carrying values as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Country	Principal operations	Ownership (%)	September 30, 2012		December 31, 2011
[Domestic]
Daewoo International Co., Ltd.	Korea	Trading	60.31	(Won)	3,371,481	3,371,481
POSCO E&C Co., Ltd.	Korea	Engineering and Construction	89.53		1,510,716	1,510,716
POSCO Energy Co., Ltd.	Korea	Generation of Electricity	89.02		658,176	649,148
POSCO Specialty Steel Co., Ltd. (*1)	Korea	Steel manufacturing and Sales	94.74		459,538	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and Sales	100.00		138,909	138,909
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421
POSCO M-TECH Co., Ltd (*2)	Korea	Packing materials manufacturing	48.85		107,278	107,278
POSCO Chemtec Company Ltd.	Korea	Manufacturing and sellings	60.00		100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware	72.54		70,990	70,990
POS-HiMETAL CO., Ltd.	Korea	Steel manufacturing and Sales	65.00		49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	60.79		40,000	40,000
Busan E&E Co., Ltd. (*3)	Korea	Generation of Electricity	70.00		30,148	30,148
Others (17 companies)					382,307	312,286

				(Won)	7,449,878	7,540,133

16

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(in millions of Won)	Country	Principal operations	Ownership (%)	September 30, 2012		December 31, 2011
[Foreign]
POSCO-Thainox Public Company Limited.	Thailand	Stainless steel manufacturing	94.93	(Won)	616,783	616,783
PT. KRAKATAU STEEL POSCO	Indonesia	Steel manufacturing and Sales	70.00		715,611	537,371
POSCO Australia Pty. Ltd.	Australia	Steel selling and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		285,317	285,664
POSCO WA Pty. Ltd.	Australia	Mine development	100.00		308,297	238,821
POSCO China Holding Corp.	China	Investment management	100.00		223,436	223,436
POSCO Maharashtra Steel Pvt. Ltd.	India	Steel manufacturing and Sales	100.00		296,691	252,217
POSCO-India Private Ltd.	India	Steel manufacturing and Sales	99.99		184,815	184,815
Guangdong Pohang Coated Steel Co., Ltd.	China	Plate steel manufacturing	84.52		163,006	163,271
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		155,777	157,031
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	95.65		145,520	145,649
POSCO America Corp.	USA	Trading-Steel	99.45		140,381	140,381
POSCO Investment Co., Ltd.	Hong Kong	Finance	99.99		86,440	88,797
POSCO-Mexico Co., Ltd.	Mexico	Plate steel manufacturing	84.84		182,048	86,163
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and Sales	90.00		62,494	62,494
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and Sales	60.00		96,350	37,201
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Steel manufacturing and Sales	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel selling	100.00		32,189	32,189
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and Sales	80.07		31,027	31,027
POSCO Electrical Steel Inida Private Limited	India	Electric steel manufacturing and Sales	100.00		47,214	28,170
POSCO (Thailand) Company Ltd.	Thailand	Steel manufacturing and Sales	85.62		25,945	25,945
POSCO Turkey Nilufer Processing Center Co., Ltd.	Turkey	Steel manufacturing and Sales	100.00		19,983	19,983
POSCO-URUGUAY S.A.	Uruguay	Timber manufacturing and Sales	98.00		26,912	17,715
Others (27 companies)					217,949	207,845

					4,562,218	4,081,001

				(Won)	12,012,096	11,621,134

(*1)	The Company decided to dispose 7 million shares of POSCO Specialty Steel Co., Ltd., is in connection with its initial public offering (“IPO”) in accordance with the Board of Director’s resolution on August 10, 2012. The IPO of POSCO Specialty Steel Co., Ltd. is expected to be completed within the year ending December 31, 2012.
(*2)	As of September 30, 2012, this was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*3)	As of September 30, 2012, this investment is collateral for the Company’s guarantee provided to certain borrowings of its subsidiary from banks.

17

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(c)	Details of associates and carrying values as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Country	Principal operations	Ownership (%)	September 30, 2012		December 31, 2011
[Domestic]
Sungjin Geotec Co., Ltd.	Korea	Industrial machinery manufacturing	23.71	(Won)	159,878	159,878
SNNC Co., Ltd.	Korea	Material manufacturing	49.00		100,655	100,655
POSCO ES Materials co.,Ltd	Korea	Secondary cell material and machinery manufacturing	50.00		43,000	—
POSMATE co.,Ltd	Korea	Facility maintenance	45.15		33,295	12,270
Others (6 companies)					11,907	11,408

					348,735	284,211

[Foreign]
ROY HILL HOLDINGS PTY LTD (*1)	Australia	Mine development	10.00		537,369	—
POSCO-NPS Niobium LLC.	USA	Mine development	50.00		364,609	364,609
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and Sales	49.00		189,197	189,197
CSP (Compania Siderurgica do Pecem)	Brazil	Steel manufacturing	20.00		247,510	132,891
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
BX Steel POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and Sales	25.00		63,945	63,983
Others (12 companies)					64,905	69,789

					1,566,497	919,431

				(Won)	1,915,232	1,203,642

(*1)	Although the Company holds less than 20% ownership, the Company classifies its investment in Roy Hill Holdings Pty Ltd. as investments in associates, as the Company has significant influence over the operating and financial policies over the entity.

18

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

10. Investment Property, Net

(a)	Investment property as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Acquisition cost	(Won)	173,798	166,444
Less: Accumulated depreciation		(53,593)	(49,026)

Book value	(Won)	120,205	117,418

(b)	Changes in the carrying value of investment property for the nine-month periods ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the nine-month period ended September 30, 2012

(in millions of Won)	Beginning		Depreciation (*1)	Others (*2)	Ending
Land	(Won)	43,258	—	1,911	45,169
Buildings		68,776	(2,211)	2,999	69,564
Structures		5,384	(147)	235	5,472

Total	(Won)	117,418	(2,358)	5,145	120,205

(*1)	Useful lives and depreciation method of investment property are the same as those of the property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio.

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	(Won)	41,877	—	—	—	1,381	43,258
Buildings		48,514	86	(153)	(2,955)	23,284	68,776
Structures		1,882	—	—	(195)	3,697	5,384

Total	(Won)	92,273	86	(153)	(3,150)	28,362	117,418

(*1)	Useful lives and depreciation method of investment property are the same as those of the property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

19

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

11. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Cost	(Won)	43,944,373	42,575,270
Less: Accumulated depreciation		(22,239,238)	(21,041,006)
Less: Accumulated impairment		(422)	(1,129)

	(Won)	21,704,713	21,533,135

(b)	The changes in carrying value of property, plant and equipment for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the nine-month period ended September 30, 2012

(in millions of Won)	Beginning		Acquisitions (*1)	Disposals	Depreciation	Others (*2)	Ending
Land	(Won)	1,275,564	40,144	(10,088)	—	(1,911)	1,303,709
Buildings		2,831,757	117,971	(3,073)	(177,037)	1,375	2,770,993
Structures		2,061,348	194,227	(19,884)	(122,497)	(4,464)	2,108,730
Machinery and equipment		12,916,329	1,145,783	(36,102)	(1,022,893)	6,531	13,009,648
Vehicles		19,341	576	(10)	(5,779)	200	14,328
Tools		38,022	5,353	—	(11,341)	—	32,034
Furniture and fixtures		72,334	22,641	(41)	(21,773)	—	73,161
Lease assets		8,281	—	—	(478)	—	7,803
Construction-in-progress		2,310,159	1,609,130	—	—	(1,534,982)	2,384,307

Total	(Won)	21,533,135	3,135,825	(69,198)	(1,361,798)	(1,533,251)	21,704,713

(*1)	Includes the acquisition cost of (Won)1,526,695 million for items transferred from construction-in-progress in relation to the expansion of raw materials processing facilities, establishment of 3FINEX facilities and others.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from investment property and assets held for sale.

20

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions (*1)	Disposals	Depreciation	Impairment (*2)	Others (*2,3)	Ending
Land	(Won)	1,068,294	209,599	(948)	—	—	(1,381)	1,275,564
Buildings		2,502,213	584,977	(3,194)	(228,836)	(273)	(23,130)	2,831,757
Structures		1,942,405	291,663	(10,229)	(155,965)	(142)	(6,384)	2,061,348
Machinery and equipment		11,736,629	2,556,617	(36,318)	(1,301,849)	(24,394)	(14,356)	12,916,329
Vehicles		22,753	5,407	(22)	(8,797)	—	—	19,341
Tools		27,807	24,307	(13)	(14,077)	(2)	—	38,022
Furniture and fixtures		66,345	31,153	(4)	(25,155)	(5)	—	72,334
Lease assets		8,918	—	—	(637)	—	—	8,281
Construction-in-progress		2,635,746	3,393,445	—	—	—	(3,719,032)	2,310,159

Total	(Won)	20,011,110	7,097,168	(50,728)	(1,735,316)	(24,816)	(3,764,283)	21,533,135

(*1)	Includes the acquisition cost of (Won)3,703,723 million for items transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plants and others.
(*2)	The Company plans to dispose of certain equipment at an existing steel manufacturing plant due to the completion and expected use of a new plant. Impairment losses amounting to (Won)24,816 million are recognized since the fair value less cost to sell exceeds the carrying amount. The remaining book value of this equipment is expected to be sold by the first half of 2012, for (Won)16,887 million, and were reclassified to assets held for sale.
(*3)	Includes assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property.

(c)	Borrowing costs capitalized and the capitalized interest rate for the nine-month period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Weighted average expenditure	(Won)	1,055,786	472,258
Borrowing costs capitalized		48,215	21,823
Capitalization rate		4.57%	4.62%

21

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

12. Intangible Assets, Net

(a)	Intangible assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Acquisition cost	(Won)	954,093	893,196
Les:Accumulated depreciation		(692,428)	(670,300)

	(Won)	261,665	222,896

(b)	Changes in carrying values of intangible assets for the nine-month period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

1)	For the nine-month period ended September 30, 2012

			Increase (*2)			Decrease
(in millions of Won)	Beginning		Acquisitions	Development	Reclassification (*3)	Disposal	Depreciation	Impairment (*4)	Ending
Intellectual property rights	(Won)	6,376	1,820	—	—	(381)	(707)	—	7,108
Memberships (*1)		44,523	750	—	11,757	(802)	—	(5,728)	50,500
Development expense		29,182	—	12,654	—	—	(12,695)	—	29,141
Port facilities usage rights		99,553	—	—	—	—	(9,411)	—	90,142
Other intangible assets		43,262	47,747	—	—	—	(6,235)	—	84,774

Total	(Won)	222,896	50,317	12,654	11,757	(1,183)	(29,048)	(5,728)	261,665

(*1)	Economic useful life of memberships is indefinite.
(*2)	Includes acquisition costs transferred from construction-in-progress amounting to (Won)10,023 million.
(*3)	Memberships required to be returned after a specific period are reclassified to financial instruments. However, memberships are reclassified from financial instruments as the estimate for the possibility of return has been revised.
(*4)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.

22

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

2)	For the year ended December 31, 2011

			Increase (*2)		Decrease
(in millions of Won)	Beginning		Acquisitions	Development	Disposal	Depreciation	Reclassification (*3)	Ending
Intellectual property rights	(Won)	4,919	2,533	—	(319)	(757)	—	6,376
Memberships (*1)		56,494	—	—	(214)	—	(11,757)	44,523
Development expense		32,308	—	11,152	—	(14,278)	—	29,182
Port facilities usage rights		112,683	—	—	—	(13,130)	—	99,553
Other intangible assets		22,733	27,122	—	(1)	(6,592)	—	43,262

Total	(Won)	229,137	29,655	11,152	(534)	(34,757)	(11,757)	222,896

(*1)	Economic life of memberships is indefinite.
(*2)	Includes acquisition costs transferred from construction-in-progress amounting to (Won)15,309 million.
(*3)	Memberships entitled to be returned after a specific period were reclassified to financial deposit.

23

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

13. Borrowings

(a)	Borrowings as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Short-term borrowings
Short-term borrowings	(Won)	1,523,681	1,786,590
Current portion of long-term borrowings		34,554	7,571
Current portion of loans from foreign financial institutions		919	951
Current portion of debentures		1,405,384	500,000
Less: Current portion of discount on debentures issued		(3,169)	(732)
Add: Current portion of premium on debentures redemption		2,794	—

		2,964,163	2,294,380

Long-term borrowings
Long-term borrowings		871,516	892,296
Foreign loans		2,283	3,071
Debentures		6,950,881	8,502,852
Less: Discount on debentures issued		(62,588)	(81,696)
Add: Premium on debentures redemption		18,061	21,493

		7,780,153	9,338,016

	(Won)	10,744,316	11,632,396

24

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Short-term borrowings as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)

Bank	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2012		December 31, 2011
Mizho	2012.04.04	2012.12.24	0.91~1.68	(Won)	220,100	226,558
BOA	2012.05.10	2013.03.25	1.03~1.55		208,224	100,458
JP Morgan	2012.04.02	2013.01.03	1.43~1.68		175,354	228,996
DEUTSCHE	2012.05.15	2013.03.15	1.03~1.53		226,012	142,420
DBS	2012.06.14	2013.03.22	1.20~1.47		200,832	272,026
RBS	2012.05.08	2013.03.26	1.19~1.58		161,431	106,837
Agricultural Bank of China	2012.05.24	2012.10.19	1.45		52,546	—
CA and others					—	366,988
Others(discount on accounts receivable)					279,182	342,307

				(Won)	1,523,681	1,786,590

(c)	Current portion of long-term borrowings as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2012		December 31, 2011
Borrowings	Korea Resources Corporation	2006.10.31	2021.09.15	1.00	(Won)	3,000	3,000
Borrowings	Korea Resources Corporation	2006.12.28	2021.12.15	1.00		1,510	1,510
Borrowings	Woori Bank	2009.06.11	2017.03.15	2.00		2,654	1,990
Borrowings	Woori Bank	2009.11.26	2017.03.15	2.00		880	660
Borrowings	Woori Bank	2009.12.31	2017.03.15	2.00		547	411
Borrowings	Woori Bank	2010.06.10	2018.03.15	2.00		1,508	—
Borrowings	Woori Bank	2011.02.24	2018.03.15	2.00		922	—
Borrowings	Korea EXIM Bank	2010.02.18	2017.02.18	4.50		23,533	—
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30	2017.03.31	2.00		919	951
Debentures	Domestic debentures 287	2007.05.11	2012.05.11	5.26		—	499,268
Debentures	Domestic debentures 288	2008.08.05	2013.08.05	6.52		499,593	—
Debentures	Exchangeable Bonds 2008	2008.08.19	2013.08.19	0.00		185,186	—
Debentures	Samurai Bond 9	2006.06.28	2013.06.28	2.05		720,230	—

					(Won)	1,440,482	507,790

(*1)	As of September 30, 2012 and December 31, 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.

25

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(d)	Long-term borrowings as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2012		December 31, 2011
Borrowings	Woori Bank and others (*1)	2006.10.31~ 2012.06.13	2017.03.15~ 2040.06.13	1.00~2.00	(Won)	88,702	100,494
Borrowings	Korea National Oil Corporation	2007.12.27~ 2011.12.27	2022.06.25~ 2026.12.29	Government bond -2.25		10,127	10,441
Borrowings	Korea EXIM Bank	2010.02.18~ 2012.09.05	2017.02.28~ 2018.03.23	4.09~4.50		772,687	781,361
Loans from foreign financial institutions	NATIXIS (*2)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		2,283	3,071
Debentures	Domestic debentures 301 and others	2009.01.20~ 2011.11.28	2014.01.20~ 2021.11.28	3.78~5.40		3,091,525	3,588,982
Debentures	Exchangeable Bonds (*3) and others	2006.08.10~ 2011.12.22	2014.03.26~ 2021.12.22	0~8.75		3,814,829	4,853,667

					(Won)	7,780,153	9,338,016

(*1)	Short-term financial instruments of (Won)3,200 million and (Won)1,670 million, respectively, are collateral for long-term borrowings from a forestry association as of September 30, 2012 and December 31, 2011.
(*2)	As of September 30, 2012 and December 31, 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.
(*3)	The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The Company provides guarantees for Zeus (Cayman) Ltd.

26

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

14. Other Financial Liabilities

Other short-term financial liabilities and other long-term financial liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Other short-term financial liabilities
Accounts payable	(Won)	551,190	806,913
Accrued expenses		289,943	248,597
Dividends payable		5,963	6,050
Derivative liabilities		10,898	10,898
Financial guarantee liabilities		6,155	6,336
Finance lease liabilities		1,117	1,108
Withholdings		10,306	9,396

	(Won)	875,572	1,089,298

Other long-term financial liabilities
Long-term accounts payable		89,123	86,871
Accrued expenses		21,068	19,618
Derivatives liabilities		8,165	12,771
Financial guarantee liabilities		23,459	11,163
Finance lease liabilities		6,775	7,824
Long-term withholdings		8,798	9,052

	(Won)	157,388	147,299

27

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

15. Provisions

The changes in provisions for the nine-month period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

1)	For the nine-month period ended September 30, 2012

(in millions of Won)	Beginning		Increase	Decrease	Ending
Estimated allowance at the end of period (*1)	(Won)	4,451	238,462	(239,633)	3,280

(*1)	Represents the provision for bonuses

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Increase	Decrease	Ending
Estimated allowance at the end of year	(Won)	9,582	304,869	(310,000)	4,451

28

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

16. Employee Benefits

The Company introduced a retirement pension program for all employees in June 2011. The employees and directors employed with the Company had an option to choose whether they would join the defined contribution plan or the defined benefit pension plan. The pension plan benefit is based on each employee’s accrued length of service, including their length of service under the previous severance plan.

(a)	Defined contribution plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future are based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the nine-month period ended September 30, 2012 is (Won)9,546 million.

(b)	Defined benefit plans

The employees and directors who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before their termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of a reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Present value of funded obligations	(Won)	771,034	690,321
Fair value of plan assets		(579,974)	(513,673)

Net defined benefit obligations	(Won)	191,060	176,648

29

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(d)	The changes in present value of defined benefit obligations for the nine-month period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Defined benefit obligation at the beginning of period	(Won)	690,321	1,013,165
Current service costs (*1)		74,713	108,879
Interest costs		23,367	47,607
Actuarial losses		44,183	6,157
Benefits paid		(61,550)	(485,487)

Defined benefit obligation at the end of period	(Won)	771,034	690,321

(*1)	The Company started the employee pension plan in June 2011. The gain on liquidation amounting to (Won)1,887 million was deducted from current service costs as the Company had liquidated prior pension plan.

(e)	The changes in the fair value of plan assets for the nine-month period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Plan assets at the beginning of period	(Won)	513,673	689,162
Expected return on plan assets		17,336	26,886
Actuarial gains (losses)		1,466	(460)
Contributions of participants		80,000	95,080
Benefits paid		(32,501)	(296,995)

Plan assets at the end of period	(Won)	579,974	513,673

(f)	The fair value of plan assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Deposits	(Won)	579,908	513,607
Others		66	66

	(Won)	579,974	513,673

30

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(g)	The amounts recognized in the statements of comprehensive income for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Current service costs	(Won)	25,032	43,262	74,713	100,013
Interest costs		7,789	11,901	23,367	35,705
Expected return on plan assets		(5,779)	(6,722)	(17,336)	(20,165)

		27,042	48,441	80,744	115,553

The above expenses recognized in the statement of comprehensive income are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Cost of sales	(Won)	17,476	36,743	60,274	89,538
Selling and administrative expenses		4,987	4,813	15,574	19,130
Others		4,579	6,885	4,896	6,885

	(Won)	27,042	48,441	80,744	115,553

(h)	Actuarial gains and losses recognized in other comprehensive income for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(in millions of Won)	September 30, 2012		September 30, 2011
Beginning	(Won)	(103,947)	(101,802)
Current actuarial gain (losses)		(42,717)	(17,656)
Effect on change of tax rate		10,338	3,947

Ending	(Won)	(136,326)	(115,511)

(i)	The principal actuarial assumptions as of September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012	December 31, 2011
Discount rate	3.31%	4.32%
Expected return on plan assets	4.32%	3.95%
Expected future increases in salaries	2.30%	2.30%

31

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

17. Other Liabilities

Other current liabilities and other long-term liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Other current liabilities
Advances received	(Won)	31,706	21,149
Withholdings		17,104	25,534
Unearned revenue		3 ,282	1,772

	(Won)	52,092	48,455

Other long-term liabilities
Unearned revenue	(Won)	915	1,200
Others		3,000	3,000

	(Won)	3,915	4,200

18. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss
Financial assets held for trading	(Won)	—	50,132
Derivatives assets		5,252	—
Available-for-sale financial assets		3,048,056	3,731,559
Held-to-maturity investments		29,961	29,903
Loans and receivables		7,094,118	6,761,075

	(Won)	10,177,387	10,572,669

32

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

2)	Financial liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Financial liabilities at fair value through profit or loss:
Derivatives liabilities held for trading	(Won)	19,063	23,669

Financial liabilities evaluated as amortized cost:
Trade accounts payable		1,017,101	1,395,846
Borrowings		10,774,316	11,632,396
Financial guarantee liabilities (*1)		29,614	17,499
Others		984,283	1,195,429

		12,775,314	14,241,170

	(Won)	12,794,377	14,264,839

(*1)	Financial guarantee contracts recognized in financial guarantee liabilities as of September 30, 2012 are as follows:

(in millions of Won)

Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
Guangdong Pohang Coated Steel Co., Ltd.	ANZ	USD	10,000,000	11,186
	BOA	USD	30,000,000	33,558
	BTMU	USD	24,000,000	26,846
	ING	USD	23,600,000	26,399
	SMBC	USD	35,000,000	39,151
BX STEEL POSCO Cold RolledSheet Co., Ltd.	China Construction Bank	CNY	189,600,000	33,652
	China Construction Bank	USD	880,000	984
	Industrial and Commercial Bank of China Ltd.	CNY	87,500,000	15,530
	BOC	CNY	7,100,000	1,260
	BOC	USD	21,100,000	23,602
Zhangjiagang Pohang Stainless Steel Co., Ltd.	BTMU	USD	30,000,000	33,558
	Credit Agricole	USD	50,000,000	55,930
	MIZUHO	USD	80,000,000	89,488
POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	353,000,000	394,866
	HSBC and others	USD	213,000,000	238,262
POSCO ASSAN TST STEEL Industry	SMBC and others	USD	188,392,500	210,736
POSCO Electrical Steel India Private Limited.	ING and others	USD	84,000,000	93,962

33

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

POSCO Investment Co., Ltd	KDB and others	USD	100,000,000	111,860
	BOA	USD	40,000,000	44,744
	BOC	CNY	350,000,000	62,122
	BTMU	USD	30,000,000	33,558
	HSBC	MYR	240,000,000	87,370
	HSBC	USD	20,000,000	22,372
	ING	USD	40,000,000	44,744
	SCB	USD	45,000,000	50,337
	SMBC	USD	25,000,000	27,965
POSCO-Mexico S.A. DE C.V	BOA	USD	40,000,000	44,744
	HSBC	USD	40,000,000	44,744
	KDB	USD	50,000,000	55,930
	MIZUHO	USD	45,000,000	50,337
	SMBC	USD	69,725,000	77,994
POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	200,000,000	223,720
POSCO-VST Co., Ltd.	ANZ	USD	25,000,000	27,965
	HSBC	USD	20,000,000	22,372
	KEB	USD	15,000,000	16,779
	MIZUHO	USD	20,000,000	22,372
POSUK Titanium LLP	Shinhan Bank	USD	18,000,000	20,135
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	490,000,000	548,114
	ANZ	USD	87,500,000	97,878
	BTMU	USD	119,000,000	133,113
	Credit Suisse AG	USD	91,000,000	101,793
	HSBC	USD	112,000,000	125,283
	MIZUHO	USD	105,000,000	117,453
	SCB	USD	86,800,000	97,094
	SMBC	USD	119,000,000	133,113
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	27,406

		USD	3,220,497,500	3,602,447
		CNY	634,200,000	112,564
		MYR	240,000,000	87,370

As of December 31, 2011, the amount of financial guarantee contracts recognized in financial guarantee liabilities was (Won)1,500,058 million.

34

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

3)	Financial income and loss by category of financial instrument for the nine-month periods ended September 30, 2012 and 2011 are as follows:

	Financial income and costs								Other comprehensive loss
(in millions of Won)	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	(Won)	—	—	—	—	(1,084)	5,252	4,168	—
Available-for-sale financial assets		120	110,897	—	—	59,845	(61,771)	109,091	(156,797)
Held-to-maturity investments		1,179	—	—	—	—	—	1,179	—
Loans and receivables		86,195	—	(23,578)	(15,729)	(187)	(389)	46,312	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	4,606	4,606	—
Financial liabilities at amortized cost		(300,849)	—	43,689	203,188	—	(519)	(54,491)	—

	(Won)	(213,355)	110,897	20,111	187,459	58,574	(52,821)	110,865	(156,797)

(*1)	Financial income in the statement of comprehensive income also includes the dividends from subsidiaries and associates of (Won)112,514 million for the nine-month period ended September 30, 2012.

	Financial income and costs								Other comprehensive loss
(in millions of Won)	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	(Won)	—	—	—	—	(3,431)	18	(3,413)	—
Available-for-sale financial assets		—	127,529	—	—	56,862	—	184,391	(677,002)
Held-to-maturity investments		1,213	—	—	—	—	—	1,213	—
Loans and receivables		74,908	—	(11,970)	35,371	(424)	—	97,885	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(3,682)	(3,682)	—
Financial liabilities at amortized cost		(308,934)	—	59,713	(573,783)	—	(19,143)	(842,147)	—

	(Won)	(232,813)	127,529	47,743	(538,412)	53,007	(22,807)	(565,753)	(677,002)

(*1)	Financial income in the statement of comprehensive income also includes the dividends from subsidiaries and associates of (Won)134,502 million for the nine-month period ended September 30, 2011.

35

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

4)	Financial income and loss by category of financial instrument for the three-month periods ended September 30, 2012 and 2011 are as follows:

	Financial income and costs								Other comprehensive loss
(in millions of Won)	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	(Won)	—	—	—	—	—	5,252	5,252	—
Available-for-sale financial assets		120	2,772	—	—	—	(1,093)	1,799	(53,821)
Held-to-maturity investments		395	—	—	—	—	—	395	—
Loans and receivables		28,640	—	(12,707)	(10,678)	(5)	(304)	4,946	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(2,531)	(2,531)	—
Financial liabilities at amortized cost		(94,838)	—	31,663	169,143	—	(9)	105,959	—

	(Won)	(65,683)	2,772	18,956	158,465	(5)	1,315	115,820	(53,821)

(*1)	Financial income in the statement of comprehensive income also includes the dividends from subsidiaries and associates of (Won)11,268 million for the three-month period ended September 30, 2012.

	Financial income and costs								Other comprehensive loss
(in millions of Won)	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	(Won)	—	—	—	—	(4,549)	(313)	(4,862)	—
Available-for-sale financial assets		(5)	52,092	—	—	56,887	—	108,974	(319,009)
Held-to-maturity investments		399	—	—	—	—	—	399	—
Loans and receivables		23,659	—	38,202	39,568	(133)	—	101,296	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(4,783)	(4,783)	—
Financial liabilities at amortized cost		(112,968)	—	(54,856)	(856,378)	—	(17,860)	(1,042,062)	—

	(Won)	(88,915)	52,092	(16,654)	(816,810)	52,205	(22,956)	(841,038)	(319,009)

(*1)	Financial income in the statement of comprehensive income also includes the dividends from subsidiaries and associates of (Won)9,810 million for the three-month period ended September 30, 2011.

36

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Impairment losses on financial assets

1)	Allowance for doubtful accounts as of September 30, 2012 and December 31, 2011 is as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Accounts receivable	(Won)	11,295	2,174
Other accounts receivable		10,571	10,571
Long-term loans		14,453	14,453
Other assets		13	13

	(Won)	36,332	27,211

2)	Impairment losses on financial assets for the three-month and the nine-month period ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
(Reversal of) bad debt expenses		3,177	(4)	9,054	(2,725)
Reversal of other bad debt expenses		—	—	—	(51)
Impairment loss of available-for-sale investments		1,093	—	61,771	—

	(Won)	4,270	(4)	70,825	(2,776)

3)	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Beginning	(Won)	27,210	30,013
(Reversal of) bad debt expenses		9,054	(2,804)
Other		68	1

Ending	(Won)	36,332	27,210

37

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(c)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012			December 31, 2011
(in millions of Won)	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Financial assets held for trading	(Won)	—	—	50,132	50,132
Available-for-sale financial assets (*1)		2,839,276	2,839,276	3,630,357	3,630,357
Derivatives assets (*2)		5,252	5,252	—	—

		2,844,528	2,844,528	3,680,489	3,680,489

Assets measured amortized cost (*3)
Cash and cash equivalents		1,391,757	1,391,757	1,137,882	1,137,882
Current trade accounts and note receivable		4,439,345	4,439,345	4,220,266	4,220,266
Loans and other receivables		1,263,016	1,263,016	1,402,927	1,402,927
Held-to-maturity investments		29,961	29,961	29,903	29,903

		7,124,079	7,124,079	6,790,978	6,790,978

Liabilities measured fair value
Derivatives liabilities (*2)		19,063	19,063	23,669	23,669

Liabilities measured amortized cost (*3)
Trade accounts payable		1,017,101	1,017,101	1,395,846	1,395,846
Borrowings		10,744,316	11,335,711	11,632,396	12,048,152
Financial guarantee liabilities		29,614	29,614	17,499	17,499
Others		984,283	984,283	1,195,429	1,195,429

	(Won)	12,775,314	13,366,709	14,241,170	14,656,926

(*1)	The fair value of available-for-sale financial assets traded within the market is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service.
(*2)	The fair value of derivatives is measured using valuation models such as binomial model and Black-scholes model in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

38

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair value measurements classified by fair value hierarchy as of September 30, 2012 and December 31, 2011 and are as follows:

a. September 30, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	(Won)	2,160,428	—	678,848	2,839,276
Derivatives assets		—	5,252	—	5,252

Financial Liabilities
Derivatives liabilities	(Won)	—	19,063	—	19,063

b. December 31, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	(Won)	—	50,132	—	50,132
Available-for-sale financial assets		2,774,838	—	855,519	3,630,357

Financial Liabilities
Derivatives liabilities	(Won)	—	23,669	—	23,669

(d)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2011.

39

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

19. Share Capital and Contributed Surplus

(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of (Won)5,000 per share. As of September 30, 2012, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. 9,293,790 shares of common stock were retired with the Board of Directors’ approvals.

As of September 30, 2012, total shares of ADRs of 52,974,264 are equivalent to 13,243,566 of common stock.

As of September 30, 2012, the ending balance of common stock amounts to (Won)482,403 million; however, it is different from par value of issued common stock, which amounted to (Won)435,934 million, due to retirement of treasury stock.

(b)	Capital surplus

Capital surplus as of September 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Share premium	(Won)	463,825	463,825
Gains on disposal of treasury shares		763,867	763,867

	(Won)	1,227,692	1,227,692

40

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

20. Accumulated Other Comprehensive Income

(a)	Accumulated other comprehensive income as of September 30, 2012 and December 31, 2011 is comprised of the following:

(in millions of Won)	September 30, 2012		December 31, 2011
Accumulated changes in fair value of available-for-sale investments, net of tax	(Won)	(90)	156,707

(b)	The changes in fair value of available-for-sale investments for the nine-month period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	September 30, 2012		December 31, 2011
Beginning balance	(Won)	156,707	1,079,038
Changes in fair value of available-for-sale securities		(224,498)	(769,627)
Reclassification to profit or loss upon disposal		(61,914)	(331,977)
Impairment of available-for-sale securities		61,771	(75,480)
Tax effects		67,844	254,753

Ending balance	(Won)	(90)	156,707

21. Treasury Shares

As of September 30, 2012, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

41

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

22. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Wages and salaries	(Won)	53,138	39,608	138,654	123,876
Expenses related to defined benefit plan		5,746	6,989	16,339	21,306
Other employee benefits		12,876	16,049	47,726	50,100
Travel		4,020	5,200	11,528	15,959
Depreciation		6,237	5,661	18,522	16,563
Amortization		4,537	4,204	13,467	11,834
Rental		10,036	8,966	30,696	27,749
Repairs		3,565	7,350	9,532	14,308
Advertising		17,037	31,728	76,339	73,389
Research & development		28,610	38,339	99,185	104,918
Service fees		36,654	38,192	112,297	123,846
Supplies		1,267	531	3,388	4,637
Vehicles maintenance		1,726	1,877	5,344	5,371
Industry association fee		1,096	1,018	6,032	5,719
Training		1,588	6,335	9,354	15,023
Conference		1,217	1,530	3,918	4,920
(Reverse of) bad debt expenses		3,177	(4)	9,054	(2,725)
Others		9,305	7,804	25,543	21,315

	(Won)	201,832	221,377	636,918	638,108

42

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Freight and custody expenses	(Won)	212,651	220,305	652,664	604,406
Operating expenses for distribution center		2,196	2,082	6,718	5,700
Sales commissions		22,052	16,159	53,732	43,446
Sales advertising		1,754	13	2,508	64
Sales promotion		1,537	1,467	4,260	3,882
Sample		525	523	1,387	1,667
Sales insurance premium		2,374	2,844	7,452	8,311

	(Won)	243,089	243,393	728,721	667,476

43

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

23. Other Operating Income and Expenses

Details of other operating income and other operating expense for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Other operating income
Gain on disposals of property, plant and equipment	(Won)	17,511	1,528	23,046	8,580
Reversal of impairment of property, plant, and equipment		—	—	1,606	—
Gain on disposal of assets held for sale		—	—	1,150	—
Gain on disposal of other non-current assets		—	38	—	38
Miscellaneous income		5,407	9,195	14,585	22,790

		22,918	10,761	40,387	31,408

Other operating expense
Loss on disposals of property, plant, and equipment		19,316	9,990	59,947	40,310
Reversal of other bad debt expenses		—	—	—	(51)
Donations		7,159	14,127	45,027	23,585
Idle tangible assets expenses		6,828	6,763	21,074	9,949
Loss on disposal of other non-current assets		9	—	9	—
Loss on disposal of investment in subsidiaries and associates		—	—	395	—
Loss on disposals of assets held for sale		—	—	9,391	—
Loss on disposals of intangible assets		487	—	608	—
Impairment loss of intangible assets		5,728	—	5,728	—
Miscellaneous loss		2,006	3,021	10,119	12,939

	(Won)	41,533	33,901	152,298	86,732

44

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

24. Expenses by nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other operating expenses in the statements of comprehensive income for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Changes in inventories (*1)	(Won)	135,178	(274,746)	441,613	(688,538)
Raw materials and consumables used		5,967,540	7,034,691	18,244,215	20,191,623
Employee benefits expenses		385,618	315,054	1,003,446	958,886
Outsourced processing cost		500,331	498,017	1,488,675	1,429,850
Depreciation (*2)		461,511	441,660	1,364,156	1,285,162
Amortization		9,642	8,995	29,048	25,483
Research & development expenses		116,045	125,441	372,339	359,162
Electricity and water expenses		148,514	128,351	457,560	426,867
Service fees		52,714	55,187	158,768	173,120
Advertising		17,037	31,728	76,339	73,389
Freight and custody expenses		212,651	220,305	652,664	604,406
Sales commissions		22,052	16,159	53,732	43,446
Loss on disposal of property, plant, and equipment		19,316	9,990	59,947	40,310
Other expenses		65,565	274,724	933,110	710,158

	(Won)	8,113,714	8,885,556	25,335,612	25,633,324

(*1)	Changes in inventories include changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

45

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

25. Finance Income and Costs

Details of finance income and costs for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won)	2012		2011	2012	2011
Finance income
Interest income	(Won)	29,155	24,053	87,494	76,121
Dividend income		14,040	61,902	223,411	262,031
Gain on disposal of financial assets held for trading		—	839	556	1,957
Gain on valuation of financial assets held for trading		—	(313)	—	18
Gain on foreign currency transactions		57,687	141,997	187,037	326,883
Gain on foreign currency translations		145,247	(240,641)	208,971	47,849
Gain on derivatives transactions		—	69	—	69
Gain on valuation of derivatives		2,720	(571)	9,858	530
Gains on disposal of available-for-sale investments		—	57,080	84,259	57,080

		248,849	44,415	801,586	772,538

Finance costs
Interest expense		94,838	112,968	300,849	308,934
Loss on foreign currency transactions		38,731	158,651	166,926	279,140
Loss on foreign currency translations		(13,218)	576,169	21,512	586,261
Impairment loss of available-for-sale investments		1,093	—	61,771	—
Loss on debentures redemption		—	17,476	—	17,476
Loss on disposals of available-for-sale investments		—	193	24,414	218
Loss on derivatives transactions		—	5,457	1,640	5,457
Loss on valuation of derivatives		—	4,212	—	4,212
Financial fees		307	377	891	1,648
Loss on disposition of trade receivables		5	133	187	424
Acceptances and guarantee fees		5	7	17	19

	(Won)	121,761	875,643	578,207	1,203,789

46

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

26. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax income/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The Company’s separate effective tax rate for the nine-month period ended September 30, 2012 was 21.24% (for the nine-month period ended September 30, 2011: 21.18%).

27. Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won, except per share information)	2012		2011	2012	2011
Net income	(Won)	744,096	248,503	1,986,618	2,421,657
Weighted-average number of common shares outstanding (*1)		77,244,444	77,244,444	77,244,444	77,254,303
Basic and dilluted earnings per share		9,633	3,217	25,719	31,347

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30
	2012	2011	2012	2011
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,942,391)	(9,942,391)	(9,942,391)	(9,932,532)

Weighted-average number of common shares outstanding	77,244,444	77,244,444	77,244,444	77,254,303

The Company did not calculate diluted earnings per share because there were no potential shares of common stock which had dilutive effects as of September 30, 2012 or 2011.

47

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

28. Related Party Transactions

(a)	Significant transactions, which occurred in the ordinary course of business, with related companies for the three-month and the nine-month periods ended September 30, 2012 and 2011 are as follows:

	Sales and others (*1)					Purchase and others (*2)
	For the three-month periods			For the nine-month periods		For the three-month periods		For the nine-month periods
	ended September 30			ended September 30		ended September 30		ended September 30
(in millions of Won)	2012		2011	2012	2011	2012	2011	2012	2011
Subsidiaries (*3)
POSCO E&C Co., Ltd.	(Won)	9,358	10,693	16,647	21,074	319,955	435,645	887,037	1,176,181
POSCO P&S Co., Ltd.		258,321	270,800	704,889	964,861	408,987	380,725	1,113,392	1,080,835
POSCO Coated & Color Steel Co., Ltd.		117,727	144,774	377,803	460,051	1,136	475	3,367	1,318
POSCO Plant Engineering Co., Ltd.		1,535	2,679	2,347	7,663	84,713	80,834	211,055	189,671
POSCO ICT Co., Ltd.		611	362	1,166	1,107	113,555	124,877	303,809	372,869
POSCO Chemtech Co., Ltd.		128,337	106,544	381,746	314,745	200,011	187,366	592,258	552,443
POSCO TMC CO., LTD.		63,944	43,747	163,364	126,183	285	216	736	449
POSCO AST Co., Ltd.		57,091	88,390	201,084	233,020	13,217	14,178	44,012	44,073
Daewoo International Corp.		1,045,953	1,045,858	3,207,473	2,664,011	5,051	1,066	11,192	2,600
POSCO NST.Co., Ltd.		49,290	52,010	168,791	128,623	1,142	1,028	3,070	3,289
POSCO America Corporation		202,120	71,159	563,531	207,608	—	—	50	—
POSCO Canada Ltd.		—	—	—	—	74,812	110,849	155,053	217,148
POSCO Asia Co., Ltd.		476,901	575,127	1,475,449	1,488,258	22,298	29,826	73,639	147,623
POSCO-Japan Co., Ltd.		377,461	432,830	1,087,762	1,087,588	7,693	3,878	20,640	24,579
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		49,639	40,394	136,173	104,522	—	—	15	—
POSCO-Mexico Co., Ltd.		101,268	103,578	261,340	253,572	—	176	—	176
Daewoo International Singapore Pte. Ltd.		—	—	—	—	22,583	20,957	45,868	122,128
Others		322,609	271,416	902,656	630,382	255,035	168,393	727,251	622,077

	(Won)	3,262,165	3,260,361	9,652,221	8,693,268	1,530,473	1,560,489	4,192,444	4,557,459

Associates (*3)
Posmate Co., Ltd.		266	284	766	864	12,335	13,287	37,330	38,938
SNNC Co., Ltd.		609	530	1,559	1,190	119,090	126,472	257,991	311,523
SUNG JIN GEOTEC Co., Ltd.		9,540	11,366	20,946	35,208	—	—	—	—
DONG BANG METAL IND.CO.,LTD.		18,825	25,995	73,752	61,394	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center CO., Ltd.		5,926	10,885	22,501	17,687	—	—	—	—
USS-POSCO Industries (UPI)		—	46,941	85	298,220	—	—	101	29
Poschrome(Proprietary) Ltd.		—	—	—	—	17,487	17,760	53,069	54,565
POSCO-SAMSUNG-Slovakia Processing Center		2,058	5,531	13,318	18,263	—	—	—	—
Others		5,931	12,982	17,937	27,984	575	367	4,885	3,937

		43,155	114,514	150,864	460,810	149,487	157,886	353,376	408,992

	(Won)	3,305,320	3,374,875	9,803,085	9,154,078	1,679,960	1,718,375	4,545,820	4,966,451

(*1)	Sales and others include sales and insignificant other operating income. Sales are mainly sales of steel products and these are priced on an arms length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arms length basis.
(*3)	As of September 30, 2012, the Company provides guarantees for certain related parties (note 18).

48

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(b)	The related account balances as of September 30, 2012 and December 31, 2011 are as follows:

	Receivables (*1)			Payables (*1)
(in millions of Won)	September 30, 2012		December 31, 2011	September 30, 2012	December 31, 2011
Subsidiaries
POSCO E&C Co., Ltd.	(Won)	4,506	647	147,601	241,918
POSCO P&S Co., Ltd.		78,968	88,838	7,018	1,512
POSCO Plantec		1,467	65	37,434	42,534
POSCO ICT Co., Ltd.		143	30	44,577	62,583
POSCO Coated & Color Steel Co., Ltd.		122,271	116,252	918	335
POSCO Chemtech Co., Ltd.		86,633	37,808	91,522	82,048
POSCO TMC Co., Ltd.		33,152	21,601	127	134
POSCO AST Co., Ltd.		38,718	33,266	6,485	7,090
Pos-HiMetal CO., LTD.		2,193	1,490	19,090	9,512
Daewoo International Corp.		391,210	284,125	384	1,589
POSCO NST Co., Ltd.		55,166	64,012	534	676
POSCO America Corporation		43,703	32,346	—	—
POSCO Asia Co., Ltd.		101,483	227,476	4,328	1,407
POSCO-TBPC Co., Ltd.		20,890	27,381	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		12,341	6,713	—	—
POSCO-Vietnam Co., Ltd.		173	422	—	—
POSCO-Japan Co., Ltd.		51,755	52,362	65	1,546
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		16,318	3,484	—	—
POSCO-Mexico Co., Ltd.		148,103	171,908	—	—
Others		136,002	79,765	64,521	73,689

	(Won)	1,345,195	1,249,991	424,604	526,573

Associate
Posmate Co., Ltd.		2,103	—	4,021	7,198
SNNC Co., Ltd.		213	223	30,607	23,187
DONG BANG METAL IND.CO.,LTD.		14,295	17,038	—	—
SUNGJIN GEOTEC CO.,LTD.		8,068	4,122	—	—
KOBRASCO		12,322	—	—	—
Others		450	—	2,260	809

		37,451	21,383	36,888	31,194

	(Won)	1,382,646	1,271,374	461,492	557,767

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

49

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(c)	For the nine-month periods ended September 30, 2012 and 2011, details of compensation to key management officers are as follows:

(in millions of Won)	September 30, 2012		September 30, 2011
Short-term benefits	(Won)	26,488	23,198
Long-term benefits		11,201	8,393
Retirement benefits		5,396	6,250

	(Won)	43,085	37,841

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to compensation described above, the Company provided stock appreciation rights to its executive officers and recorded reversal of stock compensation expenses amounted to (Won)436 million and (Won)4,748 million, respectively, for the nine-month periods ended September 30, 2012 and September 30, 2011.

29. Commitments and Contingencies

(a)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of September 30, 2012, 230 million tons of iron ore and 28.3 million tons of coal remained to be purchased under such long-term contracts.

(b)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

(c)	As of September 30, 2012, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

50

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

(d)	The Company is involved in 14 lawsuits and claims for alleged damages aggregating to (Won)1,476 billion as of September 30, 2012 which arose in the ordinary course of business, including civil lawsuits of Nippon Steel Corporation against the Company relating to claims of alleged improper acquisition and infringement of intellectual property rights related to production of grain oriented electrical steel sheets. It is too early in the Nippon Steel Corporation civil lawsuits proceedings for the Company to estimate the expected financial effect that will result from the ultimate resolution of the proceedings. For all other lawsuits and claims, the Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company. No provision is recorded in connection with the above lawsuits and claims as of September 30, 2012.

(e)	As of September 30, 2012, the Company has provided two blank promissory notes and a blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(f)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

(g)	The Company has provided a supplemental funding agreement, as requested from the creditors for seamless funding to Busan E&E Co., Ltd. under construction of Busan RDF power plant and also provided financial guarantee for business fulfillment insurance amounting \21,329 million related to the construction.

51

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of September 30, 2012

(Unaudited)

30. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(in millions of Won)	September 30, 2012		September 30, 2011
Financial assets held for trading	(Won)	50,132	152,208
Trade accounts and notes receivable		(237,210)	(554,494)
Other accounts receivable		33,795	(111,198)
Accrued income		601	—
Advance payments		962	(4,384)
Prepaid expenses		(36,315)	(60,511)
Inventories		1,029,420	(1,309,092)
Long-term guarantee deposits		(340)	535
Other long-term assets		(710)	—
Trade accounts payable		(379,848)	141,861
Dividends payable		—	(88)
Accounts payable		(255,589)	(70,088)
Accrued expenses		51,467	(26,323)
Advances received		10,558	13,730
Withholdings		(8,431)	(3,299)
Unearned revenue		1,225	(2,818)
Other short-term liabilities		(1,017)	26,399
Derivative liabilities		—	16,040
Payment severance benefits		(61,550)	(471,837)
Plan assets		(47,499)	207,118

	(Won)	149,651	(2,056,241)

52